AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON April 23, 2007

1933 ACT REGISTRATION NO. 333-139334

1940 ACT REGISTRATION NO. 811-21988

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933 ☒

PRE-EFFECTIVE AMENDMENT NO. 1

POST-EFFECTIVE AMENDMENT NO.

AND

REGISTRATION STATEMENT

UNDER

THE INVESTMENT COMPANY ACT OF 1940 ☒

POST-EFFECTIVE AMENDMENT NO. 1

(CHECK APPROPRIATE BOX OR BOXES)

PRIAC VARIABLE CONTRACT ACCOUNT A

(Exact Name of Registrant)

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

(Name of Depositor)

280 TRUMBULL STREET

HARTFORD, CONNECTICUT 06103-3509

(860) 534-4245

(Address and telephone number of depositor’s principal executive offices)

JOHN M. EWING

VICE PRESIDENT AND CORPORATE COUNSEL

THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

200 WOOD AVENUE SOUTH

ISELIN, NJ 08830-2706

(732) 482-6816

(Name and address of agent for service)

COPIES TO: THOMAS C. SCHIAFFO

VICE PRESIDENT AND CORPORATE COUNSEL

280 TRUMBULL STREET

HARTFORD, CONNECTICUT 06103-3509

Approximate Date of Proposed Sale to the Public: May 1, 2007

Title of Securities Being Registered:

Interests in Group and Individual Variable Annuity Contracts

Prudential Retirement Security Annuity

PROSPECTUS: May 1, 2007

This prospectus describes the Prudential Retirement Security Annuity, a flexible premium deferred annuity (the “annuity” or “contract”) offered by Prudential Retirement Insurance and Annuity Company (“PRIAC”, the “company”, “we”, “our” or “us”) and the PRIAC Variable Contract Account A. The annuity may be offered as an individual annuity contract or as an interest in a group annuity. When offered as an interest in a group annuity, “contract” or “annuity” also means any certificate providing rights and benefits to a person designated in the certificate. This prospectus describes important features of the annuity and what you should consider before purchasing the annuity. The annuity or certain of its investment options or features may not be available in all states. Various rights and benefits may differ between states to meet applicable laws and regulations. For more information about variations applicable to your state, please refer to your contract.

The annuity is sold exclusively to fund individual retirement accounts, within the meaning of Section 408 of the Internal Revenue Code of 1986, as amended (the “Code”), that are for the benefit of participants electing a direct rollover from certain retirement plans funded with a PRIAC group annuity that provides for the transfer to this contract of the Prudential IncomeFlex guaranteed withdrawal benefit the participant has under the retirement plan. We may require the custodian of the individual retirement account be our designated affiliate. These eligible investors, in addition to such direct rollover amounts, may contribute additional purchase payments to the annuity subject to our underwriting guidelines and the Code.

If you are purchasing the annuity as a replacement for existing variable annuity or variable life coverage, you should consider, among other things, any surrender or penalty charges you may incur when replacing your existing coverage. Before purchasing this annuity, you also should consider whether its features and benefits meet your needs and goals. In particular, you should consider the relative features, benefits and costs of this annuity compared with those in your retirement plan or elsewhere before transferring assets from the plan to this annuity. PRIAC is a wholly-owned subsidiary of The Prudential Insurance Company of America.

The Funds

The annuity offers a variety of variable investment options, each a sub-account of the PRIAC Variable Contract Account A, that invests in an underlying mutual fund portfolio. Currently, each sub-account invests in one of the following portfolios of the Advanced Series Trust: AST Capital Growth Asset Allocation Portfolio, AST Balanced Asset Allocation Portfolio, AST Conservative Asset Allocation Portfolio, and the AST Preservation Asset Allocation Portfolio.

Please Read this Prospectus

Please read this prospectus before purchasing the annuity and keep it for future reference. The accompanying prospectuses for the underlying mutual funds contain important information about the mutual funds. When you invest in a variable investment option, you should read the underlying mutual fund prospectus and keep it for future reference.

To Learn More About Prudential Retirement Security Annuity

To learn more about the Prudential Retirement Security Annuity, you can request a copy of the Statement of Additional Information (SAI) dated May 1, 2007. The SAI has been filed with the Securities and Exchange Commission (SEC) and is legally a part of this prospectus. PRIAC may also file other reports with the SEC. All of these filings can be reviewed and copied at the SEC’s offices, and can also be obtained from the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549. (See SEC file number 333-139334). You may obtain information on the operation of the Public Reference Room by calling the SEC at (202) 551-8090. The SEC also maintains a Web site (http://www.sec.gov) that contains the Prudential Retirement Security Annuity SAI, material incorporated by reference, and other information regarding registrants that file electronically with the SEC. The Table of Contents of the SAI is set forth in Section 10 of this prospectus. For a free copy of the SAI, call us at (877) 778-2100, or write to us at Prudential Retirement, 30 Scranton Office Park, Scranton, PA 18507-1789.

The SEC has not determined that this contract is a good investment, nor has the SEC determined that this prospectus is complete or accurate. It is a criminal offense to state otherwise. Investment in a variable annuity contract is subject to risk, including the possible loss of your money. An investment in the annuity is not a bank deposit and is not insured by the Federal Deposit Insurance Corporation or any other government agency.

Part I Summary

Prudential Retirement Security Annuity Prospectus

PRUDENTIAL RETIREMENT SECURITY ANNUITY PROSPECTUS SUMMARY

Glossary

We have tried to make this prospectus as easy to read and understand as possible. By the nature of the contract, however, certain technical words or terms are unavoidable. We have identified the following as some of these words or terms. Certain terms within this prospectus are described within the text where they appear. The descriptions of those terms may not be repeated in this glossary.

ACCUMULATION PHASE

The period that begins with the contract date (which we define below) and ends on your annuity date (defined below), or earlier if the contract is terminated through a full withdrawal or payment of a death benefit.

ADJUSTED CONTRACT VALUE

When you begin receiving annuity payments, the value of your contract minus any charge we impose for premium taxes.

ANNUAL GUARANTEED WITHDRAWAL AMOUNT

Under the terms of the Prudential IncomeFlex benefit, an amount that you may withdraw each Birthday Year as long as the Participant lives (if the optional Prudential IncomeFlex Spousal Benefit is elected, then until the last to die of the Participant and spouse). The annual income amount is set initially as a percentage of the Protected Income Base, but will be adjusted to reflect subsequent purchase payments, Excess Withdrawals and any Step-Up.

ANNUITANT

The person whose life determines the amount of annuity payments that will be paid.

ANNUITY DATE

The date you elect to begin annuity payments (annuitization). We define annuity payments below.

ANNUITY OPTIONS

Options under the contract that define the frequency and duration of annuity payments. In your contract, we also refer to these as payout or annuity options. See Section 3, “What Kind Of Payments Will I Receive During The Annuity Phase”.

ANNUITY PAYMENTS

Payments made on or after your annuity date in accordance with the annuity option you select. Annuity payments under the payout or annuity options are not withdrawals, including withdrawals under the Prudential IncomeFlex benefit. See in Section 5, “Withdrawals with the Prudential IncomeFlex Benefit” for more information about guaranteed withdrawals.

ANNUITY PHASE

The period that begins with the annuity date and ends when there are no further annuity payments due under the annuity option you select.

BENEFICIARY

The person(s) or entity you have chosen to receive a death benefit.

BIRTHDAY

Each anniversary of the Participant’s date of birth. If this date is not a business day, then the Birthday will be the last business day immediately preceding the anniversary of the Participant’s date of birth.

BIRTHDAY YEAR

Each year beginning on the Birthday and ending on the last business day preceding the next Birthday.

BUSINESS DAY

A day on which the New York Stock Exchange is open for business. Our business day generally ends at 4:00 p.m. Eastern time. Our business day may close earlier, for example, if regular trading on the New York Stock Exchange closes early.

CODE

The Internal Revenue Code of 1986, as amended.

CONTRACT DATE

The date we accept your initial purchase payment and all necessary paperwork in good order at the Prudential Retirement Service Center. Contract anniversaries are measured from the contract date. A contract year starts on the contract date or on a contract anniversary.

CONTRACT OWNER, OWNER OR YOU

The person entitled to the ownership rights under the contract. With an annuity issued as a certificate under a group annuity contract, the person designated in the certificate as having the rights and benefits in the certificate.

CONTRACT VALUE

The total value of your contract, equal to the sum of the values of your investment in each investment option you have chosen. Your contract value will go up or down based on the performance of the investment options you choose.

DEATH BENEFIT

If a death benefit is payable, the beneficiary you designate will receive the contract value. See Section 4, “What Is The Death Benefit?”

ELIGIBLE INVESTMENT

The investment options offered under a Retirement Plan when used to receive the guarantees of the Retirement Plan Prudential IncomeFlex benefit.

EXCESS WITHDRAWALS

Withdrawals in each Birthday Year in excess of the Annual Guaranteed Withdrawal Amount. Each Excess Withdrawal reduces your Annual Guaranteed Withdrawal Amount in the same proportion as the contract value was reduced by the Excess Withdrawal. See Section 5, “What is the Prudential IncomeFlex Benefit?”

GOOD ORDER

An instruction received at the Prudential Retirement Service Center, utilizing such forms, signatures and dating as we require, which is sufficiently clear that we do not need to exercise any discretion to follow such instructions.

GUARANTEED WITHDRAWAL PERCENTAGE

The percentage of the Protected Income Base used to determine the Annual Guaranteed Withdrawal Amount. This percentage generally equals 5% if you attained age 65 at the time you lock in your guaranteed withdrawals, or 4% if you did not attain age 65. If you elect the spousal benefit, then the age of the younger of you and your spouse would be used to determine this percentage.

HIGHEST BIRTHDAY VALUE

For purposes of determining the Protected Income Base, the greater of (a) the adjusted Retirement Plan Highest Birthday Value on the date the rollover transaction is executed, and (b) the highest contract value attained on the last business day immediately prior to each of the Participant’s Birthdays until the Participant attains (or would have attained) age 70. This value is adjusted for withdrawals. See Section 5, “What is the Prudential IncomeFlex Benefit”.

INDIVIDUAL RETIREMENT ACCOUNT (IRA)

Individual retirement accounts within the meaning of Section 408 of the Code. We may require that the custodian of the IRA funded by the annuity be our designated affiliate. This contract is issued as a nonqualified annuity. In order for it to be used for an IRA, the contract must be issued to a custodial account established as an IRA.

INVESTED PURCHASE PAYMENTS

Your purchase payments (which we define below) less any deduction we make for any tax charge.

LOCK-IN DATE

The date you elect to lock in your Annual Guaranteed Withdrawal Amount under this annuity. You must attain age 55 to select a Lock-In Date (both you and your spouse must attain age 55 to select a Lock-In Date for the Prudential IncomeFlex Spousal Benefit).

PRUDENTIAL INCOMEFLEX BENEFIT

A standard feature of the annuity that guarantees your ability to withdraw a percentage of an initial notional value called the Protected Income Base for your life if certain conditions are satisfied. A charge for this guarantee is deducted from the value of your investment options.

PRUDENTIAL INCOMEFLEX SPOUSAL BENEFIT, OR SPOUSAL BENEFIT

An optional version of the Prudential IncomeFlex benefit available for an additional charge. If elected and certain conditions are satisfied, then the Spousal Benefit extends guaranteed withdrawals until the last to die of you and your spouse.

PARTICIPANT

A participant in a Retirement Plan who has a Retirement Plan Prudential IncomeFlex benefit.

PROTECTED INCOME BASE

The Protected Income Base is used to determine the Annual Guaranteed Withdrawal Amount. Your Protected Income Base is equal to the greatest of: (A) the Roll-Up Value; (B) the Highest Birthday Value; and (C) the contract value when you lock in your Annual Guaranteed Withdrawal Amount (that is, the contract value on the Business Day prior to the Lock-In Date).

PRUDENTIAL RETIREMENT SERVICE CENTER

For general correspondence or express overnight mail: Prudential Retirement, 30 Scranton Office Park, Scranton, PA 18507-1789. The phone number is (877) 778-2100. Prudential’s Web site is www.prudential.com.

PURCHASE PAYMENTS

The amount of money you pay us to purchase the contract. Generally, subject to limits of the Code, you can make additional purchase payments at any time during the accumulation phase.

RETIREMENT PLAN

An employment based retirement plan funded with a PRIAC group annuity that permits you or your spouse to transfer to this contract your Retirement Plan Prudential IncomeFlex Benefit.

RETIREMENT PLAN GUARANTEED WITHDRAWAL PERCENTAGE

The percentage of the Retirement Plan Protected Income Base used to determine the Retirement Plan Annual Guaranteed Withdrawal Amount. This percentage generally equals 5% if you attained age 65 at the time you locked in your guaranteed withdrawals, or 4% if you did not attain age 65. If you elected the spousal benefit, then the age of the younger of you and your spouse would be used to determine this percentage.

RETIREMENT PLAN HIGHEST BIRTHDAY VALUE

The Highest Birthday Value as determined under the Retirement Plan Prudential IncomeFlex benefit.

RETIREMENT PLAN PRUDENTIAL INCOMEFLEX BENEFIT

The Prudential IncomeFlex guaranteed withdrawal benefit as offered through a Retirement Plan.

RETIREMENT PLAN PRUDENTIAL INCOMEFLEX SPOUSAL BENEFIT

The Prudential IncomeFlex Spousal Benefit as offered through a Retirement Plan.

RETIREMENT PLAN ROLL-UP VALUE

The Roll-Up Value as determined under the Retirement Plan Prudential IncomeFlex benefit.

ROLL-UP VALUE

For purposes of determining the Protected Income Base, the adjusted Retirement Plan Roll-Up Value on the date the rollover transaction is executed, growing 5% per year, plus subsequent purchase payments growing 5% per year, until the Participant attains (or would have attained) age 70. This value is adjusted for withdrawals. Please see Section 5, “What is the Prudential IncomeFlex Benefit?”

SEPARATE ACCOUNT

Purchase payments allocated to the variable investment options are held by us in a separate account called the PRIAC Variable Contract Account A. The separate account is set apart from all of the general assets of PRIAC.

STATEMENT OF ADDITIONAL INFORMATION

A document containing certain additional information about the Prudential Retirement Security Annuity. We have filed the Statement of Additional Information with the Securities and Exchange Commission and it is legally a part of this prospectus. To learn how to obtain a copy of the Statement of Additional Information, see the front cover of this prospectus.

STEP-UP VALUE

5% of the contract value (4% of the contract value if your Guaranteed Withdrawal Percentage is 4%) as of the last business day immediately prior to each of the Participant’s Birthdays following the Lock-In Date.

TAX DEFERRAL

This is a way to increase your assets without currently being taxed. Generally, you do not pay taxes on your contract earnings until you take money out of your contract. You should be aware that this annuity will be held in a tax favored plan (an IRA), which already provides tax deferral regardless of whether it invests in annuity contracts. See Section 9, “What Are The Tax Considerations Associated With The Prudential Retirement Security Annuity Contract?”

VARIABLE INVESTMENT OPTION

When you choose a variable investment option, we purchase shares of the underlying mutual fund that are held as an investment for that option. We hold these shares in the separate account. The division of the separate account of PRIAC that invests in a particular mutual fund is referred to in your contract as a sub-account.

Summary Of Contract Expenses

The purpose of this summary is to help you to understand the costs you will pay for the Prudential Retirement Security Annuity. The following tables describe the fees and expenses you will pay when buying, owning, and surrendering the contract. The first table describes the fees and expenses you will pay when you buy the contract, surrender the contract, or transfer cash value between investment options.

For more detailed information, including additional information about current and maximum charges, see Section 7, “What Are The Expenses Associated With The Prudential Retirement Security Annuity Contract?” The accompanying individual mutual fund prospectuses contain detailed expense information about the underlying mutual funds.

CONTRACT OWNER TRANSACTION EXPENSES

Maximum Transfer Fee

Each transfer after 12 in a contract year (1)	$30.00

Charge for Premium Tax Imposed on us by certain States/Jurisdictions (2)
0% to 3.5% of Contract Value

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including underlying mutual fund fees and expenses.

PERIODIC ACCOUNT EXPENSES

Maximum Annual Contract Fee(3)	$150.00

Maximum Insurance And Administrative Expenses With The Indicated Benefit

AS A PERCENTAGE OF AVERAGE DAILY NET ASSETS OF THE SUB-ACCOUNTS

	BASE INCOMEFLEX BENEFIT		WITH OPTIONAL SPOUSAL INCOMEFLEX BENEFIT
DESCRIPTION	Maximum Charge	Current Charge	Maximum Charge	Current Charge
Insurance and Administrative Charge(4)	1.60%	0.50%	1.60%	0.50%

Base Prudential IncomeFlex Benefit(5)	1.45%	0.95%	1.45%	0.95%
Total Annual Charge with Base IncomeFlex Benefit(6)	3.05%	1.45%

Optional Spousal Prudential IncomeFlex Benefit(7)			0.60%	0.50%
Total Annual Charge with optional Spousal Prudential IncomeFlex Benefit(8)			3.65%	1.95%

1:	Currently, we do not impose a transfer fee. As shown in the table, we may begin to charge a transfer fee up to a maximum of $30 for each transfer after the twelfth in a contract year, but we have no current intention to do so.
2:	For additional information see Taxes Attributable to Premium in Section 7, “What Are The Expenses Associated With The Prudential Retirement Security Annuity?”.
3:	Currently, we waive this fee if your contract value is greater than or equal to $100,000. Currently, this charge is $100. This fee will be assessed quarterly on the last business day of the quarter. As shown in the table, we can increase this fee in the future up to a maximum of $150, but we have no current intention to do so.
4:	Currently, this charge is 0.50%. As shown in the table, we can increase that charge up to a maximum of 1.60%, but we have no current intention to do so. Any increase in this charge would apply immediately to the daily value of the contract. We will give you written notice before increasing this charge.
5:	Currently, this charge is 0.95%. As shown in the table, we can increase that charge up to a maximum of 1.45%, but we have no current intention to do so. Any increase in this charge would apply only to new purchase payments and Step-Up transactions after the effective date of the increase. We will give you written notice before increasing this charge.
6:	The total annual charge is the sum of the maximum insurance and administrative charge and the maximum charge for the base Prudential IncomeFlex benefit.

7:	Currently, this additional charge is 0.50% (with the required Base benefit, the total current charge for the Spousal IncomeFlex benefit is 1.45%). As shown in the table, we can increase the additional charge up to 0.60% (with the required Base benefit the total maximum charge for the Spousal IncomeFlex benefit is 2.05%), but we have no current intention to do so. Any increase in this charge would apply only to new purchase payments and Step-Up transactions after the effective date of the increase. We will give you written notice before increasing this charge.
8:	The total annual charge includes the maximum insurance and administrative charge and the maximum total charge for the optional Prudential IncomeFlex spousal benefit.

TOTAL ANNUAL MUTUAL FUND OPERATING EXPENSES

The next item shows the minimum and maximum total operating expenses (expenses that are deducted from underlying mutual fund assets, including management fees, distribution and/or service (12b-1) fees, and other expenses) charged by the underlying mutual funds that you may pay periodically during the time that you own the contract. More detail on each underlying mutual fund’s fees and expenses is contained below and in that fund’s prospectus. The minimum and maximum total operating expenses depicted below are based on historical fund expenses for the year ended December 31, 2006. Fund expenses are not fixed or guaranteed by the Prudential Retirement Security Annuity contract, and may vary from year to year.

	MINIMUM	MAXIMUM
Total Annual Underlying Mutual Fund Operating Expenses	1.05%	1.12%

UNDERLYING MUTUAL FUND PORTFOLIO ANNUAL EXPENSES

Annual	Portfolio Operating Expenses (expenses that are deducted from Portfolio assets, in %)

	Shareholder Fees (fees paid directly from your investment)	Management Fees	Distribution (12b-1) Fees	Other Expenses (1)	Acquired Portfolio Fees & Expenses (2)	Total Annual Portfolio Operating Expenses (3)
AST Capital Growth Asset Allocation	None	0.15%	None	0.02%	0.95%	1.12%
AST Balanced Asset Allocation	None	0.15%	None	0.02%	0.90%	1.07%
AST Conservative Asset Allocation	None	0.15%	None	0.04%	0.89%	1.08%
AST Preservation Asset Allocation	None	0.15%	None	0.08%	0.82%	1.05%

1	Shares of the Portfolios are generally purchased through variable insurance products. The Fund has entered into arrangements with the issuers of the variable insurance products offering the Portfolios under which the Fund compensates the issuers 0.10% for providing ongoing services to Portfolio shareholders in lieu of the Fund providing such services directly to shareholders.

Amounts paid under these arrangements are included in “Other Expenses.” Subject to the expense limitations set forth below, for each Portfolio of the Fund other than the Dynamic Asset Allocation Portfolios, 0.03% of the 0.10% administrative services fee is voluntarily waived. The Dynamic Asset Allocation Portfolios do not directly pay any portion of the 0.10% administrative service fee.

2	Each Dynamic Asset Allocation Portfolio invests in shares of other Portfolios of the Fund (the Acquired Portfolios). In addition, each Portfolio may invest otherwise uninvested cash in the Dryden Core Investment Fund (Money Market and/or Short-Term Bond Series).

Investors in a Dynamic Asset Allocation Portfolio or other Portfolio indirectly bear the fees and expenses of the Acquired Portfolios and/or Dryden Core Investment Fund. The expenses shown in the column “Acquired Portfolio Fees and Expenses” represent a weighted average of the expense ratios of the Acquired Portfolios and/or Dryden Core Investment Fund, in which the Dynamic Asset Allocation Portfolios or other Portfolios invested during the year ended December 31, 2006. The Dynamic Asset Allocation Portfolios do not pay any transaction fees when they purchase and redeem shares of the Acquired Portfolios.

Where “Acquired Portfolio Fees and Expenses” are less than 0.01%, such expenses are included in the column titled “Other Expenses.” This may cause the Total Annual Portfolio Operating Expenses to differ from those set forth in the Financial Highlights tables of the respective Portfolios.

3	Prudential Investments LLC and AST Investment Services, Inc. have voluntarily agreed to waive a portion of their management fee and/or limit total expenses (expressed as an annual percentage of average daily net assets) for certain Portfolios of the Fund. These arrangements, which are set forth as follows, may be discontinued or otherwise modified at any time. AST Dynamic Asset Allocation Portfolios: 0.20%.

Expense Examples

These examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract fees, separate account annual expenses, and underlying mutual fund fees and expenses.

The examples assume that you invest $10,000 in the contract for the time periods indicated. The examples also assume that your investment has a 5% return each year and assume the maximum fees and expenses of any of the mutual funds, which do not reflect any expense reimbursements or waivers. Although your actual costs may be higher or lower, based on these assumptions, your costs would be as indicated in the tables that follow.

Example 1: Base Single Life Prudential IncomeFlex Benefit

This example assumes that:

•	You invest $10,000 in Prudential Retirement Security Annuity;

•	You have the base Prudential IncomeFlex benefit;

•	You allocate all of your assets to the variable investment option having the maximum total operating expenses;

•	Your investment has a 5% return each year; and

•	The mutual fund’s total operating expenses remain the same each year.

Example 2: Optional Spousal Prudential IncomeFlex Benefit

This example assumes that:

•	You invest $10,000 in Prudential Retirement Security Annuity;

•	You choose the optional Prudential IncomeFlex spousal benefit;

•	You allocate all of your assets to the variable investment option having the maximum total operating expenses;

•	Your investment has a 5% return each year; and

•	The mutual fund’s total operating expenses remain the same each year.

Because this contract has no withdrawal charges, your costs are not impacted by whether or not you choose to make withdrawals. Your actual costs may be higher or lower, but below are examples of what your costs would be based on these assumptions.

EXPENSES WITH BASE SINGLE LIFE PRUDENTIAL INCOMEFLEX BENEFIT

EXAMPLE 1:

1 YR	3 YRS	5 YRS	10 YRS
$565	$1,684	$2,788	$5,484

EXPENSES WITH OPTIONAL PRUDENTIAL INCOMEFLEX SPOUSAL BENEFIT

EXAMPLE 2:

1 YR	3 YRS	5 YRS	10 YRS
$623	$1,845	$3,037	$5,886

Notes for Expense Examples:

These examples should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown. Premium taxes are not reflected in these examples. Depending on the state you live in, a charge for premium taxes may apply. Your actual fees will vary based on the amount of your contract and your specific allocation(s). These examples do not reflect minimum initial purchase payment requirements. Please see Section 6, “ How Can I Purchase The Prudential Retirement Security Annuity?”

FINANCIAL STATEMENTS

The financial statements of PRIAC are included in the Statement of Additional Information. The separate account had not commenced operations or engaged in any financial transactions as of December 31, 2006, and therefore separate account financial statements are not included in the Statement of Additional Information. For a free copy of the SAI, call us at (877) 778-2100, or write to us at Prudential Retirement, 30 Scranton Office Park, Scranton, PA 18507-1789.

A table of accumulation unit values has not been included because accumulation units were not offered for sale prior to May 1, 2007.

Summary For Sections 1—10

For a more complete discussion of the following topics, see the corresponding section in Part II of the prospectus.

SECTION 1

What Is The Prudential Retirement Security Annuity?

The Prudential Retirement Security Annuity is a contract between you, the owner, and us, the insurance company. The contract allows you to invest assets contributed to a custodial IRA in the contract, which provides variable investment options, certain withdrawal and annuity benefits and a death benefit. The contract is intended for retirement savings or other long-term investment purposes.

The variable investment options available under the contract offer the opportunity for a favorable return that can increase your contract value. However, this is NOT guaranteed. It is possible, due to market changes, that your contract value may decrease in value.

You can invest your money in any or all of the variable investment options. With certain restrictions, you may also transfer assets among the variable investment options.

The contract, like all deferred annuity contracts, has two phases: the accumulation phase and the annuity phase. During the accumulation phase, any earnings grow on a tax-deferred basis and are generally taxed as income only when you make withdrawals, including withdrawals under the Prudential IncomeFlex benefit. The annuity phase starts when you begin receiving annuity payments from your contract. The amount of money you are able to accumulate in your contract during the accumulation phase will help determine the amount you will receive during the annuity phase. Other factors will affect the amount of your payments, such as age, gender and the payout option you select.

We may amend the contract as permitted by law. For example, we may add new features to the contract. Subject to applicable law, we determine whether or not to make such contract amendments available to contracts that already have been issued.

If you change your mind about owning the contract, you may cancel your contract within 10 days after receiving it (or whatever time period is required by applicable law). Generally, you will receive a refund equal to your contract value (plus the amount of any fees or other charges) as of the date you surrendered your contract. This time period is referred to as the “Free Look” period. Note that the individual retirement account this annuity funds may separately provide an unconditional refund period. Please refer to your individual retirement account documents for more information.

SECTION 2

What Investment Options Can I Choose?

You can invest your money in one or more of four variable investment options. The variable investment options are classified according to their investment style, and to assist you in evaluating these options a brief description of each portfolio’s investment objective and key policies is set forth in Section 2.

Depending upon market conditions, you may earn or lose money in any of these options. Your contract value will fluctuate with the investment performance of the mutual fund portfolios underlying the variable investment options you choose. Past performance is not a guarantee of future results.

SECTION 3

What Kind Of Payments Will I Receive During The Annuity Phase? (Annuitization)

During the annuity phase, commonly called “annuitization,” you may choose from several annuity payment options, including guaranteed payments for life. Once you begin receiving regular annuity payments, you generally cannot change your payment plan.

Note that during the accumulation phase, the Prudential IncomeFlex benefit (discussed in Section 5) also provides guaranteed minimum income protection for your life in the form of guaranteed withdrawals. These guaranteed withdrawals do not require annuitization.

SECTION 4

What Is The Death Benefit?

If the owner dies before the annuity phase of the contract begins, the person(s) or entity chosen as beneficiary generally will receive the contract value.

SECTION 5

What Is The Prudential IncomeFlex (SM) Benefit?

The Prudential IncomeFlex benefit guarantees your ability to withdraw a designated amount from the annuity annually, subject to our rules regarding the timing and amount of withdrawals. This annual guaranteed withdrawal amount is equal to a percentage of an initial notional value (called the “Protected Income Base”), regardless of the impact of market performance on your actual contract value. This benefit is designed to provide an annual withdrawal amount for life. You must attain age 55 before starting Prudential IncomeFlex guaranteed withdrawals (both you and your spouse must attain age 55 to begin guaranteed withdrawals with the spousal benefit).

Prudential IncomeFlex is a standard feature of the annuity that applies to the annuitant automatically. The spousal benefit is optional and may be elected for an additional charge. The current charge for the base Prudential IncomeFlex benefit is a daily fee equal on an annual basis to 0.95% of the contract value (1.45% if the optional spousal benefit is elected).

SECTION 6

How Can I Purchase The Prudential Retirement Security Annuity?

The contract is available only to investors transferring funds directly from a retirement plan in which they have a Prudential IncomeFlex benefit to an individual retirement account. You can purchase this contract, unless we agree otherwise and subject to our rules, with a minimum initial purchase payment of $20,000. You must get our prior approval for any initial and additional purchase payment of $1 million or more, unless we are prohibited under applicable state law from insisting on such prior approval. Generally, subject to the Code, you can make additional purchase payments at any time during the accumulation phase of the contract. Our Retirement Investment Counselors can help you fill out the proper forms. This contract is issued as a nonqualified annuity. In order for it to be used for an IRA, the contract must be issued to a custodial account established as an IRA.

SECTION 7

What Are The Expenses Associated With The Prudential Retirement Security Annuity?

The contract has insurance features and investment features, and there are costs related to each.

•	Each year we deduct a contract maintenance charge of up to $150.00. This charge is currently $100.00.

•

For insurance and administrative costs, we also deduct daily a charge of up to an annual rate of 1.60% based on the average daily value of all assets allocated to the variable investment options. This charge is currently 0.50%.

•	We also deduct a charge for the Prudential IncomeFlex benefit (see Section 5, “What is the Prudential IncomeFlex benefit?”). The current daily cost is equivalent to an annual charge of:

•	Up to 1.45% with the base Prudential IncomeFlex benefit. This charge is currently 0.95%; or

•	Up to 2.05% if you choose the optional Prudential IncomeFlex spousal benefit. This charge is currently 1.45% (i.e., 0.50% more than the base Prudential IncomeFlex charge).

There are also expenses associated with the underlying mutual funds. For 2006, the fees of these funds ranged from 1.05% to 1.12% annually. For certain funds, expenses are reduced by expense waivers and comparable arrangements. In general, these expense waivers and comparable arrangements are not guaranteed, and may be terminated at any time.

For more information, including details about other possible charges under the contract, see “Summary Of Contract Expenses” and Section 7, “What Are The Expenses Associated With The Prudential Retirement Security Annuity Contract?”

SECTION 8

How Can I Access My Money?

You may withdraw money at any time during the accumulation phase. You may, however, be subject to income tax. If you make a withdrawal prior to age 59 1/2, you also may be subject to an additional tax penalty.

This contract provides an insurance benefit, called Prudential IncomeFlex, under which we guarantee that certain amounts will be available to you for withdrawal, regardless of market-related declines in your contract value. You are not required to withdraw these guaranteed amounts.

SECTION 9

What Are The Tax Considerations Associated With The Prudential Retirement Security Annuity?

This contract is offered exclusively to fund certain individual retirement accounts (IRAs). Because this contract is issued as a nonqualified annuity, the contract must be issued to a custodial account established as an IRA.

Generally, all amounts withdrawn from IRAs (excluding qualified distributions from Roth IRAs) are taxable and subject to a 10% penalty if withdrawn prior to age 59 1/2. Currently, this contract is not available to fund Roth IRAs.

SECTION 10

Other Information

This contract is issued by Prudential Retirement Insurance and Annuity Company, a wholly-owned subsidiary of The Prudential Insurance Company of America. The contract is sold through registered representatives of affiliated broker/dealers.

Part II Sections 1—10

Prudential Retirement Security Annuity Prospectus

1: What Is The Prudential Retirement Security Annuity?

The Prudential Retirement Security Annuity is a contract between you, the owner, and us, the insurance company. Under our contract, in exchange for your payment to us, we promise to pay you a guaranteed stream of payments upon annuitization that can begin any time after the first contract anniversary. Your annuity is in the accumulation phase until you decide to begin receiving these annuity payments. The date you elect to begin receiving annuity payments is the annuity date. On the annuity date, your contract switches to the annuity phase. The contract also permits you to make guaranteed withdrawals during the accumulation phase. See Section 5, “What is the Prudential IncomeFlex(SM) Benefit?”, for further details. These withdrawals are different than annuity payments.

Annuity contracts generally benefit from tax deferral when sold outside a tax-favored plan (generally called a non-qualified annuity). Tax deferral means that you are not taxed on earnings or appreciation on the assets in your contract until you withdraw money from your contract. This annuity is offered exclusively to fund certain individual retirement accounts (IRAs), which generally provide tax deferral without investing in an annuity contract. In other words, you need not purchase this contract to gain the preferential tax treatment provided by your IRA. Therefore, before purchasing this annuity, you should consider whether its features and benefits beyond tax deferral, including the income and death benefits, meet your needs and goals. You should consider the relative features, benefits and costs of this annuity compared with any other investments or benefits available through your retirement plan or elsewhere.

The Prudential Retirement Security Annuity is a variable annuity contract. This means that during the accumulation phase, you can allocate your assets among the variable investment options. The amount of money you are able to accumulate in your contract during the accumulation phase depends upon the investment performance of the underlying mutual fund associated with that variable investment option. Because the underlying mutual funds’ portfolios fluctuate in value depending upon market conditions, your contract value can either increase or decrease. This is important, since the amount of the annuity payments you receive during the annuity phase depends upon the value of your contract at the time you begin receiving payments.

As the owner of the contract, you have all of the decision-making rights under the contract. You will also be the annuitant. The annuitant is the person who receives the annuity payments when the annuity phase begins. The annuitant is also the person whose life is used to determine the amount of these payments and how long (if applicable) the payments will continue once the annuity phase begins. On or after the annuity date, the annuitant may not be changed.

The beneficiary is the person(s) or entity you designate to receive any death benefit. You may change the beneficiary any time prior to the annuity date by making a written request to us. The optional Prudential IncomeFlex spousal benefit requires your spouse to be both your spouse and beneficiary when you elect the benefit and when you die. See Section 5, “What is the Prudential IncomeFlex Benefit?”

SHORT TERM CANCELLATION RIGHT OR “FREE LOOK”

If you change your mind about owning the Prudential Retirement Security Annuity, you may cancel your contract within 10 days after receiving it (or whatever period is required by applicable law). You can request a refund by returning the contract either to the representative who sold it to you, or to the Prudential Retirement Service Center at the address shown on the first page of this prospectus. Generally, you will receive a refund equal to your contract value (plus the amount of any fees or other charges) as of the date you surrendered your contract less applicable federal and state income tax withholding (or whatever amount is required by applicable law). Note that the individual retirement account this annuity funds may separately provide an unconditional refund period. Please refer to your individual retirement account documents for more information.

2: What Investment Options Can I Choose?

The contract gives you the choice of allocating your purchase payments to any of the variable investment options.

The variable investment options invest in selected portfolios of the Advanced Series Trust, which is a mutual fund. The Advanced Series Trust sells shares to both variable annuity and variable life insurance separate accounts of different insurance companies, which could create the kinds of conflicts that are described in more detail in the current prospectus for the underlying mutual fund. The current prospectuses for the Advanced Series Trust portfolios available in your contract also contain important information about each of the underlying mutual funds in which your variable investment options invest. When you invest in a variable investment option funded by a mutual fund, you should read the mutual fund prospectus and keep it for future reference.

VARIABLE INVESTMENT OPTIONS

The following chart classifies each of the portfolios based on our assessment of their investment style (as of the date of this prospectus). The chart also lists each portfolio’s investment objective and a short, summary description of their investment policies to assist you in determining which portfolios may be of interest to you. There is no guarantee that any portfolio will meet its investment objective and you could lose money. The name of the adviser for each portfolio appears next to the description.

The portfolios of the Advanced Series Trust are co-managed by Prudential Investments LLC and AST Investment Services, Incorporated, which are both indirect, wholly-owned subsidiaries of Prudential Financial, Inc.

A fund or portfolio may have a similar name or an investment objective and investment policies resembling those of a mutual fund managed by the same investment adviser that is sold directly to the public. Despite such similarities, there can be no assurance that the investment performance of any such fund or portfolio will resemble that of the publicly available mutual fund.

PRIAC has entered into agreements with certain underlying portfolios and/or the investment adviser or distributor of such portfolios. PRIAC may provide administrative and support services to such portfolios pursuant to the terms of these agreements and under which it receives a fee of up to 0.10% annually (as of May 1, 2007) of the average assets allocated to the portfolio under the contract. These agreements, including the fees paid and services provided, can vary for each underlying mutual fund whose portfolios are offered as sub-accounts.

In addition, the investment adviser, sub-adviser or distributor of the underlying portfolios may also compensate us by providing reimbursement or paying directly for, among other things, marketing and/or administrative services and/or other services they provide in connection with the contract. These services may include, but are not limited to: co-sponsoring various meetings and seminars attended by broker/dealer firms’ registered representatives, plan sponsors and participants, and creating marketing material discussing the contract and the available options.

[SPACE INTENTIONALLY LEFT BLANK]

STYLE/ TYPE	INVESTMENT OBJECTIVES/POLICIES	PORTFOLIO ADVISER
ADVANCED SERIES TRUST

Asset Allocation/ Balanced	AST Balanced Asset Allocation Portfolio: seeks the highest potential total return consistent with its specified level of risk tolerance. The Portfolio seeks to achieve its investment objective by investing primarily in one or more Portfolios of the Trust in accordance with its own asset allocation strategy. Under normal market conditions, the Portfolio will devote between 57.5% to 72.5% of its net assets to underlying portfolios investing primarily in equity securities, and 27.5% to 42.5% of its net assets to underlying portfolios investing primarily in debt securities and money market instruments.	AST Investment Services, Inc.; Prudential Investments LLC

Asset Allocation/ Balanced	AST Capital Growth Asset Allocation Portfolio: seeks the highest potential total return consistent with its specified level of risk tolerance. The Portfolio seeks to achieve its investment objective by investing primarily in one or more Portfolios of the Trust in accordance with its own asset allocation strategy. Under normal market conditions, the Portfolio will devote between 72.5% to 87.5% of its net assets to underlying portfolios investing primarily in equity securities, and 12.5% to 27.5% of its net assets to underlying portfolios investing primarily in debt securities and money market instruments.	AST Investment Services, Inc.; Prudential Investments LLC

Asset Allocation/ Balanced	AST Conservative Asset Allocation Portfolio: seeks the highest potential total return consistent with its specified level of risk tolerance. The Portfolio seeks to achieve its investment objective by investing primarily in one or more Portfolios of the Trust in accordance with its own asset allocation strategy. Under normal market conditions, the Portfolio will devote between 47.5% to 62.5% of its net assets to underlying portfolios investing primarily in equity securities, and 37.5% to 52.5% of its net assets to underlying portfolios investing primarily in debt securities and money market instruments.	AST Investment Services, Inc.; Prudential Investments LLC

Asset Allocation/ Balanced	AST Preservation Asset Allocation Portfolio: seeks the highest potential total return consistent with its specified level of risk tolerance. The Portfolio seeks to achieve its investment objective by investing primarily in one or more Portfolios of the Trust in accordance with its own asset allocation strategy. Under normal market conditions, the Portfolio will devote between 27.5% to 42.5% of its net assets to underlying portfolios investing primarily in equity securities, and 57.5% to 72.5% of its net assets to underlying portfolios investing primarily in debt securities and money market instruments.	AST Investment Services, Inc.; Prudential Investments LLC

TRANSFERS AMONG OPTIONS

Subject to certain restrictions, you can transfer money among the variable investment options. The minimum transfer amount is the lesser of $250 or the total amount in the investment option from which the transfer is to be made. Currently, we waive this minimum transfer amount. We have the right to begin imposing this minimum transfer amount for any future transfers.

In general, your transfer request may be made by telephone, electronically, or otherwise in paper form to the Prudential Retirement Service Center. We have procedures in place to confirm that instructions received by telephone or electronically are genuine. We will not be liable for following telephone or electronic instructions that we reasonably believe to be genuine. Your transfer request will take effect at the end of the business day on which it was received in good order by us, or by certain entities that we have specifically designated. Transfer requests received after the close of the business day will take effect at the end of the next business day.

During the contract accumulation phase, you can make up to 12 transfers each contract year, among the investment options, without charge. If you make more than 12 transfers in one contract year, you may be charged up to $30 for each additional transfer. For purposes of the 12 free transfers per year that we allow, we will treat multiple transfers that are submitted on the same business day as a single transfer. Currently, we waive this transfer charge. We have the right to begin imposing this charge for any future transfers.

REDEMPTION FEES AND ABUSIVE TRADING PRACTICES

The practice of making frequent transfers among variable investment options in response to short-term fluctuations in markets, sometimes called “market timing” or “excessive trading,” can make it very difficult for a portfolio manager to manage an underlying mutual fund’s investments. Frequent transfers may cause the fund to hold more cash than otherwise necessary, disrupt management strategies, increase transaction costs or affect performance. For these reasons, the annuity was not designed for persons who make programmed, large or frequent transfers.

We consider “market timing/excessive trading” to be one or more trades into and out of (or out of and into) the same variable investment option within a rolling 30-day period when each exceeds a certain dollar threshold. Automatic or system-driven transactions, such as regularly scheduled or periodic distributions do not constitute prohibited excessive trading and will not be subject to these criteria.

In light of the risks posed by market timing/excessive trading to contract owners and other mutual fund investors, we monitor annuity transactions in an effort to identify such trading practices. We reserve the right to limit the number of transfers in any year for all contract owners, and to take the other actions discussed below. We also reserve the right to refuse any transfer request from all or certain contract owners if: (a) we believe that market timing (as we define it) has occurred; or (b) we are informed by an underlying fund that transfers in its shares must be restricted under its policies and procedures concerning excessive trading.

In furtherance of our general authority to restrict transfers as described above, and without limiting other actions we may take in the future, we have adopted the following specific procedures:

•	Warning. Upon identification of activity that meets the market-timing criteria, a warning letter will be sent to the contract owner.

•

Restriction. A second incidence of activity meeting the market timing criteria within a six-month period will trigger a trade restriction. To the extent permitted by law, we will restrict a contract owner from trading through the Internet, phone or facsimile for all investment options available to the contract owner. In such case, the contract owner will be required to provide written direction via standard (non-overnight) U.S. mail delivery for trades of the underlying funds. The duration of a trade restriction is 3 months, and may be extended incrementally (3 months) if the behavior recurs during the 6-month period immediately following the initial restriction.

•

Action by an Underlying Fund. The portfolios may have adopted their own policies and procedures with respect to excessive trading of their respective shares, and we reserve the right to enforce these policies and procedures. The prospectuses for the portfolios describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Under federal securities regulations, we are required to: (1) enter into a written agreement with each portfolio or its principal underwriter that obligates us to provide to the portfolio promptly upon request certain information about the trading activity of individual contract owners, and (2) execute instructions from the portfolio to restrict or prohibit further purchases or transfers by specific contract owners who violate the excessive trading policies established by the portfolio. In addition, you should be aware that some portfolios may receive “omnibus” purchase and redemption orders from other insurance companies or intermediaries such as retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the portfolios in their ability to apply their excessive trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the portfolios (and thus contract owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the portfolios.

A portfolio also may assess a short term trading fee in connection with a transfer out of the variable investment option investing in that portfolio that occurs within a certain number of days following the date of allocation to the variable investment option. Each portfolio determines the amount of the short term trading fee and when the fee is imposed. The fee is retained by or paid to the portfolio and is not retained by us. The fee will be deducted from your contract value.

Although our transfer restrictions are designed to prevent excessive transfers, they are not capable of preventing every potential occurrence of excessive transfer activity.

SCHEDULED TRANSACTIONS

Scheduled transactions include systematic withdrawals, systematic investments, required minimum distributions, substantially equal periodic payments under Section 72(t) of the Internal Revenue Code of 1986, as amended (Code), and annuity payments. Scheduled transactions are processed and valued as of the date they are scheduled, unless the scheduled day is not a business day. In that case, the transaction will be processed and valued on the next business day, unless (with respect to required minimum distributions, substantially equal periodic payments under Section 72(t) of the Code, and annuity payments only), the next business day falls in the subsequent calendar year, in which case the transaction will be processed and valued on the prior business day.

VOTING RIGHTS

We are the legal owner of the shares of the underlying mutual funds used by the variable investment options. However, we vote the shares of the mutual funds according to voting instructions we receive from contract owners. When a vote is required, we will mail you a proxy, which is a form you need to complete and return to us to tell us how you wish us to vote. When we receive those instructions, we will vote all of the shares we own on your behalf in accordance with those instructions. We will vote fund shares for which we do not receive instructions, and any other shares that we own in our own right, in the same proportion as shares for which we receive instructions from contract owners. This voting procedure is sometimes referred to as “mirror voting” because, as indicated in the immediately preceding sentence, we mirror the votes that are actually cast, rather than decide on our own how to vote. In addition, because all the shares of a given mutual fund held within our separate account are legally owned by us, we intend to vote all of such shares when that underlying fund seeks a vote of its shareholders. As such, all such shares will be counted towards whether there is a quorum at the underlying fund’s shareholder meeting and towards the ultimate outcome of the vote. Thus, under “mirror voting,” it is possible that the votes of a small percentage of contract owners who actually vote will determine the ultimate outcome. We may change the way your voting instructions are calculated if it is required or permitted by federal or state regulation.

SUBSTITUTION

We may substitute one or more of the underlying mutual funds used by the variable investment options. We may also cease to allow investments in existing funds. We would not do this without the approval of the Securities and Exchange Commission (SEC) and any necessary state insurance departments. You will be given specific notice in advance of any substitution we intend to make.

3: What Kind Of Payments Will I Receive During The Annuity Phase? (Annuitization)

PAYMENT PROVISIONS

You can begin taking annuity payments any time after the first contract anniversary. We make the income plans described below available at any time before the annuity date. These plans are called “annuity options” or “settlement options.” During the annuity phase, all of the annuity options under this contract are fixed annuity options. This means that your participation in the variable investment options ends on the annuity date. Generally, once the annuity payments begin, the annuity option cannot be changed and you cannot make withdrawals or surrender the Contract.

IN ADDITION TO THE ANNUITY PAYMENT OPTIONS DISCUSSED IN THIS SECTION, PLEASE NOTE THAT THE PRUDENTIAL INCOMEFLEX BENEFIT OFFERS GUARANTEED INCOME IN THE FORM OF GUARANTEED WITHDRAWALS. THIS SECTION DOES NOT DESCRIBE PRUDENTIAL INCOMEFLEX. PLEASE SEE SECTION 5 OF THIS PROSPECTUS FOR ADDITIONAL INFORMATION ABOUT THE PRUDENTIAL INCOMEFLEX BENEFIT.

Option 1

Annuity Payments For A Fixed Period

Under this option, we will make equal payments for the period chosen, up to 25 years (but not to exceed life expectancy). The annuity payments may be made monthly, quarterly, semiannually, or annually, as you choose, for the fixed period. If the annuitant dies during the annuity phase, payments will continue to the beneficiary for the remainder of the fixed period or, if the beneficiary so chooses, we will make a single lump sum payment. The amount of the lump sum payment is determined by calculating the present value of the unpaid future payments. This is done by using the interest rate used to compute the actual payments.

Option 2

Life Income Annuity Option

Under this option, we will make annuity payments monthly, quarterly, semiannually, or annually as long as the annuitant is alive. If the annuitant dies before we have made 10 years worth of payments, we will pay the beneficiary in one lump sum the present value of the annuity payments scheduled to have been made over the remaining portion of that 10 year period, unless we were specifically instructed that such remaining annuity payments continue to be paid to the beneficiary. The present value of the remaining annuity payments is calculated by using the interest rate used to compute the amount of the original 120 payments.

Other Annuity Options

We currently offer a variety of other annuity options not described above. At the time annuity payments are chosen, we may make available to you any of the fixed annuity options that are offered at your annuity date.

TAX CONSIDERATIONS

Your contract will be held in a custodial account established as an individual retirement account (IRA). Therefore, you should consider the required minimum distribution provisions of the Code requirements of the IRA when selecting your annuity option.

HOW WE DETERMINE ANNUITY PAYMENTS

Generally speaking, the annuity phase of the contract involves our distributing to you in increments the value that you have accumulated. We make these incremental payments either over a specified time period (e.g., 15 years) (fixed period annuities) or for the duration of the life of the annuitant (and possibly co-annuitant) (life annuities). There are certain assumptions that are common to both fixed period annuities and life annuities. In each type of annuity, we assume that the value you apply at the outset toward your annuity payments earns interest throughout the payout period. If our current annuity purchase rates on the annuity date are more favorable to you than the guaranteed rates stated below, we will make payments based on those more favorable rates.

Assumptions that we use for life annuities and fixed period annuities differ, as detailed in the following overview:

Fixed Period Annuities

Generally speaking, in determining the amount of each annuity payment under a fixed period annuity, we start with the adjusted contract value and add interest assumed to be earned over the fixed period. Using the interest in effect, we determine the benefit that can be supported during the guaranteed period such that the present value of the benefit payments equals the accumulated account balance. The life expectancy of the annuitant and co-annuitant are relevant to this calculation only in that we will not allow you to select a fixed period that exceeds life expectancy.

Life Annuities

There are more variables that affect our calculation of life annuity payments. Most importantly, we make several assumptions about the annuitant’s or co-annuitant’s life expectancy.

Below are the standard assumptions that determine the guaranteed annuity benefit. As stated above, if current assumptions provide a more favorable benefit, the more favorable benefit will be paid.

•	2% Interest

•	8.25% Load

•	1950 Male Group Annuity Valuation Table, with age setback of 4.8 years plus one-fifth of the number of years from 1895 to the annuitant’s year of birth

In addition, certain states may require the use of assumptions that produce a more favorable benefit. When these requirements apply, the more favorable benefit will be paid.

4: What Is The Death Benefit?

The death benefit feature protects the contract value for the beneficiary.

BENEFICIARY

The beneficiary is the person(s) or entity you name to receive any death benefit. The beneficiary is named at the time the contract is issued, unless you change it at a later date. A change of beneficiary will take effect on the date you sign the change request form, provided that we receive the form in good order. Unless an irrevocable beneficiary has been named, during the accumulation period you can change the beneficiary at any time before the owner dies.

The optional Prudential IncomeFlex spousal benefit requires your spouse to be both your spouse and beneficiary when you elect the benefit and when you die. See Section 5, “What is the Prudential IncomeFlex Benefit?”

CALCULATION OF THE DEATH BENEFIT

If the owner dies during the accumulation period, after we receive the appropriate proof of death and any other needed documentation (“due proof of death”), your beneficiary will receive the contract value as of the date we receive due proof of death. We require due proof of death to be submitted promptly.

PAYOUT OPTIONS

The beneficiary may, within 60 days of providing due proof of death, choose to take the death benefit under one of several death benefit payout options listed below.

The death benefit payout options are:

Choice 1. Lump sum payment of the death benefit. If the beneficiary does not choose a payout option within sixty days, the beneficiary will receive this payout option. Payment as a transfer to another IRA titled as an inherited IRA would also be included in this payout option.

Choice 2. The payment of the entire death benefit within 5 years of the date of death of the owner.

Choice 3. Payment of the death benefit under an annuity or annuity settlement option over the lifetime of the beneficiary or over a period not extending beyond the life expectancy of the beneficiary with distribution beginning within one year of the date of death of the owner.

If the beneficiary is the spouse of the owner at the time of the owner’s death, then the contract will continue and the spouse will become the owner. The spouse may, within 60 days of providing due proof of death, elect to take the death benefit under any of the payout options described above. In addition, the spouse can choose to defer payments until the IRA owner would have reached age 70 1/2 or can change title to the account to the spouse’s name.

The tax consequences to the beneficiary vary among the three death benefit payout options. See Section 9, “What Are The Tax Considerations Associated With The Prudential Retirement Security Annuity Contract?”

Any portion of the death benefit not applied under Choice 3 within one year of the owner’s date of death must be distributed within five years of the date of death.

5: What Is The Prudential IncomeFlex (SM) Benefit?

PRUDENTIAL INCOMEFLEX (SM) BENEFIT

The Prudential IncomeFlex benefit is a standard feature of the contract that guarantees your ability to withdraw amounts equal to a percentage of an initial notional value (called the “Protected Income Base”), regardless of the impact of market performance on your contract value (subject to our rules regarding the timing and amount of withdrawals). There are two options — one is the base benefit designed to provide an annual withdrawal amount for your life and the other is a spousal benefit designed to provide the same annual withdrawal amount until the last to die of you and your spouse.

The base Prudential IncomeFlex benefit and its daily charge apply to the contract automatically. It cannot be terminated without ending your contract. When deciding to purchase this contract, you should consider the costs and benefits of this feature. Generally, this benefit may be appropriate if you intend to make periodic withdrawals from your contract and wish to ensure that adverse market performance will not affect your ability to receive annual payments. You are not required to make withdrawals.

The Prudential IncomeFlex spousal benefit is optional. You may elect this benefit when you lock in your Annual Guaranteed Withdrawal Amount. There is an additional daily charge for this benefit, which applies only after the Lock-In Date. Once elected, the spousal benefit may not be revoked, and the additional daily charge will continue until your contract ends, even if your spouse dies before you or is otherwise ineligible for the spousal benefit due to divorce or beneficiary changes.

The Prudential IncomeFlex benefit is subject to certain restrictions described below.

Transfer of Retirement Plan Guarantees

This contract is sold exclusively to Participants who have a Prudential IncomeFlex benefit in connection with a Retirement Plan. This contract is designed to accept the transfer of certain Retirement Plan Prudential IncomeFlex benefit values in connection with a direct rollover of assets to an individual retirement account. In connection with the rollover transaction, each guarantee value described below will begin with a value equal to the corresponding Retirement Plan guarantee value, assuming a transfer of all Retirement Plan account assets invested in Eligible Investments. If less than 100% of assets invested in Eligible Investments are rolled over to the contract, then the initial guarantee values described below will be reduced proportionately.

If you purchase this contract prior to your Retirement Plan Guaranteed Withdrawal Lock-In Date, then your Retirement Plan Roll-Up and Highest Birthday Values will be used to determine your initial Roll-Up Value, Highest Birthday Value, and Protected Income Base under this contract. You also can choose whether to elect the Prudential IncomeFlex spousal benefit at the time you lock in your Annual Guaranteed Withdrawal Amount under this contract.

If you purchase this contract on or after your Retirement Plan Guaranteed Withdrawal Lock-In Date, then your Retirement Plan Annual Guaranteed Withdrawal Amount will be used to determine your initial Annual Guaranteed Withdrawal Amount under this contract. Your guaranteed withdrawals will be available immediately, and you will not establish a Roll-Up Value, Highest Birthday Value or Protected Income Base under this contract. If you elected the Retirement Plan Prudential IncomeFlex Spousal Benefit, then you will automatically receive and be charged for the Prudential IncomeFlex spousal benefit under this contract. If you purchase this contract on or after your Retirement Plan Guaranteed Withdrawal Lock-In Date, then you may not add or remove the spousal benefit after you purchase this contract.

This section continues with a description of the basic elements of the Prudential IncomeFlex benefit, including the Protected Income Base, Roll-Up Value, Highest Birthday Value and Annual Guaranteed Withdrawal Amount. Then this section describes and provides examples of how these elements apply in situations where you locked in your Prudential IncomeFlex benefit in your Retirement Plan before purchasing this contract. Next, this section explains how the elements apply when you lock in the benefit after purchasing this contract. Finally, this section covers withdrawals, the optional spousal benefit, step-ups and other special considerations with the Prudential IncomeFlex benefit.

Protected Income Base

The Protected Income Base is used to determine the Annual Guaranteed Withdrawal Amount. Your Protected Income Base is equal to the greatest of: (A) the Roll-Up Value; (B) the Highest Birthday Value; and (C) the contract value when you lock in your Annual Guaranteed Withdrawal Amount (that is, the contract value on the business day prior to the Lock-In Date). In no event shall the Protected Income Base exceed $5,000,000. We reserve the right to increase this maximum.

Roll-Up Value

The initial Roll-Up Value is determined by your Retirement Plan Roll-Up Value. If this contract is purchased with 100% of the assets invested in Eligible Investments, then the initial Roll-Up Value equals the Retirement Plan Roll-Up Value on the date the rollover transaction is executed. If this contract is purchased with less than 100% of the assets invested in the Eligible Investments, then the initial Roll-Up Value shall be reduced proportionately. For example, if this contract is purchased with 60% of the assets invested in Eligible Investments, then the initial Roll-Up Value will be 60% of the Retirement Plan Roll-Up Value on the date the rollover transaction is executed. Your initial Roll-Up Value may be lower than the market value of assets transferred to purchase this contract, and therefore your initial Roll-Up Value may be lower than your initial contract value.

Unless limited by state law, the Roll-Up Value will then equal the initial Roll-Up Value growing 5% per year, plus the amount of any subsequent purchase payments growing at 5% per year from the application of the purchase payment to your contract, until the earlier of the date the Retirement Plan participant (the “Participant”) attains (or would have attained) age 70 or the Lock-In Date. The Roll-Up Value is also increased by the amount of purchase payments made after the Participant attains (or would have attained) age 70 and before the Lock-In Date.

Withdrawals prior to the Lock-In Date reduce your Roll-Up Value proportionately. Each withdrawal reduces the Roll-Up Value by the percentage equivalent of the ratio of (a) the amount of the withdrawal, to (b) the contract value (before the contract value is reduced by the amount of the withdrawal).

Example - Proportional Reduction of Roll-Up Value

• Contract value:	$100,000
• Roll-Up Value:	$120,000
• Withdrawal:	$10,000

• Ratio of withdrawal to contract value ($10,000 / $100,000):	10%
• Roll-Up Value reduced by 10% , or	$12,000
• Adjusted Roll-Up Value:	$108,000

Highest Birthday Value

The initial Highest Birthday Value is determined by your Retirement Plan Highest Birthday Value. If this contract is purchased with 100% of the assets invested in Eligible Investments, then the initial Highest Birthday Value equals the Retirement Plan Highest Birthday Value on the date the rollover transaction is executed. If this contract is purchased with less than 100% of the assets invested in the Eligible Investments, then the initial Roll-Up Value shall be reduced proportionately. For example, if this contract is purchased with 60% of the assets invested in Eligible Investments, then the initial Highest Birthday Value will be 60% of the Retirement Plan Highest Birthday Value on the date the rollover transaction is executed. Your initial Highest Birthday Value may be lower than the market value of assets transferred to purchase this contract, and therefore your initial Highest Birthday Value may be lower than your initial contract value.

The Highest Birthday Value will then equal the greater of the initial Highest Birthday Value and the highest contract value attained on each of the Participant’s Birthdays, until the earlier of the date the Participant attains (or would have attained) age 70 or the Lock-In Date. Until the Lock-In Date, each Highest Birthday Value attained is also increased by the amount of subsequent purchase payments made.

Withdrawals prior to the Lock-In Date reduce your Highest Birthday Value proportionately. Each withdrawal reduces the Highest Birthday Value by the percentage equivalent of the ratio of (a) the amount of the withdrawal, to (b) the contract value (before the contract value is reduced by the amount of the withdrawal).

Example - Proportional Reduction of Highest Birthday Value

• Contract value:	$100,000
• Highest Birthday Value:	$120,000
• Withdrawal amount:	$10,000
• Ratio of withdrawal to contract value ($10,000 / $100,000):	10%
• Highest Birthday Value reduced by 10%, or	$12,000
• Adjusted Highest Birthday Value:	$108,000

Annual Guaranteed Withdrawal Amount

The Annual Guaranteed Withdrawal Amount is the amount we guarantee that you may withdraw from the contract each Birthday Year for your life, regardless of the impact of market performance on your contract value. The Annual Guaranteed Withdrawal Amount is subject to our rules regarding the timing and amount of withdrawals. In no event shall the Annual Guaranteed Withdrawal Amount under this contract exceed $250,000. We reserve the right to increase this maximum.

You may not lock in an Annual Guaranteed Withdrawal Amount that is less than $800. Therefore, your Protected Income Base must equal $16,000 or more to lock in guaranteed withdrawals ($20,000 or more if your Guaranteed Withdrawal Percentage is 4%). Before purchasing the contract, you should consider the description of Protected Income Base above to determine your ability to lock in guaranteed withdrawals. Your ability to lock in the Prudential IncomeFlex benefit is not guaranteed.

Lock-In Date Elected In Retirement Plan

If your Retirement Plan Lock-In Date was elected before purchasing this contract, then your Retirement Plan Annual Guaranteed Withdrawal Amount will be used to determine your initial Annual Guaranteed Withdrawal Amount under this contract. If you purchase this contract with 100% of the assets invested in Eligible Investments, then the initial Annual Guaranteed Withdrawal Amount equals the Retirement Plan Annual Guaranteed Withdrawal Amount on the date the rollover transaction is executed. If you purchase this contract with less than 100% of the assets invested in the Eligible Investments, then the initial Annual Guaranteed Withdrawal Amount shall be reduced proportionately. For example, if this contract is purchased with 60% of the assets invested in Eligible Investments, then the initial Annual Guaranteed Withdrawal Amount will be 60% of the Retirement Plan Annual Guaranteed Withdrawal Amount on the date the rollover transaction is executed. The Annual Guaranteed Withdrawal Amount available between the date the contract is issued and the end of the current Birthday Year will be reduced by guaranteed withdrawals made in the Retirement Plan during the same Birthday Year. In other words, guaranteed withdrawals made in the plan during the Birthday Year you purchase the contract will count toward your guaranteed withdrawals under the contract (adjusted in the manner described above if this contract is purchased with less than 100% of assets invested in Eligible Investments).

You can increase your Annual Guaranteed Withdrawal Amount by making additional purchase payments (subsequent to the initial purchase payment). The amount of the increase is equal to 5% of any additional purchase payments (4% of additional purchase payments if your Retirement Plan Guaranteed Withdrawal Percentage was 4%). We will add the increase to your Annual Guaranteed Withdrawal Amount on the day you make the purchase payment, subject to the following:

•

During the initial Birthday Year when the contract is issued, any increase to the Annual Guaranteed Withdrawal Amount available between the date of the purchase payment and the Participant’s next Birthday will be prorated by the ratio of (i) the number of days remaining in the Birthday Year and (ii) 365 days. In other words, the increase to the Annual Guaranteed Withdrawal Amount during the initial Birthday Year will be reduced proportionately for the partial year remaining after the purchase payment is made. This adjustment in the initial Birthday Year will not reduce the Annual Guaranteed Withdrawal Amount in future Birthday Years.

•

If the purchase payment is made after an Excess Withdrawal has occurred in any Birthday Year, then the increase will not apply until the next Birthday Year. In other words, once an Excess Withdrawal has occurred in a Birthday Year, all additional withdrawals in that Birthday Year will be Excess Withdrawals, even if additional purchase payments are made. For information about Excess Withdrawals, see “Withdrawals with the Prudential IncomeFlex Benefit,” later in this section.

Your Annual Guaranteed Withdrawal Amount may also increase for Step-Ups (described below) under “Step-Up – Increase of Annual Guaranteed Withdrawal Amount”).

Guaranteed Withdrawal Lock-In Date NOT Elected In Retirement Plan

If your Retirement Plan Guaranteed Withdrawal Lock-In Date was not elected before purchasing this contract, then your initial Annual Guaranteed Withdrawal Amount under this contract will be determined when you choose to lock in your guaranteed withdrawals (the “Lock-In Date”). You must attain age 55 to elect a Lock-In Date. If you have attained age 65, then your initial Annual Guaranteed Withdrawal Amount will equal 5% of the Protected Income Base (4% of the Protected Income Base if you have not attained age 65), as of the business day prior to your Lock-In Date. The Protected Income Base is equal to the greatest of: (A) the Roll-Up Value; (B) the Highest Birthday Value; and (C) the contract value as of the Business Day prior to the Lock-In Date. If your Lock-In Date is not on the Participant’s Birthday, then the Annual Guaranteed Withdrawal Amount available between the Lock-In Date and the Participant’s next Birthday will be prorated by the ratio of (i) the number of days remaining in the Birthday Year and (ii) 365 days. In other words, the Annual Guaranteed Withdrawal Amount during the Birthday Year you lock in guaranteed withdrawals will be reduced proportionately if that year is a partial year. This adjustment in the first Birthday Year will not reduce the Annual Guaranteed Withdrawal Amount in future Birthday Years.

You can increase your Annual Guaranteed Withdrawal Amount by making subsequent purchase payments after your Lock-In Date. The increase is equal to 5% of any additional purchase payments (4% of additional purchase payments if your Guaranteed Withdrawal Percentage is 4%). We will add the increase to your Annual Guaranteed Withdrawal Amount on the day you make the purchase payment, subject to the following:

•

During the Birthday Year you lock in guaranteed withdrawals, any increase to the Annual Guaranteed Withdrawal Amount available between the date of the purchase payment and the Participant’s next Birthday will be prorated by the ratio of (i) the number of days remaining in the Birthday Year and (ii) 365 days. In other words, the increase to the Annual Guaranteed Withdrawal Amount during the Birthday Year you lock in guaranteed withdrawals will be reduced proportionately for the partial year remaining after the purchase payment is made. This adjustment in the initial Birthday Year will not reduce the Annual Guaranteed Withdrawal Amount in future Birthday Years.

•

If the purchase payment is made after an Excess Withdrawal has occurred in any Birthday Year, then the increase will not apply until the next Birthday Year. In other words, once an Excess Withdrawal has occurred in a Birthday Year, all additional withdrawals in that Birthday Year will be Excess Withdrawals, even if additional purchase payments are made.

Your Annual Guaranteed Withdrawal Amount may also increase for Step-Ups (described below under “Step-Up – Increase of Annual Guaranteed Withdrawal Amount”). If you wish to elect the optional Prudential IncomeFlex spousal benefit, then the Annual Guaranteed Withdrawal Amount availability (minimum age of 55), initial amount, and increases due to subsequent purchase payments (4% or 5%), will all be based on the age of the younger of you and your spouse.

Example – Calculation of Annual Guaranteed Withdrawal Amount – Participant Age 65+

Participant age:	66
Contract value as of prior business day:	$80,000
Highest Birthday Value (HBV):	$100,000

Roll-Up Value:	$94,000
Protected Income Base (on Lock-In Date):	$100,000	(greatest of contract value, HBV, and Roll-Up Value)
Guaranteed Annual Withdrawal Amount:	$5,000	(5% of Protected Income Base)

Future purchase payments: For each dollar of future purchase payments, the Guaranteed Annual Withdrawal Amount increases $0.05 (or 5% of purchase payment). For example, a $1,000 purchase payment would increase the Annual Guaranteed Withdrawal Amount by $50, to $5,050.

Example – Calculation of Annual Guaranteed Withdrawal Amount – Participant Not Age 65

Participant age:	58
Contract Value as of prior business day:	$80,000
Highest Birthday Value (HBV):	$100,000
Roll-Up Value:	$94,000

Protected Income Base (on Lock-In Date):	$100,000	(greatest of contract value, HBV, and Roll-Up Value)
Guaranteed Annual Withdrawal Amount:	$4,000	(4% of Protected Income Base)

Future purchase payments: For each dollar of future purchase payments, Guaranteed Annual Withdrawal Amount increases $0.04 (or 4% of purchase payment). For example, a $1,000 purchase payment would increase the Annual Guaranteed Withdrawal Amount by $40, to $4,040.

Prudential IncomeFlex Spousal Benefit

With the optional Prudential IncomeFlex spousal benefit, the Annual Guaranteed Withdrawal Amount continues to be available until the later death of you and your spouse. You make an irrevocable choice whether or not to elect the spousal benefit at the Lock-In Date. The spousal benefit extends only to the person you are legally married to on the Lock-In Date. Before you can make this election, you must provide us with due proof of marriage and your spouse’s date of birth in a form acceptable to us. You may not add or remove the spousal benefit after the Lock-In Date.

Both you and your spouse must attain age 55 to lock in your guaranteed withdrawals with the spousal benefit. The age of the younger spouse is used to determine the amount of the Annual Guaranteed Withdrawal Amount. Therefore, the Annual Guaranteed Withdrawal Amount will equal 5% of the Protected Income Base if the younger spouse has attained age 65, or 4% of the Protected Income Base if the younger spouse is under age 65.

There is an additional charge for the spousal benefit. This additional charge begins on the Lock-In Date and continues until the last to die of you and your spouse.

The spousal benefit requires the same person to be both your spouse and sole Beneficiary of this contract and the IRA it funds when you elect the benefit and when you die. Once elected, the spousal benefit may not be “transferred” to a new spouse due to divorce, your spouse’s death or any other reason. The spousal benefit is irrevocable and once elected the additional charge will continue to apply until your contract ends.

Example – Calculation of Annual Guaranteed Withdrawal Amount with Spousal Benefit – Younger Spouse Not Age 65

Participant age:	66
Spouse age:	64
Contract Value as of prior business day:	$80,000
Highest Birthday Value (HBV):	$100,000
Roll-Up Value:	$94,000

Protected Income Base (Lock-In Date):	$100,000	(greatest of contract value, HBV, and Roll-Up)
Guaranteed Annual Withdrawal Amount:	$4,000	(4% of Protected Income Base)

Future purchase payments: For each dollar of future purchase payments, Guaranteed Annual Withdrawal Amount increases $0.04 (or 4% of purchase payment). For example, a $1,000 purchase payment would increase the Annual Guaranteed Withdrawal Amount by $40, to $4,040.

Prudential IncomeFlex Spousal Benefit – Participant Death Prior to Lock-In Date (Spousal Step-In Benefit)

If a Participant purchases this contract and dies before the Lock-In Date, then his or her surviving spouse may continue this contract and the Prudential IncomeFlex benefit to the extent permitted by the Code.

If, prior to purchasing this contract, a Participant dies after signing up for the Retirement Plan Prudential IncomeFlex benefit and before the Retirement Plan Lock-In Date, then his or her surviving spouse may continue the Prudential IncomeFlex benefit to the extent permitted by the Retirement Plan and the Code. The surviving spouse may rollover assets invested in Eligible Investments to this contract to the same extent as the Participant, and will receive the same transfer of Prudential IncomeFlex guarantees that would have been available to the Participant, including the adjusted Highest Birthday and Roll-Up Values.

Continuation of the Prudential IncomeFlex benefit under this contract is subject to the following conditions:

•	The Participant’s Birthday will be used to determine:

•	the Roll-Up and Highest Birthday Values under this contract;

•	the Birthday Year for Annual Guaranteed Withdrawal Amounts;

•	the availability and amount of Step-Ups.

•

At the Lock-In Date, the age of the surviving spouse will be used to determine the availability and amount of the Annual Guaranteed Withdrawal Amount, as well as increases due to subsequent purchase payments.

•	The charge for the base Prudential IncomeFlex benefit will apply until the Lock-In Date. After the Lock-In Date, the additional charge for the spousal benefit will apply until the contract ends.

•	If the surviving spouse remarries, he or she may not extend the Annual Guaranteed Withdrawal Amount for the life of a new spouse.

Withdrawals with the Prudential IncomeFlex Benefit

The Prudential IncomeFlex benefit guarantees your ability to withdraw from the contract an amount equal to the Annual Guaranteed Withdrawal Amount each Birthday Year for your lifetime.

The Prudential IncomeFlex benefit does not affect your ability to make withdrawals under your contract or limit your ability to request withdrawals that exceed the Annual Guaranteed Withdrawal Amount. You are not required to withdraw all or any portion of the Annual Guaranteed Withdrawal Amount in any Birthday Year.

If, cumulatively, you withdraw an amount less than the Annual Guaranteed Withdrawal Amount in any Birthday Year, the unused portion will expire and will not carry-over to subsequent Birthday Years. If your cumulative withdrawals in a Birthday Year are less than or equal to the Annual Guaranteed Withdrawal Amount, then the withdrawals will not reduce your Annual Guaranteed Withdrawal Amount in subsequent Birthday Years.

Cumulative withdrawals in a Birthday Year that are in excess of the Annual Guaranteed Withdrawal Amount are considered Excess Withdrawals. If you make Excess Withdrawals, then your Annual Guaranteed Withdrawal Amount in subsequent years will be reduced proportionately (except with regard to certain required minimum distributions described below under “Excess Withdrawals – Required Minimum Distributions”). This means your Annual Guaranteed Withdrawal Amount will be reduced by a percentage determined by the ratio of: (a) the amount of the Excess Withdrawal, to (b) the contract value immediately prior to such withdrawal (see examples of this calculation below). We will determine whether you have made an Excess Withdrawal at the time of each withdrawal. Therefore, a subsequent increase in the Annual Guaranteed Withdrawal Amount will not offset the effect of an earlier Excess Withdrawal.

Examples – Impact of Withdrawals on Annual Guaranteed Withdrawal Amount

The examples below assume the following (the values set forth are purely hypothetical and do not reflect charges):

• Birthday Year:	May 10, 2006 through May 9, 2007
• Annual Guaranteed Withdrawal Amount:	$ 10,000
• Contract Value on June 15, 2006 (date of first withdrawal)	$160,000
• Contract Value on July 15, 2006 (date of second withdrawal)	$150,000

Example 1. Amounts less than or equal to Annual Guaranteed Withdrawal Amount

If $9,000 is withdrawn on June 15, 2006, then the following values would result:

•	Remaining Annual Guaranteed Withdrawal Amount for current Birthday Year = $10,000 - $9,000 = $1,000

•	Annual Withdrawal Amount for future Birthday Years remains $10,000

If an additional $1,000 is withdrawn on July 15, 2006, then the following values would result:

•	Remaining Annual Guaranteed Withdrawal Amount for current Birthday Year = $1,000 - $1,000 = $0

•	Annual Guaranteed Withdrawal Amount for future Birthday Years remains $10,000

Example 2. Amount exceeds Annual Guaranteed Withdrawal Amount

If $9,000 is withdrawn on June 15, 2006, then the following values would result:

•	Remaining Annual Guaranteed Withdrawal Amount for current Birthday Year = $10,000 - $9,000 = $1,000

•	Annual Guaranteed Withdrawal Amount for future Birthday Years remains $10,000

If an additional $11,000 is withdrawn on July 15, 2006, then the following values would result:

•	Amount of Excess Withdrawal (withdrawal amount in excess of remaining Annual Guaranteed Withdrawal Amount) = $11,000 - $1,000 = $10,000

•	Remaining Annual Guaranteed Withdrawal Amount for current Birthday Year = $0

•	Contract value immediately prior to Excess Withdrawal = $150,000 (July 15 contract value) - $1,000 (guaranteed portion of July 15 withdrawal) = $149,000

•	Amount of reduction to Annual Guaranteed Withdrawal Amount = Excess Withdrawal/contract value before Excess Withdrawal × Annual Withdrawal Amount = ($10,000 / $149,000) x ($10,000) = $671.14

•	Annual Guaranteed Withdrawal Amount for future Birthday Years = $10,000 - $671.14 = $9,328.86

•	Contract value immediately after the Excess Withdrawal = $149,000 - $10,000 = $139,000

Excess Withdrawals — Required Minimum Distributions

You may be required to withdraw more than your Annual Guaranteed Withdrawal Amount to satisfy required minimum distribution requirements under the Code (“RMD Requirements”). These withdrawals will not be treated as Excess Withdrawals, subject to the requirements that follow. As of the last business day in each calendar year (each the “RMD Calculation Date”), we will determine the amount you would need to take as a withdrawal to comply with the RMD Requirements during the next calendar year (each the “RMD Payment Year”). This determination is based solely on the sum of the contract value and the actuarial value of our guarantees under the Prudential IncomeFlex benefit on the RMD Calculation Date.

If the required minimum distribution (RMD) amount determined using these assumptions exceeds the Annual Guaranteed Withdrawal Amount on the RMD Calculation Date, then the difference between such RMD amount and the Annual Guaranteed Withdrawal Amount shall be the “RMD Value”. Withdrawals taken in the RMD Payment Year shall be treated as Excess Withdrawals only to the extent they exceed the RMD Value. Any RMD Value remaining at the end of each RMD Payment Year shall expire and not increase the RMD Value in any subsequent RMD Payment Year.

Example – Treatment of Withdrawals Related to Required Minimum Distributions

Birthday Year	May 10, 2006 through May 9, 2007
Contract Value on April 15, 2006	$160,000
Contract Value on May 15, 2006	$145,000
Annual Guaranteed Withdrawal Amount	$10,000
Required Minimum Distribution Amount	$14,000	(for calendar year 2006)
RMD Value	$4,000	(for calendar year 2006)

Example 1 – Withdrawal of the Annual Guaranteed Withdrawal Amount plus the RMD Value

If $14,000 is withdrawn on April 15, 2006, then the following values would result:

•	$10,000 applied against the Remaining Guaranteed Withdrawal Amount

•	$4,000 applied against the RMD Value

•	Contract Value = $160,000 - $14,000 = $146,000

•	Annual Guaranteed Withdrawal Amount for future Birthday Years remains $10,000

If an additional $10,000 is withdrawn on May 15, 2006, then the following values would result:

•	Remaining Annual Guaranteed Withdrawal Amount for the current year = $10,000 - $10,000 = $0

•	Annual Guaranteed Withdrawal Amount for future Birthday Years remains $10,000

•	Contract Value = $145,000 - $10,000 = $135,000

Example 2 – Withdrawal of an Amount Greater than the Annual Guaranteed Withdrawal Amount plus the RMD Value

If $20,000 is withdrawn on April 15, 2006, then the following values would result:

•	$10,000 applied against the Remaining Guaranteed Withdrawal Amount

•	$4,000 applied against the RMD Value

•	$6,000 counts as an Excess Withdrawal

•	Reduction of Annual Guaranteed Withdrawal Amount = Excess Withdrawal ÷ contract value before Excess Withdrawal × Annual Guaranteed Withdrawal Amount = $6,000 ÷ $146,000 × $10,000 = $410.96

•	Annual Guaranteed Withdrawal Amount for future Birthday Years = $10,000 - $410.96 = $9,589.04

•	Contract Value = $160,000 - $20,000 = $140,000

Step-Up – Increase of Annual Guaranteed Withdrawal Amount

The Annual Guaranteed Withdrawal Amount may increase if, due to positive market performance, your Step-Up Value is greater than your Annual Guaranteed Withdrawal Amount.

The Step-Up Value is determined annually and equals 5% of your contract value on the last business day immediately before the Participant’s Birthday (4% of contract value if you did not attain age 65 on your Lock-In Date, or, if you elected the spousal benefit, either you and your spouse were not age 65 on your Lock-In Date). If the Step-Up Value is greater than your Annual Guaranteed Withdrawal Amount, then you are eligible to increase your Annual Guaranteed Withdrawal Amount to equal the Step-Up Value.

With each Step-Up, we increase the Annual Guaranteed Withdrawal Amount to be equal to the Step-Up Value. Any increase will be added to your Annual Guaranteed Withdrawal Amount on the day the Step-Up is effective.

The Step-Up will occur automatically unless the charge for the Prudential IncomeFlex benefit has increased.

If we have increased the charges for the Prudential IncomeFlex benefit, then you must choose whether or not to accept the Step-Up. If you do, then the current higher charges will apply to your entire contract value following a Step-Up.

If accepting the Step-Up will increase your Prudential IncomeFlex charges, then we will provide you with 90 days notice that you are eligible for the Step-Up and that the Step-Up will increase your charges. Unless you notify us in writing by the end of the 90 day period that you reject the Step-Up, the Step-Up and resulting increase in charges will be considered accepted. Any such increase in Prudential IncomeFlex charges would be subject to the maximum charge limit set forth in the Summary of Contract Expenses.

Example - Step Up Calculation

Birthday	May 10, 2006
Annual Guaranteed Withdrawal Amount	$4,000
Contract Value as of May 9, 2006	$100,000
Guaranteed Withdrawal Percentage	5%

•	Step-Up Value = $100,000 × 5% = $5,000

•	Step-Up Value > Annual Guaranteed Withdrawal Amount ($5,000 > $4,000)

•	Annual Guaranteed Withdrawal Amount for future Birthday Years = $5,000

Benefits Under IncomeFlex

•

If your contract value equals zero and your Annual Guaranteed Withdrawal Amount is greater than zero, we will pay you the Annual Guaranteed Withdrawal Amount in monthly withdrawal payments, unless you request another payment frequency.

•	When the contract value equals zero, we will no longer accept purchase payments under the contract.

Other Important Considerations

•	Withdrawals under Prudential IncomeFlex are subject to all of the terms and conditions of the contract.

•

Withdrawals made while Prudential IncomeFlex is in effect will be treated, for tax purposes, in the same way as any other withdrawals under the contract. Prudential IncomeFlex does not directly affect the contract value or surrender value, but any withdrawal will decrease the contract value by the amount of the withdrawal. If you surrender your contract, you will receive the current contract value, not the Protected Income Base or Annual Guaranteed Withdrawal Amount.

Termination of IncomeFlex and Waiting Period

You may terminate the Prudential IncomeFlex benefit by surrendering your contract. If you terminate the Prudential IncomeFlex benefit, any guarantee provided by the benefit will end as of the date the termination is effective.

Prudential IncomeFlex terminates:

•	upon your surrender of the contract,

•	upon your death (or the death of you and your spouse, if the spousal benefit was elected),

•	upon a change in ownership of the contract that changes the tax identification number of the contract owner other than in connection with a Prudential IncomeFlex spousal benefit, or

•	upon your election to begin receiving annuity payments.

We cease imposing the charge for Prudential IncomeFlex upon the effective date of the benefit termination for the events described above.

While you may terminate IncomeFlex at any time, we may not terminate the benefit other than in the circumstances listed above. However, to the extent permitted by applicable law, we may stop offering the Prudential IncomeFlex benefit by refusing new purchase payments, or we may increase related charges for new purchase payments and Step-Up transactions at any time in the future.

Currently, if you terminate the Prudential IncomeFlex benefit, you will only be permitted to re-elect the benefit in another of our contracts after 90 calendar days from the date the benefit was last terminated.

Additional Tax Considerations for Qualified Contracts/Arrangements

You have purchased the contract as an investment vehicle to be held by a custodial traditional individual retirement account (IRA). Required minimum distribution rules under the Code require that you begin receiving periodic amounts from your IRA beginning after age 70 1/2. The amount required under the Code may exceed the Annual Guaranteed Withdrawal Amount. See “Excess Withdrawals – Required Minimum Distributions”, earlier in this section.

6: How Can I Purchase The Prudential Retirement Security Annuity?

PURCHASE PAYMENTS

The initial purchase payment is the amount of money you give us to purchase the contract. Unless we agree otherwise and subject to our rules, the minimum initial purchase payment is $20,000. You must get our prior approval for any initial and additional purchase payment of $1 million or more, unless we are prohibited under applicable state law from insisting on such prior approval. To the extent permitted by law, we reserve the right to cease accepting new purchase payments under the contract at any time. With some restrictions, you can make additional purchase payments of no less than $50 at any time during the accumulation phase. Currently, we waive this minimum purchase payment requirement, but may impose it at any time in the future.

Currently, you must get a prior approval to make maximum aggregate purchase payments in excess of $2 million unless we are prohibited under applicable state law from insisting on such prior approval. We limit the maximum total purchase payments in any contract year other than the first to $1 million absent our prior approval. Depending on applicable state law, other limits may apply. This contract is issued as a nonqualified annuity. In order for it to be used for an IRA, the contract must be issued to a custodial account established as an IRA.

ALLOCATION OF PURCHASE PAYMENTS

When you purchase a contract, we will allocate your purchase payment among the variable options based on the percentages you choose. The percentage of your allocation to a particular investment option can range in whole percentages from 0% to 100%.

When you make an additional purchase payment, we will allocate it in the same way as your most recent purchase payment unless you tell us otherwise.

You may change your allocation of future invested purchase payments at any time. Contact the Prudential Retirement Service Center for details.

We generally will credit the initial purchase payment to your contract within two business days from the day on which we receive your payment in good order at the Prudential Retirement Service Center. If, however, your first payment is made without enough information for us to set up your contract, we may need to contact you to obtain the required information. If we are not able to obtain this information within five business days, we will within that five business day period either return your purchase payment or obtain your consent to continue holding it until we receive the necessary information. We will generally credit each subsequent purchase payment as of the business day we receive it in good order at the Prudential Retirement Service Center. Subsequent purchase payments received in good order after the close of the business day will be credited on the following business day.

At our discretion, we may give initial and subsequent purchase payments (as well as transfers) received in good order by certain broker/dealers prior to the close of a business day the same treatment as they would have received had they been received at the same time at the Prudential Retirement Service Center. Any such arrangements would be governed by the terms and conditions of a written agreement between us and the broker/dealer.

CALCULATING CONTRACT VALUE

The value of your contract will go up or down depending on the investment performance of the variable investment options you choose. To determine the value of your contract, we use a unit of measure called an accumulation unit. An accumulation unit works like a share of a mutual fund.

Every day we determine the value of an accumulation unit for each of the variable investment options. We do this by:

1) Adding up the total amount of money allocated to a specific investment option;

2) Subtracting from that amount insurance charges and any other applicable charges such as for taxes; and

3) Dividing this amount by the number of outstanding accumulation units.

When you make a purchase payment to a variable investment option, we credit your contract with accumulation units of the sub-account or sub accounts for the investment options you choose. The number of accumulation units credited to your contract is determined by dividing the amount of the purchase payment allocated to an investment option by the unit price of the accumulation unit for that investment option. We calculate the unit price for each investment option after the New York Stock Exchange closes each day and then credit your contract. The value of the accumulation units can increase, decrease, or remain the same from day to day.

We cannot guarantee that your contract value will increase or that it will not fall below the amount of your total purchase payments.

7: What Are The Expenses Associated With The Prudential Retirement Security Annuity?

There are charges and other expenses associated with the contract that reduce the return on your investment. These charges and expenses are described below.

The charges under the contracts are designed to cover, in the aggregate, our direct and indirect costs of selling, administering and providing benefits under the contracts. They are also designed, in the aggregate, to compensate us for the risks of loss we assume pursuant to the contracts. If, as we expect, the charges that we collect from the contracts exceed our total costs in connection with the contracts, we will earn a profit. Otherwise, we will incur a loss. The rates of certain of our charges have been set with reference to estimates of the amount of specific types of expenses or risks that we will incur. In most cases, this prospectus identifies such expenses or risks in the name of the charge; however, the fact that any charge bears the name of, or is designed primarily to defray a particular expense or risk does not mean that the amount we collect from that charge will never be more than the amount of such expense or risk. Nor does it mean that we may not also be compensated for such expense or risk out of any other charges we are permitted to deduct by the terms of the contract.

INSURANCE AND ADMINISTRATIVE CHARGES

Each day we make a deduction for the insurance and administrative charges. These charges cover our expenses for mortality and expense risk, administration, marketing and distribution. The mortality risk portion of the charge is for assuming the risk that the annuitant(s) will live longer than expected based on our life expectancy tables. When this happens, we pay a greater number of annuity payments. The expense risk portion of the charge is for assuming the risk that the current charges will be insufficient in the future to cover the cost of administering the contract. The administrative expense portion of the charge compensates us for the expenses associated with the administration of the contract. This includes preparing and issuing the contract; establishing and maintaining contract records; preparation of confirmations and annual reports; personnel costs; legal and accounting fees; filing fees; and systems costs.

The current insurance and administrative charge equals, on an annual basis 0.50% of the daily value of the contract. We have the right to increase this charge up to 1.60%, but we have no current intention to do so. Any increase in this charge would apply immediately to the daily value of the contract.

PRUDENTIAL INCOMEFLEX CHARGES

In addition to the current insurance and administrative charge, each day we make a deduction for the charges associated with the Prudential IncomeFlex benefit. We impose a current charge equal, on an annual basis, to 0.95% for the base Prudential IncomeFlex benefit. We have the right to increase this charge up to 1.45%, but we have no current intention to do so. If you elect the optional Prudential IncomeFlex spousal benefit, then we impose a current charge equal, on an annual basis, to 1.45% (or 0.50% more than the base Prudential IncomeFlex benefit). We have the right to increase this charge up to 2.05%, but we have no current intention to do so. Any increase in these charges would apply only to new purchase payments and Step-Up transactions after the effective date of the increase. The charge for the optional Prudential IncomeFlex spousal benefit replaces the charge for the base Prudential IncomeFlex benefit (that is, both Prudential IncomeFlex charges do not apply).

If the charges under the contract are not sufficient to cover our expenses, then we will bear the loss. We do, however, expect to profit from these charges. Any profits made from these charges may be used by us to pay for the costs of distributing the contracts.

CONTRACT MAINTENANCE CHARGE

During the accumulation phase, if your contract value is less than $100,000, we will deduct $100 per year, for administrative expenses. This fee will be assessed quarterly on the last business day of the quarter. While this is what we currently charge, we may increase this charge up to a maximum of $150. Also, we may raise the level of the contract value at which we waive this fee. The charge will be deducted proportionately from each of the contract’s variable investment options.

TAXES ATTRIBUTABLE TO PREMIUM

There may be federal, state and local premium based taxes applicable to your purchase payment. We are responsible for the payment of these taxes and may make a deduction from the value of the contract to pay some or all of these taxes. It is our current practice not to deduct a charge for the federal tax associated with deferred acquisition costs paid by us that are based on premium received. However, we reserve the right to charge the contract owner in the future for any such tax associated with deferred acquisition costs and any federal, state or local income, excise, business or any other type of tax measured by the amount of premium received by us.

TRANSFER FEE

You can make up to 12 free transfers every contract year. We measure a contract year from the date we issue your contract (contract date). If you make more than 12 transfers in a contract year, we may deduct a transfer fee of up to a maximum of $30 per transfer. Currently, we waive this fee. If we begin to impose this fee, we will deduct the transfer fee pro-rata from the investment options from which the transfer is made.

COMPANY TAXES

We pay company income taxes on the taxable corporate earnings created by this separate account product. While we may consider company income taxes when pricing our products, we do not currently include such income taxes in the tax charges you pay under the contract. We will periodically review the issue of charging for these taxes and may impose a charge in the future.

In calculating our corporate income tax liability, we derive certain corporate income tax benefits associated with the investment of company assets, including separate account assets, which are treated as company assets under applicable income tax law. These benefits reduce our overall corporate income tax liability. Under current law, such benefits may include foreign tax credits and corporate dividend received deductions. We do not pass these tax benefits through to holders of the separate account annuity contracts because (i) the contract owners are not the owners of the assets generating these benefits under applicable income tax law and (ii) we do not currently include company income taxes in the tax charges you pay under the contract. We reserve the right to change these tax practices.

UNDERLYING MUTUAL FUND FEES

When you allocate a purchase payment or a transfer to the variable investment options, we in turn invest in shares of a corresponding underlying mutual fund. Those funds charge fees that are in addition to the contract-related fees described in this section. For 2006, the fees of these funds ranged from 1.05% to 1.12% annually. For certain funds, expenses are reduced pursuant to expense waivers and comparable arrangements. In general, these expense waivers and comparable arrangements are not guaranteed, and may be terminated at any time. For additional information about these fund fees, please consult the prospectuses for the funds.

8: How Can I Access My Money?

You can access your money by:

•	Making a withdrawal (either partial or complete); or

•	Choosing to receive annuity payments during the annuity phase (annuitization). Please see Section 3, “What Kind Of Payments Will I Receive During The Annuity Phase?”

WITHDRAWALS DURING THE ACCUMULATION PHASE

When you make a full withdrawal, you will receive the value of your contract minus any applicable fees. We will calculate the value of your contract and charges, if any, as of the date we receive your request in good order at the Prudential Retirement Service Center.

Unless you tell us otherwise, any partial withdrawal will be made proportionately from all of the variable investment options you have selected. The minimum amount which may be withdrawn is $250. We currently waive this minimum. We may begin to impose this minimum at any time in the future. We will generally pay the withdrawal amount, less any required tax withholding, within seven days after we receive a withdrawal request in good order.

Income taxes, tax penalties and certain restrictions also may apply to any withdrawal you make. For a more complete explanation, see Section 9.

AUTOMATED WITHDRAWALS

We offer an automated withdrawal feature. This feature enables you to receive periodic withdrawals in monthly, quarterly, semiannual or annual intervals. We will process your withdrawals at the end of the business day at the intervals you specify. We will continue at these intervals until you tell us otherwise. You can make withdrawals from any designated investment option or proportionally from all investment options. The minimum automated withdrawal amount you can make generally is $250. We currently waive this minimum. We may begin to impose this minimum at any time in the future.

Income taxes, tax penalties and certain restrictions may apply to automated withdrawals. For a more complete explanation, see Section 9.

SUSPENSION OF PAYMENTS OR TRANSFERS

The SEC may require us to suspend or postpone payments made in connection with withdrawals or transfers for any period when:

•	The New York Stock Exchange is closed (other than customary weekend and holiday closings);

•	Trading on the New York Stock Exchange is restricted;

•	An emergency exists, as determined by the SEC, during which sales and redemptions of shares of the underlying mutual funds are not feasible or we cannot reasonably value the accumulation units; or

•	The SEC, by order, permits suspension or postponement of payments for the protection of owners.

9: What Are The Tax Considerations Associated With The Prudential Retirement Security Annuity?

This tax discussion is general in nature and describes only federal income tax law (not state or other tax laws). It is based on current law and interpretations, which may change. The discussion includes a description of certain spousal rights under the contract and under tax-qualified plans. Our administration of such spousal rights and related tax reporting accords with our understanding of the Defense of Marriage Act (which defines a “marriage” as a legal union between a man and a woman and a “spouse” as a person of the opposite sex). The information provided is not intended as tax advice. You should consult with a qualified tax advisor for complete information and advice.

This contract will be purchased by a custodial IRA, which can hold other permissible assets other than the annuity. This contract is currently not available for Roth IRA or other tax favored plans. The terms and administration of the trust or custodial account in accordance with the laws and regulations are the responsibility of the applicable trustee or custodian.

CONTRACTS HELD BY TAX FAVORED PLANS

The following discussion covers annuity contracts held under tax-favored retirement plans.

Currently, the contract will be purchased for use in connection with individual retirement accounts, which are subject to Section 408 of the Code. This contract is issued as a nonqualified annuity. In order for it to be used for an IRA, the contract must be issued to a custodial account established as an IRA. This description assumes that you have satisfied the requirements for eligibility for these accounts.

You should be aware that tax favored plans such as IRAs generally provide tax deferral regardless whether they invest in annuity contracts. This means that when a tax favored plan invests in an annuity contract, it generally does not result in any additional tax deferral benefits.

IRAs. When you buy this contract for use in an IRA, we will provide you a copy of the prospectus and contract. The “IRA Disclosure Statement,” delivered to you separately, contains information about eligibility, contribution limits, tax particulars, and other IRA information. In addition to this information (some of which is summarized below), the IRS requires that you have a “free look” for seven days following receipt of the disclosure statement. During this time, if the IRA is being established at the same time you purchase the contract, you can cancel the contract by notifying us in writing, and we will refund all of the purchase payments under the contract (or, if provided by applicable state law, the amount your contract is worth, if greater) less any applicable federal and state income tax withholding. Otherwise, state law rules governing short-term cancellation rights may apply. See Section 1, “What Is The Prudential Retirement Security Annuity?”

Contributions Limits/Rollovers. Because of the way the contract is designed, you may only purchase a contract for an IRA in connection with a “rollover” of amounts from a qualified retirement plan (see cover page of prospectus). You must make a minimum initial payment of $20,000 to purchase a contract. This minimum is greater than the maximum amount of any annual contribution allowed by law you may make to an IRA. For 2007, the limit is $4,000, increasing to $5,000 in 2008. After 2008, the contribution amount will be indexed for inflation. The tax law also provides for a catch-up provision for individuals who are age 50 and above, allowing these individuals an additional $1,000 contribution each year.

The “rollover” rules under the Code are fairly technical; however, an individual (or his or her surviving spouse) may generally “roll over” certain distributions from tax favored retirement plans (either directly or within 60 days from the date of these distributions) if he or she meets the requirements for distribution. Once you buy the contract, you can make regular IRA contributions under the contract (to the extent permitted by law and the contract). However, if you make such regular IRA contributions, you should note that you will not be able to treat the contract as a “conduit IRA,” which means that you will not retain possible favorable tax treatment if you subsequently “roll over” the contract funds originally derived from a qualified retirement plan into another Section 401(a) plan. Beginning in 2007, non-spouse beneficiaries can also roll over distributions from a tax favored retirement plan into an inherited IRA. Currently this contract is not available to fund inherited IRAs.

Usually, the full amount of any distribution from an IRA (including a distribution from this contract) which is not a rollover is taxable. As taxable income, these distributions are subject to the general tax withholding rules described earlier. In addition to this normal tax liability, you may also be liable for the following, depending on your actions:

•	A 10% “early distribution penalty”;

•	Liability for “prohibited transactions” if you, for example, borrow against the value of an IRA; or

•	Failure to take a minimum distribution.

Required Minimum Distribution Provisions and Payment Option

When you hold the contract under an IRA (or other tax-favored plan), IRS required minimum distribution provisions must be satisfied. This means that generally payments must start by April 1 of the year after the year you reach age 70 1/2 and must be made for each year thereafter. The amount of the payment from the IRA must at least equal the minimum required under the IRS rules. Several choices are available for calculating the minimum amount. More information on the mechanics of this calculation is available on request. Please contact us a reasonable time before the IRS deadline so that a timely distribution is made. Please note that there is a 50% tax penalty on the amount of any minimum distribution not made in a timely manner.

To determine the amount of any required minimum distributions the value of the contract will be calculated based on the sum of the contract value and the actuarial value of any additional death benefits and benefits under the contract. As a result, if amounts are distributed from the contract to satisfy the required minimum distributions rules, the amount distributed may be larger than if the calculation were based on the contract value only, which may in turn result in an earlier (but not before the required beginning date) distribution of amounts under the contract and an increased amount of taxable income distributed to the contract owner, and a reduction of death benefits and the benefits of any optional riders.

You can use the minimum distribution option to satisfy the IRS required minimum distribution rules for this contract without either beginning annuity payments or surrendering the contract. We will distribute to you this required minimum distribution amount, less any other partial withdrawals that you made during the year. Although the IRS rules determine the required amount to be distributed from your IRA each year, certain payment alternatives are still available to you. If you own more than one IRA, you can choose to satisfy your minimum distribution requirement for each of your IRAs by withdrawing that amount from any of your IRAs. Similarly, if the IRA that includes the contract has other investments, you can choose to satisfy your minimum distribution requirement from those investments.

Penalty for Early Withdrawals

You may owe a 10% tax penalty on the taxable part of distributions received from an IRA before you attain age 59 1/2.

Amounts are not subject to this tax penalty if:

•	the amount is paid on or after you reach age 59 1/2 or die;

•	the amount received is attributable to your becoming disabled; or

•

the amount paid or received is in the form of substantially equal payments not less frequently than annually (please note that substantially equal payments must continue until the later of reaching age 59 1/2 or 5 years. Modification of payments during that time period will generally result in retroactive application of the 10% tax penalty.).

Other exceptions to this tax may apply. You should consult your tax advisor for further details.

Withholding

Unless you elect otherwise, we will withhold federal income tax from the taxable portion of such distribution at an appropriate percentage. The rate of withholding on annuity payments where no mandatory withholding is required is determined on the basis of the withholding certificate that you file with us. If you do not file a certificate, we will automatically withhold federal taxes on the following basis:

•	For any annuity payments not subject to mandatory withholding, you will have taxes withheld by us as if you are a married individual, with three exemptions; and

•	For all other distributions, we will withhold at a 10% rate.

State income tax withholding rules vary and we will withhold based on the rules of your State of residence. Special tax rules apply to withholding for nonresident aliens, and we generally withhold income tax for nonresident aliens at a 30% rate. A different withholding rate may be applicable to a nonresident alien based on the terms of an existing income tax treaty between the United States and the nonresident alien’s country.

We will provide you with forms and instructions concerning the right to elect that no amount be withheld from payments in the ordinary course. However, you should know that, in any event, you are liable for payment of federal income taxes on the taxable portion of the distributions, and you should consult with your tax advisor to find out more information on your potential liability if you fail to pay such taxes.

ERISA Disclosure/Requirements

ERISA (the “Employee Retirement Income Security Act of 1974”) and the Code prevent a fiduciary and other “parties in interest” with respect to a plan (and, for these purposes, an IRA would also constitute a “plan”) from receiving any benefit from any party dealing with the plan, as a result of the sale of the contract. Administrative exemptions under ERISA generally permit the sale of insurance/annuity products to plans, provided that certain information is disclosed to the person purchasing the contract. This information has to do primarily with the fees, charges, discounts and other costs related to the contract, as well as any commissions paid to any agent selling the contract.

Information about any applicable fees, charges, discounts, penalties or adjustments may be found under Section 7, “What Are The

Expenses Associated With The Prudential Retirement Security Annuity Contract?”

Information about sales of the contract may be found under “Other Information” in Section 10.

In addition, other relevant information required by the exemptions is contained in the contract and accompanying documentation. Please consult your tax advisor if you have any additional questions.

10: Other Information

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY (PRIAC)

PRIAC is a stock life insurance company incorporated under the laws of Connecticut in 1981. PRIAC’s principal business address is 280 Trumbull Street, Hartford, CT, 06103. It is authorized to do business in the District of Columbia and all states. The Company issues group and individual annuities and other insurance contracts. The Company was formerly a subsidiary of Connecticut General Life Insurance Company, which is an indirect, wholly-owned subsidiary of CIGNA Corporation, Philadelphia, Pennsylvania. On April 4, 2004, the Company was acquired by The Prudential Insurance Company of America, a New Jersey corporation (“Prudential Insurance”). The Company is a wholly-owned subsidiary of Prudential Insurance, which in turn is an indirect wholly-owned subsidiary of Prudential Financial, Inc., Newark, New Jersey, an insurance holding company. As PRIAC’s ultimate parent, Prudential Financial exercises significant influence over the operations and capital structure of PRIAC and Prudential Insurance. However, neither Prudential Financial, Prudential Insurance, nor any other related company has any legal responsibility to pay amounts that PRIAC may owe under the contract.

THE SEPARATE ACCOUNT

We have established a separate account, the PRIAC Variable Contract Account A (separate account), to hold the assets that are associated with the variable annuity contracts. The separate account was established under Connecticut law on October 6, 2006, and is registered with the SEC under the Investment Company Act of 1940, as a unit investment trust, which is a type of investment company.

The assets of the separate account are held in the name of PRIAC and legally belong to us. Income, gains, and losses, whether or not realized, for assets allocated to the separate account, are, in accordance with the applicable contracts, credited to or charged against the separate account without regard to other income, gains, or losses of PRIAC. Assets of the separate account may not be charged with liabilities arising out of any other business of PRIAC. However, all obligations under the contract are PRIAC’s general corporate obligations. More detailed information about PRIAC, including its audited financial statements, is provided in the Statement of Additional Information.

SALE AND DISTRIBUTION OF THE CONTRACT

Prudential Investment Management Services LLC (PIMS), a wholly-owned subsidiary of Prudential Financial, Inc., is the distributor and principal underwriter of the securities offered through this prospectus. PIMS acts as the distributor of a number of annuity contracts and life insurance products we and our affiliates offer.

PIMS’s principal business address is Three Gateway Center, 14th Floor, 100 Mulberry Street, Newark, New Jersey 07102. PIMS is registered as a broker/dealer under the Securities Exchange Act of 1934 (Exchange Act) and is a member of the National Association of Securities Dealers, Inc. (NASD).

The contract is offered on a continuous basis. PIMS may enter distribution agreements with broker/dealers who are registered under the Exchange Act and with entities that may offer the contract but are exempt from registration (firms). Applications for the contract may be solicited by registered representatives of those firms. Such representatives will also be our appointed insurance agents under state insurance law. In addition, PIMS may offer the contract directly to potential purchasers.

Commissions may be paid to firms on sales of the contract according to one or more schedules. The individual representative would receive a portion of the compensation, depending on the practice of his or her firm. Currently, we do not intend to pay commissions in connection with sales of the contract, but may do so in the future. Any commission would be generally based on a percentage of purchase payments, up to a maximum of 8%.

We may also provide compensation to the distributing firm for providing ongoing service to you in relation to the contract. Commissions and other compensation paid in relation to the contract do not result in any additional charge to you or to the separate account.

In addition, in an effort to promote the sale of our products (which may include the placement of PRIAC and/or the contract on a preferred or recommended company or product list and/or access to the firm’s registered representatives), we or PIMS may enter into compensation arrangements with certain broker/dealer firms with respect to certain or all registered representatives of such firms under which such firms may receive separate compensation or reimbursement for, among other things, training of sales personnel and/or marketing and/or administrative services and/or other services they provide to us or our affiliates. These services may include, but are not limited to: educating customers of the firm on the contract’s features; conducting due diligence and analysis; providing office access, operations and systems support; holding seminars intended to educate registered representatives and make them more knowledgeable about the contract; providing a dedicated marketing coordinator; providing priority sales desk support; and providing expedited marketing compliance approval to PIMS. A list of firms that PIMS paid pursuant to such arrangements, if any, is provided in the Statement of Additional Information which is available upon request.

To the extent permitted by NASD rules and other applicable laws and regulations, PIMS may pay or allow other promotional incentives or payments in the form of cash or non-cash compensation. These arrangements may not be offered to all firms and the terms of such arrangements may differ between firms.

You should note that firms and individual registered representatives and branch managers within some firms participating in one of these compensation arrangements might receive greater compensation for selling the contract than for selling a different contract that is not eligible for these compensation arrangements. While compensation is generally taken into account as an expense in considering the charges applicable to a contract product, any such compensation will be paid by us or PIMS and will not result in any additional charge to you. Overall compensation paid to the distributing firm does not exceed, based on actuarial assumptions, 8% of the total purchase payments made. Your registered representative can provide you with more information about the compensation arrangements that apply upon the sale of the contract.

LITIGATION

PRIAC may be subject to various pending or threatened legal or regulatory proceedings arising from the conduct of its business. Most of these matters are routine and in the ordinary course of business. Litigation and regulatory matters are subject to many uncertainties, and given the complexity and scope, the outcomes cannot be predicted. It is possible that the results of operations or the cash flow of PRIAC in a particular quarterly or annual period could be materially affected by an ultimate unfavorable resolution of a litigation or regulatory matter. Management believes, however, that the ultimate outcome of all pending or threatened litigation or regulatory matters, after consideration of applicable reserves and rights to indemnification, should not have a material adverse effect on PRIAC’s financial position.

ASSIGNMENT

This contract must be used to fund an individual retirement account, and therefore you generally may not assign the contract during your lifetime.

MISSTATEMENT OF AGE OR SEX – ANNUITY PAYMENTS

If there has been a misstatement of the age and/or sex of any person upon whose life annuity payments are based, then we will make adjustments to conform to the facts. As to annuity payments: (a) any underpayments by us will be remedied on the next payment following correction; and (b) any overpayments by us will be charged against future amounts payable by us under your annuity.

MISSTATEMENTS AND CORRECTIONS AFFECTING THE PRUDENTIAL INCOMEFLEX BENEFIT

If we discover that your age, your spouse’s age or any other fact pertaining to our guarantees under the Prudential IncomeFlex benefit was misstated, or we discover a clerical error, then we will make adjustments to any fees, guarantees or other values under this annuity to reasonably conform to the facts following our established procedures, which shall be applied on a uniform basis.

STATEMENT OF ADDITIONAL INFORMATION

Contents:

•	Company

•	Experts

•	Principal Underwriter

•	Payments Made to Promote Sale of Our Products

•	Allocation of Initial Purchase Payment

•	Determination of Accumulation Unit Values

•	Federal Tax Status

•	Financial Statements

HOUSEHOLDING

To reduce costs, we now send only a single copy of prospectuses and shareholder reports to each consenting household, in lieu of sending a copy to each contract owner that resides in the household. If you are a member of such a household, you should be aware that you can revoke your consent to householding at any time, and begin to receive your own copy of prospectuses and shareholder reports, by calling (877) 778-2100.

CONTRACT OWNER INQUIRIES

Contact owner inquiries can be made to the Prudential Retirement Service Center by calling (877) 778-2100 or write us at 30 Scranton Office Park, Scranton, PA 18507-1789.

PLEASE SEND ME A STATEMENT OF ADDITIONAL INFORMATION THAT CONTAINS FURTHER DETAILS ABOUT THE PRUDENTIAL RETIREMENT SECURITY ANNUITY DESCRIBED IN PROSPECTUS

(print your name)

(address)

(city/state/zip code)

MAILING ADDRESS:

PRUDENTIAL RETIREMENT SERVICE CENTER

30 SCRANTON OFFICE PARK, SCRANTON, PA 18507-1789

Advanced Series Trust

(formerly, American Skandia Trust)

PROSPECTUS	May 1, 2007

The Fund is an investment vehicle for life insurance companies (“Participating Insurance Companies”) writing variable annuity contracts and variable life insurance policies. Shares of the Fund may also be sold directly to certain tax-deferred retirement plans. Each variable annuity contract and variable life insurance policy involves fees and expenses not described in this Prospectus. Please read the Prospectus for the variable annuity contract or variable life insurance policy for information regarding the contract or policy, including its fees and expenses.

The Fund has received an order from the Securities and Exchange Commission permitting its Investment Manager, subject to approval by its Board of Trustees, to change subadvisers without shareholder approval. For more information, please see this Prospectus under “How the Fund is Managed.”

These securities have not been approved or disapproved by the Securities and Exchange Commission nor has the Commission passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

This prospectus discusses the following Portfolios of the Advanced Series Trust:

AST Balanced Asset Allocation Portfolio

AST Capital Growth Asset Allocation Portfolio

AST Conservative Asset Allocation Portfolio

AST Preservation Asset Allocation Portfolio

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Table of Contents

4	INTRODUCTION

4	About the Fund and its Portfolios

5	RISK/RETURN SUMMARY

5	Asset Allocation Portfolios: Investment Objectives and Principal Strategies
7	Principal Risks
10	Introduction to Past Performance
11	Past Performance: Asset Allocation Portfolios
15	Fees and Expenses of the Portfolios
16	Example

17	MORE DETAILED INFORMATION ON HOW THE PORTFOLIOS INVEST

17	Investment Objectives & Policies

21	MORE DETAILED INFORMATION ABOUT OTHER INVESTMENTS & STRATEGIES USED BY THE PORTFOLIOS

21	Additional Investments & Strategies

25	HOW THE FUND IS MANAGED

25	Board of Trustees
25	Investment Managers
26	Investment Management Fees
27	Investment Subadvisers
27	Portfolio Managers

28	HOW TO BUY AND SELL SHARES OF THE PORTFOLIOS

28	Purchasing Shares of the Portfolios
28	Frequent Purchases or Redemptions of Portfolio Shares
29	Net Asset Value
30	Distributor

31	OTHER INFORMATION

31	Federal Income Taxes
31	Monitoring for Possible Conflicts
31	Disclosure of Portfolio Holdings

FINANCIAL HIGHLIGHTS

32	Introduction

INTRODUCTION

ABOUT THE FUND AND ITS PORTFOLIOS

This prospectus provides information about the Advanced Series Trust (the Fund), which consists of 43 separate portfolios (each, a Portfolio). The Portfolios of the Fund which are discussed in this prospectus are listed on the inside front cover.

The Fund offers one class of shares in each Portfolio. Shares of each Portfolio are sold only to separate accounts of American Skandia Life Assurance Corporation, The Prudential Insurance Company of America, Pruco Life Insurance Company, Pruco Life Insurance Company of New Jersey, Prudential Retirement Insurance and Annuity Company (collectively, Prudential) and Kemper Investors Life Insurance Company as investment options under variable life insurance and variable annuity contracts (the Contracts). (A separate account keeps the assets supporting certain insurance contracts separate from the general assets and liabilities of the insurance company). Not every Portfolio is available under every Contract. The prospectus for each Contract lists the Portfolios currently available through that Contract.

The Risk/Return Summary which follows highlights key information about each Portfolio. Additional information follows this summary and is also provided in the Fund’s Statement of Additional Information (SAI).

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RISK/RETURN SUMMARY

ASSET ALLOCATION PORTFOLIOS: INVESTMENT OBJECTIVES AND PRINCIPAL STRATEGIES

Portfolio	Investment Goal	Primary Investments
AST Capital Growth Asset Allocation	Highest potential total return consistent with a specified level of risk tolerance	The Portfolio invests primarily in a diversified portfolio of Underlying Portfolios
AST Balanced Asset Allocation	Highest potential total return consistent with a specified level of risk tolerance	The Portfolio invests primarily in a diversified portfolio of Underlying Portfolios
AST Conservative Asset Allocation	Highest potential total return consistent with a specified level of risk tolerance	The Portfolio invests primarily in a diversified portfolio of Underlying Portfolios
AST Preservation Asset Allocation	Highest potential total return consistent with a specified level of risk tolerance	The Portfolio invests primarily in a diversified portfolio of Underlying Portfolios

AST Dynamic Asset Allocation Portfolios:

AST Capital Growth Asset Allocation Portfolio

AST Balanced Asset Allocation Portfolio

AST Conservative Asset Allocation Portfolio

AST Preservation Asset Allocation Portfolio

Investment Objective: The investment objective of each of the AST Capital Growth Asset Allocation Portfolio, the AST Balanced Asset Allocation Portfolio, the AST Conservative Asset Allocation Portfolio and the AST Preservation Asset Allocation Portfolio (collectively, the “Dynamic Asset Allocation Portfolios”) is to obtain the highest potential total return consistent with its specified level of risk tolerance.

The Dynamic Asset Allocation Portfolios are “funds of funds.” That means that each Dynamic Asset Allocation Portfolio invests primarily in one or more mutual funds in accordance with its own asset allocation strategy. Other mutual funds in which in which a Dynamic Asset Allocation Portfolio may invest are collectively referred to as the “Underlying Portfolios.” Consistent with the investment objectives and policies of the Dynamic Asset Allocation Portfolios, other mutual funds may from time to time may be added to, or removed from, the list of Underlying Portfolios that may be used in connection with the Dynamic Asset Allocation Portfolios. Currently, the only Underlying Portfolios in which the Dynamic Asset Allocation Portfolios invest are other Portfolios of the Trust.

The asset allocation strategy for each Dynamic Asset Allocation Portfolio is determined by Prudential Investments LLC (PI). As a general matter, PI begins by constructing a neutral allocation for each Dynamic Asset Allocation Portfolio. Each neutral allocation initially divides the assets for the corresponding Dynamic Asset Allocation Portfolio across three broad-based securities benchmark indexes. These three benchmark indexes are the Russell 3000 Index, which generally serves as a proxy for domestic equities markets, the MSCI EAFE Index, which generally serves as a proxy for international equities markets, and the Lehman Brothers U.S. Aggregate Bond Index, which generally serves a proxy for the investment-grade domestic bond market. Generally, the neutral allocation for the more aggressive Dynamic Asset Allocation Portfolios will emphasize investments in the equity asset class while the neutral allocation for the more conservative Dynamic Asset Allocation Portfolios will emphasize investments in the debt/money market asset class.

The selection of specific combinations of Underlying Portfolios for each Dynamic Asset Allocation Portfolio generally will be determined by PI in consultation with Morningstar Associates, LLC (Morningstar). Morningstar will employ various quantitative and qualitative research methods to propose weighted combinations of Underlying Portfolios that are consistent with the neutral allocation for each Dynamic Asset Allocation Portfolio. PI will consider these proposals along with its own quantitative and qualitative research methods in setting preliminary weighted combinations of Underlying Portfolios for each Dynamic Asset Allocation Portfolio.

PI will then perform its own forward-looking assessment of macroeconomic, market, financial, security valuation, and other factors. As a result of this assessment, PI will further adjust the neutral allocation and the preliminary Underlying Portfolio weights for each Dynamic Asset Allocation Portfolio on a pro rata basis based upon its views on certain factors, including, but not limited to, the following:

•	asset class (i.e., increase or decrease allocation to Underlying Portfolios focusing primarily on equity or debt securities)

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•	geographic focus (i.e., increase or decrease allocation to Underlying Portfolios focusing primarily on domestic or international issuers)

•	investment style (i.e., increase or decrease allocation to Underlying Portfolios focusing primarily on securities with value, growth, or core characteristics)

•	market capitalization (i.e., increase or decrease allocation to Underlying Portfolios focusing primarily on small-cap, mid-cap, or large-cap issuers) and

•

“off-benchmark” factors (e.g., add exposure to asset sub-classes or investment categories generally not captured in the neutral allocation such as real estate, natural resources, global bonds, limited maturity bonds, high-yield bonds (also referred to as “junk bonds”), or cash.

The allocation of assets for each Dynamic Asset Allocation Portfolio based on the above-referenced factors as determined by PI is referred to as a “strategic allocation.” The weighted combination of Underlying Portfolios for each Dynamic Asset Allocation Portfolio based on the above-referenced factors as determined by PI in consultation with Morningstar is referred to as an “Underlying Portfolio allocation.” PI currently expects that any changes to the strategic allocation and/or the Underlying Portfolio allocation and any Portfolio re-balancings will be effected within certain pre-determined ranges. Consistent with each Dynamic Asset Allocation Portfolio’s principal investment policies, PI may, however, change the strategic allocation or the Underlying Portfolio allocation both within and beyond such predetermined ranges at any time in its sole discretion. In addition, PI may, at any time in its sole discretion, rebalance the Dynamic Asset Allocation Portfolio’s investments to cause such investments to match the Underlying Portfolio allocation.

Although PI and American Skandia Investment Services, Inc. serve as the Investment Managers of the Underlying Portfolios, the day-to-day investment management of the Underlying Portfolios is the responsibility of the Sub-advisors. Morningstar is not involved in, or responsible for, the management of the Underlying Portfolios. The extent to which Morningstar’s recommendations are adopted and implemented is determined in the sole discretion of PI.

The Dynamic Asset Allocation Portfolios are not limited to investing exclusively in shares of the Underlying Portfolios. Each Dynamic Asset Allocation Portfolio is now permitted under current law to invest in “securities” as defined under the Investment Company Act of 1940. For these purposes, the term “securities” includes, without limitation, shares of common or preferred stock, warrants, security futures, notes, bonds, debentures, any put, call, straddle, option, or privilege on any security or on any group or index of securities, or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to a foreign currency.

6

PRINCIPAL RISKS

Although we try to invest wisely, all investments involve risk. Like any mutual fund, an investment in a Portfolio could lose value, and you could lose money. The following summarizes the principal risks of investing in the Portfolios.

Commodity risk. A Portfolio’s investments in commodity-linked derivative instruments may subject the Portfolio to greater volatility than investments in traditional equity and debt securities. The value of commodity-linked derivative instruments may be affected by changes in overall market movements, commodity index volatility, changes in interest rates, or factors affecting a particular industry or commodity, such as drought, floods, weather, acts of terrorism, livestock disease, embargoes, tariffs, and international economic, political and regulatory developments.

Company risk. The price of the stock of a particular company can vary based on a variety of factors, such as the company’s financial performance, changes in management and product trends, and the potential for takeover and acquisition. This is especially true with respect to equity securities of smaller companies, whose prices may go up and down more than equity securities of larger, more established companies. Also, since equity securities of smaller companies may not be traded as often as equity securities of larger, more established companies, it may be difficult or impossible for a Portfolio to sell securities at a desirable price. Foreign securities have additional risks, including exchange rate changes, political and economic upheaval, the relative lack of information about these companies, relatively low market liquidity and the potential lack of strict financial and accounting controls and standards.

Credit risk. Debt obligations are generally subject to the risk that the issuer may be unable to make principal and interest payments when they are due. There is also the risk that the securities could lose value because of a loss of confidence in the ability of the borrower to pay back debt. Non-investment grade debt—also known as “high-yield bonds” and “junk bonds”— have a higher risk of default and tend to be less liquid than higher-rated securities.

Derivatives risk. Derivatives are financial contracts whose value depends on, or is derived from, the value of an underlying asset, interest rate or index. The Portfolios typically use derivatives as a substitute for taking a position in the underlying asset and/or as part of a strategy designed to reduce exposure to other risks, such as interest rate or currency risk. A Portfolio may also use derivatives for leverage, in which case their use would involve leveraging risk. A Portfolio’s use of derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. Derivatives are subject to a number of risks described elsewhere, such as liquidity risk, interest rate risk, market risk, credit risk and management risk. They also involve the risk of mispricing or improper valuation and the risk that changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index. A Portfolio investing in a derivative instrument could lose more than the principal amount invested. Also, suitable derivative transactions may not be available in all circumstances.

Foreign investment risk. Investing in foreign securities generally involves more risk than investing in securities of U.S. issuers. Foreign investment risk includes the specific risks described below:

Currency risk. Changes in currency exchange rates may affect the value of foreign securities held by a Portfolio and the amount of income available for distribution. If a foreign currency grows weaker relative to the U.S. dollar, the value of securities denominated in that foreign currency generally decreases in terms of U.S. dollars. If a Portfolio does not correctly anticipate changes in exchange rates, its share price could decline as a result. In addition, certain hedging activities may cause the Portfolio to lose money and could reduce the amount of income available for distribution.

Emerging market risk. To the extent that a Portfolio invests in emerging markets to enhance overall returns, it may face higher political, information, and stock market risks. In addition, profound social changes and business practices that depart from norms in developed countries’ economies have sometimes hindered the orderly growth of emerging economies and their stock markets in the past. High levels of debt may make emerging economies heavily reliant on foreign capital and vulnerable to capital flight.

Foreign market risk. Foreign markets, especially those in developing countries, tend to be more volatile than U.S. markets and are generally not subject to regulatory requirements comparable to those in the U.S. Because of differences in accounting standards and custody and settlement practices, investing in foreign securities generally involves more risk than investing in securities of U.S. issuers.

Information risk. Financial reporting standards for companies based in foreign markets usually differ from those in the United States. Since the “numbers” themselves sometimes mean different things, the sub-advisers devote much of their research effort to understanding and assessing the impact of these differences upon a company’s financial conditions and prospects.

Liquidity risk. Stocks that trade less can be more difficult or more costly to buy, or to sell, than more liquid or active stocks. This liquidity risk is a factor of the trading volume of a particular stock, as well as the size and liquidity of the entire local market. On the

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whole, foreign exchanges are smaller and less liquid than the U.S. market. This can make buying and selling certain shares more difficult and costly. Relatively small transactions in some instances can have a disproportionately large effect on the price and supply of shares. In certain situations, it may become virtually impossible to sell a stock in an orderly fashion at a price that approaches an estimate of its value.

Political developments. Political developments may adversely affect the value of a Portfolio’s foreign securities.

Political risk. Some foreign governments have limited the outflow of profits to investors abroad, extended diplomatic disputes to include trade and financial relations, and imposed high taxes on corporate profits.

Regulatory risk. Some foreign governments regulate their exchanges less stringently, and the rights of shareholders may not be as firmly established.

Growth stock risk. Investors often expect growth companies to increase their earnings at a certain rate. If these expectations are not met, investors can punish the stocks inordinately, even if earnings do increase. In addition, growth stocks typically lack the dividend yield that can cushion stock prices in market downturns.

High-yield risk. Portfolios that invest in high yield securities and unrated securities of similar credit quality (commonly known as “junk bonds”) may be subject to greater levels of interest rate, credit and liquidity risk than Portfolios that do not invest in such securities. High-yield securities are considered predominantly speculative with respect to the issuer’s continuing ability to make principal and interest payments. An economic downturn or period of rising interest rates could adversely affect the market for high-yield securities and reduce a Portfolio’s ability to sell its high-yield securities (liquidity risk). Industry/sector risk. Portfolios that invest in a single market sector or industry can accumulate larger positions in single issuers or an industry sector. As a result, the Portfolio’s performance may be tied more directly to the success or failure of a smaller group of portfolio holdings.

Interest rate risk. Fixed income securities are subject to the risk that the securities could lose value because of interest rate changes. For example, bonds tend to decrease in value if interest rates rise. Debt obligations with longer maturities sometimes offer higher yields, but are subject to greater price shifts as a result of interest rate changes than debt obligations with shorter maturities.

Initial public offering (IPO) risk. The prices of securities purchased in IPOs can be very volatile. The effect of IPOs on the performance of a Portfolio depends on a variety of factors, including the number of IPOs the Portfolio invests in relative to the size of the Portfolio and whether and to what extent a security purchased in an IPO appreciates or depreciates in value. As a Portfolio’s asset base increases, IPOs often have a diminished effect on a Portfolio’s performance.

Leveraging risk. Certain transactions may give rise to a form of leverage. Such transactions may include, among others, reverse repurchase agreements, loans of portfolio securities, and the use of when-issued, delayed delivery or forward commitment contracts. The use of derivatives may also create leveraging risks. To mitigate leveraging risk, a sub-adviser can segregate liquid assets or otherwise cover the transactions that may give rise to such risk. The use of leverage may cause a Portfolio to liquidate portfolio positions when it may not be advantageous to do so to satisfy its obligations or to meet segregation requirements. Leverage, including borrowing, may cause a Portfolio to be more volatile than if the Portfolio had not been leveraged. This volatility occurs because leveraging tends to exaggerate the effect of any increase or decrease in the value of a Portfolio’s securities.

License risk. Certain Portfolios rely on licenses from third parties to the relevant subadviser that permit the use of the intellectual property of such parties in connection with the investment strategies for those Portfolios. Such licenses may be terminated by the licensors under certain circumstances, and as a result, a Portfolio may lose its ability to use the licensed name and/or the licensed investment strategy. Accordingly, in the event a license is terminated, it may have a significant effect on the operation of the affected Portfolio.

Liquidity risk. Liquidity risk exists when particular investments are difficult to purchase or sell. A Portfolio’s investments in illiquid securities may reduce the returns of the Portfolio, because it may be unable to sell the illiquid securities at an advantageous time or price. Portfolios with principal investment strategies that involve foreign securities, derivatives or securities with substantial market and/or credit risk tend to have the greatest exposure to liquidity risk.

Management risk. Actively managed investment portfolios are subject to management risk. Each subadviser will apply investment techniques and risk analyses in making investment decisions for the Portfolios, but there can be no guarantee that these will produce the desired results.

Market risk. Common stocks are subject to market risk stemming from factors independent of any particular security. Investment markets fluctuate. All markets go through cycles, and market risk involves being on the wrong side of a cycle. Factors affecting market

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risk include political events, broad economic and social changes, and the mood of the investing public. You can see market risk in action during large drops in the stock market. If investor sentiment turns gloomy, the price of all stocks may decline. It may not matter that a particular company has great profits and its stock is selling at a relatively low price. If the overall market is dropping, the values of all stocks are likely to drop. Generally, the stock prices of large companies are more stable than the stock prices of smaller companies, but this is not always the case. Smaller companies often offer a smaller range of products and services than large companies. They may also have limited financial resources and may lack management depth. As a result, stocks issued by smaller companies may fluctuate in value more than the stocks of larger, more established companies.

Mortgage risk. A Portfolio that purchases mortgage related securities is subject to certain additional risks. Rising interest rates tend to extend the duration of mortgage-related securities, making them more sensitive to changes in interest rates. As a result, in a period of rising interest rates, a Portfolio that holds mortgage-related securities may exhibit additional volatility. This is known as extension risk. In addition, mortgage-related securities are subject to prepayment risk. When interest rates decline, borrowers may pay off their mortgages sooner than expected. This can reduce the returns of a Portfolio because the Portfolio will have to reinvest that money at the lower prevailing interest rates.

Nondiversification risk. The chance that a Portfolio’s performance may be disproportionately hurt by the performance of relatively few securities. A Portfolio which is non-diversified may invest more of its assets in a smaller number of issuers than a diversified Portfolio. Concentrating investments may result in greater potential losses for Portfolios investing in a broader variety of issuers. A Portfolio may be more susceptible to adverse developments affecting a single issuer held in its portfolio, and may be more susceptible to greater losses because of these developments.

Portfolio turnover risk. A Portfolio’s investments may be bought and sold relatively frequently. A high turnover rate may result in higher brokerage commissions and lower returns.

Prepayment risk. A Portfolio that purchases mortgage-related securities or asset-backed securities is subject to additional risks. The underlying mortgages or assets may be prepaid, partially or completely, generally during periods of falling interest rates, which could adversely affect yield to maturity and could require the Portfolio to reinvest in lower yielding securities.

Real Estate risk. Certain Portfolios may invest in RElTs and real estate-linked derivative instruments. Such on emphasis on these types of investments will subject a Portfolio to risks similar to those associated with direct ownership of real estate, including losses from casualty or condemnation, and changes in local and general economic conditions, supply and demand, interest rates, zoning laws, regulatory limitations on rents, property taxes, and operating expenses. An investment in a real estate-linked derivative instrument that is linked to the value of a RE1T is subject to additional risks, such as poor performance by the manager of the RE1T, adverse changes to the tax laws, or failure by the RE1T to qualify for tax-free pass-through of income under the Internal Revenue Code of 1986. In addition, some RElTs have limited diversification because they invest in a limited number of properties, a narrow geographic area, or a single type of property.

Short sale risk. A Portfolio that enters into short sales, which involves selling a security it does not own in anticipation that the security’s price will decline, exposes the Portfolio to the risk that it will be required to buy the security sold short (also known as “covering” the short position) at a time when the security has appreciated in value, thus resulting in a loss to the Portfolio. Theoretically, the amount of these losses can be unlimited, although for fixed-income securities an interest rate of 0% forms an effective limit on how high a securities’ price would be expected to rise. Although certain Portfolios may try to reduce risk by holding both long and short positions at the same time, it is possible that a Portfolio’s securities held long will decline in value at the same time that the value of the Portfolio’s securities sold short increases, thereby increasing the potential for loss.

Small company risk. The shares of small companies tend to trade less frequently than those of larger, more established companies, which can have an adverse effect on the pricing of these securities and on a Portfolio’s ability to sell these securities. In the case of small cap technology companies, the risks associated with technology company stocks, which tend to be more volatile than other sectors, are magnified.

Value stock risk. A Portfolio’s investments in value stocks carry the risk that the market will not recognize a security’s intrinsic value for a long time or that a stock believed to be undervalued may actually be appropriately priced.

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INTRODUCTION TO PAST PERFORMANCE

A number of factors— including risk— can affect how a Portfolio performs. The bar charts and tables on the following pages demonstrate the risk of investing in each Portfolio by showing how returns can change from year to year and by showing how each Portfolio’s average annual returns compare with a stock index and a group of similar mutual funds. Past performance does not mean that a Portfolio will achieve similar results in the future.

The annual returns and average annual returns shown in the charts and tables on the following pages are after deduction of expenses and do not include Contract charges. If Contract charges were included, the returns shown would have been lower than those shown. Consult your Contract prospectus for information about Contract charges. During certain periods shown, fee waivers and/or expense reimbursements may be in effect. Without such fee waivers and/or expense reimbursements, the returns for a Portfolio would have been lower.

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PAST PERFORMANCE: ASSET ALLOCATION PORTFOLIOS

AST Capital Growth Asset Allocation Portfolio

Annual Returns

Best Quarter	Worst Quarter
7.25%, 4th quarter 2006	-2.10%, 2nd quarter 2006

Average annual total returns for periods ended 12/31/06

	1 year	Since Inception (12/5/05)
Portfolio	13.67%	12.92%
Standard & Poor’s 500 Index*	15.78%	14.52%
Primary Blended Index**	15.10%	14.90%
Secondary Blended Index***	13.43%	12.56%

*	The Standard & Poor’s 500 Composite Stock Price Index (Standard & Poor’s 500 Index) — an unmanaged index of 500 stocks of large U.S. companies — gives a broad look at how stock prices have performed. These returns do not include the effect of any investment management expenses. These returns would have been lower if they included the effect of these expenses. The “Since Inception” return reflects the closest calendar month-end return to the inception date of the Portfolio.
**	The Primary Blended Index consists of the Russell 3000 Index (64%), the MSCI EAFE Index (GD) (16%) and the Lehman Brothers Aggregate Bond Index (20%). The GD (gross dividends) version of the MSCI EAFE Index does not reflect the impact of withholding taxes on reinvested dividends. Based on a recommendation of the Portfolio’s Manager, the Board determined that the GD version of the benchmark, which generally reflects higher returns, is a more appropriate benchmark for the Portfolio. These returns do not include the effect of any investment management expenses. These returns would have been lower if they included the effect of these expenses. The “Since Inception” return reflects the closest calendar month-end return to the inception date of the Portfolio.
***	The Secondary Blended Index consists of the Standard & Poor’s 500 Index (80%) and the Lehman Brothers Aggregate Bond Index (20%). These returns do not include the effect of any investment management expenses. These returns would have been lower if they included the effect of these expenses. The “Since Inception” return reflects the closest calendar month-end return to the inception date of the Portfolio.

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AST Balanced Asset Allocation Portfolio

Annual Returns

Best Quarter	Worst Quarter
6.05%, 4th quarter, 2006	-1.73%, 2nd quarter, 2006

Average annual total returns for periods ended 12/31/06

	1 year	Since Inception (12/5/05)
Portfolio	11.77%	11.25%
S&P 500 Index*	15.78%	14.52%
Primary Blended Index**	13.03%	12.98%
Secondary Blended Index***	11.69%	11.10%

*	The Standard & Poor’s 500 Composite Stock Price Index (Standard & Poor’s 500 Index) — an unmanaged index of 500 stocks of large U.S. companies — gives a broad look at how stock prices have performed. These returns do not include the effect of any investment management expenses. These returns would have been lower if they included the effect of these expenses. The “Since Inception” return reflects the closest calendar month-end return to the inception date of the Portfolio.
**	Primary Blended Index consists of Russell 3000 Index (52%), MSCI EAFE Index (GD) (13%), and Lehman Brothers Aggregate Bond Index (35%). The GD (gross dividends) version of the MSCIEAFE Index does not reflect the impact of withholding taxes on reinvested dividends. Based on a recommendation of the Portfolio’s Manager, the Board determined that the GD version of the benchmark, which generally reflects higher returns, is a more appropriate benchmark for the Portfolio. These returns do not include the effect of any investment management expenses. These returns would have been lower if they included the effect of these expenses. The “Since Inception” return reflects the closest calendar month-end return to the inception date of the Portfolio.
***	Secondary Blended Index consists of the Standard & Poor’s 500 Index (65%) and the Lehman Brothers Aggregate Bond Index (35%). These returns do not include the effect of any investment management expenses. These returns would have been lower if they included the effect of these expenses. The “Since Inception” return reflects the closest calendar month-end return to the inception date of the Portfolio.

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AST Conservative Asset Allocation Portfolio

Annual Returns

Best Quarter	Worst Quarter
5.31%, 4th quarter 2006	-1.45%, 2nd quarter 2006

Average annual total returns for periods ended 12/31/06

	1 year	Since Inception (12/5/05)
Portfolio	10.56%	10.23%
S&P 500 Index*	15.78	14.52
Primary Blended Index**	11.66	11.72
Secondary Blended Index***	10.53	10.14

*	The Standard & Poor’s 500 Composite Stock Price Index (Standard & Poor’s 500 Index) — an unmanaged index of 500 stocks of large U.S. companies — gives a broad look at how stock prices have performed. These returns do not include the effect of any investment management expenses. These returns would have been lower if they included the effect of these expenses. The “Since Inception” return reflects the closest calendar month-end return to the inception date of the Portfolio.
**	Primary Blended Index consists of Russell 3000 Index (44%), MSCI EAFE Index (GD) (11%), and Lehman Brothers Aggregate Bond Index (45%). The GD (gross dividends) version of the MSCIEAFE Index does not reflect the impact of withholding taxes on reinvested dividends. Based on a recommendation of the Portfolio’s Manager, the Board determined that the GD version of the benchmark, which generally reflects higher returns, is a more appropriate benchmark for the Portfolio. These returns do not include the effect of any investment management expenses. These returns would have been lower if they included the effect of these expenses. The “Since Inception” return reflects the closest calendar month-end return to the inception date of the Portfolio.
***	Secondary Blended Index consists of the Standard & Poor’s 500 Index (55%) and the Lehman Brothers Aggregate Bond Index (45%). These returns do not include the effect of any investment management expenses. These returns would have been lower if they included the effect of these expenses. The “Since Inception” return reflects the closest calendar month-end return to the inception date of the Portfolio.

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AST Preservation Asset Allocation Portfolio

Annual Returns

Best Quarter	Worst Quarter
3.63%, 4th quarter 2006	-1.07%, 2nd quarter 2006

Average annual total returns for periods ended 12/31/06

	1 year	Since Inception (12/5/05)
Portfolio	7.96%	7.91%
S&P 500 Index*	15.78%	14.52%
Primary Blended Index**	8.96%	9.21%
Secondary Blended Index***	8.25%	8.22%

*	The Standard & Poor’s 500 Composite Stock Price Index (Standard & Poor’s 500 Index) — an unmanaged index of 500 stocks of large U.S. companies — gives a broad look at how stock prices have performed. These returns do not include the effect of any investment management expenses. These returns would have been lower if they included the effect of these expenses. The “Since Inception” return reflects the closest calendar month-end return to the inception date of the Portfolio.
**	Primary Blended Index consists of Russell 3000 Index (28%), MSCI EAFE Index (GD) (7%), and Lehman Brothers Aggregate Bond Index (65%). The GD (gross dividends) version of the MSCI EAFE Index does not reflect the impact of withholding taxes on reinvested dividends. Based on a recommendation of the Portfolio’s Manager, the Board determined that the GD version of the benchmark, which generally reflects higher returns, is a more appropriate benchmark for the Portfolio. These returns do not include the effect of any investment management expenses. These returns would have been lower if they included the effect of these expenses. The “Since Inception” return reflects the closest calendar month-end return to the inception date of the Portfolio.
***	Secondary Blended Index consists of the Standard & Poor’s 500 Index (35%) and the Lehman Brothers Aggregate Bond Index (65%). These returns do not include the effect of any investment management expenses. These returns would have been lower if they included the effect of these expenses. The “Since Inception” return reflects the closest calendar month-end return to the inception date of the Portfolio.

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FEES AND EXPENSES OF THE PORTFOLIOS

The table below describes the fees and expenses that you may pay if you buy and hold shares of the Portfolios. Unless otherwise indicated, the fees and expenses shown below are based upon each Portfolio’s expenses for the year ended December 31, 2006 and are expressed as a percentage of the average daily net assets of each Portfolio.

The table does not include Contract charges. Because Contract charges are not included, the total fees and expenses that you will incur will be higher than the fees and expenses set forth in the following table. See the accompanying Contract prospectus for more information about Contract charges.

Annual Portfolio Operating Expenses (expenses that are deducted from Portfolio assets, in %)

	Shareholder Fees (fees paid directly from your investment)	Management Fees	Distribution (12b-1)Fees	Other Expenses[1]	Acquired Portfolio Fees & Expenses [2]	Total Annual Portfolio Operating Expenses [3]
AST Capital Growth Asset Allocation	None	.15	None	.02	.95	1.12
AST Balanced Asset Allocation	None	.15	None	.02	.90	1.07
AST Conservative Asset Allocation	None	.15	None	.04	.89	1.08
AST Preservation Asset Allocation	None	.15	None	.08	.82	1.05

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EXAMPLE

The following Example, which reflects the Portfolio operating expenses listed in the preceding tables, is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. Because the following example does not include the effect of Contract charges, the total fees and expenses that you will incur will be higher than the example set forth in the following table. For more information about Contract charges see the accompanying Contract prospectus. The Example assumes that you invest $10,000 in a Portfolio for the time periods indicated, that your investment has a 5% return each year, that the Portfolio’s total operating expenses remain the same (including the indirect expenses of any acquired portfolios in which the Portfolio invests), and that no expense waivers and reimbursements are in effect. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Expense Example

	1 Year	3 Years	5 Years	10 Years
AST Capital Growth Asset Allocation	114	356	617	1,363
AST Balanced Asset Allocation	109	340	590	1,306
AST Conservative Asset Allocation	110	343	595	1,317
AST Preservation Asset Allocation	107	334	579	1,283

[1]

Shares of the Portfolios are generally purchased through variable insurance products. The Fund has entered into arrangements with the issuers of the variable insurance products offering the Portfolios under which the Fund compensates the issuers 0.10% for providing ongoing services to Portfolio shareholders in lieu of the Fund providing such services directly to shareholders. Amounts paid under these arrangements are included in “Other Expenses.” Subject to the expense limitations set forth below, for each Portfolio of the Fund other than the Dynamic Asset Allocation Portfolios, 0.03% of the 0.10% administrative services fee is voluntarily waived. The Dynamic Asset Allocation Portfolios do not directly pay any portion of the 0.10% administrative service fee.

[2]

Some of the Portfolios invest in other investment companies (the Acquired Portfolios). For example, each Dynamic Asset Allocation Portfolio invests in shares of other Portfolios of the Fund, and some Portfolios invest in other funds, including the Dryden Core Investment Fund. Investors in a Portfolio indirectly bear the fees and expenses of the Acquired Portfolios. The expenses shown under“Acquired Portfolio Fees and Expenses” represent a weighted average of the expense ratios of the Acquired Portfolios in which each Portfolio invested during the year ended December 31, 2006. The Dynamic Asset Allocation Portfolios do not pay any transaction fees when purchasing or redeeming shares of the Acquired Portfolios.

When a Portfolio’s “Acquired Portfolio Fees and Expenses” are less that 0.01%, such expenses are included in the column titled “Other Expenses.” This may cause the Total Annual Portfolio Operating Expenses to differ from those set forth in the Financial Highlights tables of such Portfolios.

[3]

Prudential Investments LLC and AST Investment Services, Inc. have voluntarily agreed to waive a portion of their management fee and/or limit total expenses (expressed as an annual percentage of average daily net assets) for certain Portfolios of the Fund. These arrangements, which are set forth as follows, may be discontinued or otherwise modified at any time. AST Dynamic Asset Allocation Portfolios: 0.20%.

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MORE DETAILED INFORMATION ON HOW THE PORTFOLIOS INVEST

INVESTMENT OBJECTIVES & POLICIES

We describe each Portfolio’s investment objective and policies on the following pages. We describe certain investment instruments that appear below in the section entitled More Detailed Information About Other Investments and Strategies Used by the Portfolios.

Although we make every effort to achieve each Portfolio’s objective, we can’t guarantee success and it is possible that you could lose money. Unless otherwise stated, each Portfolio’s investment objective is a fundamental policy that cannot be changed without shareholder approval. The Board of Trustees can change investment policies that are not fundamental.

An investment in a Portfolio is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency.

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AST Dynamic Asset Allocation Portfolios

AST Capital Growth Asset Allocation Portfolio

AST Balanced Asset Allocation Portfolio

AST Conservative Asset Allocation Portfolio

AST Preservation Asset Allocation Portfolio

Investment Objective: The investment objective of each of the AST Capital Growth Asset Allocation Portfolio, the AST Balanced Asset Allocation Portfolio, the AST Conservative Asset Allocation Portfolio, and the AST Preservation Asset Allocation Portfolio (collectively, the “Dynamic Asset Allocation Portfolios”) is to obtain the highest potential total return consistent with its specified level of risk tolerance.

The investment objective and the definition of risk tolerance level are not fundamental policies for any of the Asset Allocation Portfolios and, therefore, can be changed by the Board of Trustees of the Fund at any time. The current relative risk tolerance level for each of the Asset Allocation Portfolios may be summarized as set forth below:

Principal Investment Policies and Risks. Each Dynamic Asset Allocation Portfolio is a “fund of funds.” That means that each Dynamic Asset Allocation Portfolio invests primarily in one or more mutual funds in accordance with its own asset allocation strategy. Other mutual funds in which in which a Dynamic Asset Allocation Portfolio may invest are collectively referred to as the “Underlying Portfolios.” Consistent with the investment objectives and policies of the Dynamic Asset Allocation Portfolios, other mutual funds may from time to time be added to, or removed from, the list of Underlying Portfolios that may be used in connection with the Dynamic Asset Allocation Portfolios. Currently, the only Underlying Portfolios in which the Dynamic Asset Allocation Portfolios invest are other Portfolios of the Trust and certain mony market funds advised by an Investment Manager or one of its affiliates.

Investment Process. The asset allocation strategy for each Dynamic Asset Allocation Portfolio is determined by Prudential Investments LLC (PI). As a general matter, PI begins by constructing a neutral allocation for each Dynamic Asset Allocation Portfolio. Each neutral allocation initially divides the assets for the corresponding Dynamic Asset Allocation Portfolio across three broad-based securities benchmark indexes. These three benchmark indexes are the Russell 3000 Index, the MSC1 EAFE Index, and the Lehman Brothers U.S. Aggregate Bond Index. The Russell 3000 Index measures the performance of the approximately 3000 largest U.S. companies based on total market capitalization, which represents approximately 98% of the U.S. equity market. The MSC1 EAFE Index consists of almost 1,000 stocks in 21 countries outside North and South America, and represents approximately 85% of the total market capitalization in those countries. The Lehman Brothers U.S. Aggregate Bond Index covers the U.S. dollar-denominated, investment-grade, fixed-rate, taxable bond market of securities that have at least 1-year until final maturity and that are registered with the Securities and Exchange Commission. This index generally includes U.S. government securities, mortgage-backed securities, asset-backed securities, and corporate securities but generally excludes municipal bonds, bonds with equity-type features (e.g., warrants, convertibility, etc.), private placements, floating-rate issues, and inflation-linked bonds. Generally, the neutral allocation for the more aggressive Dynamic Asset Allocation Portfolios will emphasize investments in the equity asset class while the neutral allocation for the more conservative Dynamic Asset Allocation Portfolios will emphasize investments in the debt/money market asset class.

The selection of specific combinations of Underlying Portfolios for each Dynamic Asset Allocation Portfolio generally will be determined by PI in consultation with Morningstar Associates, LLC (Morningstar). Morningstar will employ various quantitative and qualitative research methods to propose weighted combinations of Underlying Portfolios that are consistent with the neutral allocation for each Dynamic Asset Allocation Portfolio. PI will consider these proposals along with its own quantitative and qualitative research methods in setting preliminary weighted combinations of Underlying Portfolios for each Dynamic Asset Allocation Portfolio.

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PI will then perform its own forward-looking assessment of macroeconomic, market, financial, security valuation, and other factors. As a result of this assessment, PI will further adjust the neutral allocation and the preliminary Underlying Portfolio weights for each Dynamic Asset Allocation Portfolio based upon its views on certain factors, including, but not limited to, the following:

•	asset class (i.e., increase or decrease allocation to Underlying Portfolios focusing primarily on equity or debt securities)

•	geographic focus (i.e., increase or decrease allocation to Underlying Portfolios focusing primarily on domestic or international issuers)

•	investment style (i.e., increase or decrease allocation to Underlying Portfolios focusing primarily on securities with value, growth, or core characteristics)
•	market capitalization (i.e., increase or decrease allocation to Underlying Portfolios focusing primarily on small-cap, mid-cap, or large-cap issuers); and

•

“off-benchmark” factors (e.g., add exposure to asset sub-classes or investment categories generally not captured in the neutral allocation such as real estate, natural resources, global bonds, limited maturity bonds, high-yield bonds (also referred to as “junk bonds”), or cash.

Under normal conditions, PI currently expects that the assets of the Dynamic Asset Allocation Portfolios will be invested as set forth in the table below.

Portfolio	Approximate Net Assets Allocated to Underlying Portfolios Investing Primarily in Equity Securities	Approximate Net Assets Allocated to Underlying Portfolios Investing Primarily in Debt Securities and Money Market Instruments
AST Capital Growth Asset Allocation Portfolio	80% (Generally range from 72.5%-87.5%)	20% (Generally range from 12.5%-27.5%)
AST Balanced Asset Allocation Portfolio	65% (Generally range from 57.5%-72.5%)	35% (Generally range from 27.5%-42.5%)
AST Conservative Asset Allocation Portfolio	55% (Generally range from 47.5%-62.5%)	45% (Generally range from 37.5%-52.5%)
AST Preservation Asset Allocation Portfolio	35% (Generally range from 27.5%-42.5%)	65% (Generally range from 57.5%-72.5%)

PI currently expects that any changes to the asset allocation and Underlying Portfolio weights will be effected within the above-referenced ranges. Consistent with each Dynamic Asset Allocation Portfolio’s principal investment policies, PI may, however, change the asset allocation and Underlying Portfolio weights both within and beyond such above-referenced ranges at any time in its sole discretion. In addition, PI may, at any time in its sole discretion, rebalance a Dynamic Asset Allocation Portfolio’s investments to cause its composition to match the asset allocation and Underlying Portfolio weights.

Although PI and American Skandia Investment Services, Inc. serve as the Investment Managers of the Underlying Portfolios, the day-to-day investment management of the Underlying Portfolios is the responsibility of the Sub-advisors. Morningstar is not involved in, or responsible for, the management of the Underlying Portfolios. The extent to which Morningstar’s recommendations are adopted and implemented is determined in the sole discretion of PI.

Other Investments. The Dynamic Asset Allocation Portfolios are not limited to investing exclusively in shares of the Underlying Portfolios. Each Dynamic Asset Allocation Portfolio is now permitted under current law to invest in “securities” as defined under the Investment Company Act of 1940. For these purposes, the term “securities” includes, without limitation, shares of common or preferred stock, warrants, security futures, notes, bonds, debentures, any put, call, straddle, option, or privilege on any security or on any group or index of securities, or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to a foreign currency.

Temporary Investments. Up to 100% of a Dynamic Asset Allocation Portfolio’s assets may be invested temporarily in cash or cash equivalents and the Dynamic Asset Allocation Portfolio may otherwise deviate from its customary investment strategies in response to extraordinary adverse political, economic, financial, or stock market events. Temporary investments may include U.S. or foreign government obligations, commercial paper, bank obligations, and repurchase agreements. While a Dynamic Asset Allocation Portfolio is in a defensive position, the opportunity to achieve its investment objective will be limited. Shares of the Underlying Portfolios may be sold for a variety of reasons, such as to effect a change in strategic and Underlying Portfolio allocations, to secure gains, to limit losses, or to re-deploy assets to more promising opportunities.

Principal Risks. The Underlying Portfolio shares in which the Dynamic Asset Allocation Portfolios invest have risks, and the value of those shares will fluctuate. As a result, the performance of a Dynamic Asset Allocation Portfolio depends on how its assets are allocated and reallocated among the Underlying Portfolios and the performance of those Underlying Portfolios. A principal risk of investing in each Dynamic Asset Allocation Portfolio is that the Investment Managers will make less than optimal decisions regarding allocation of assets in the Underlying Portfolios. Because each of the Dynamic Asset Allocation Portfolios generally invests all of its assets in Underlying Portfolios, the risks associated with each Dynamic Asset Allocation Portfolio are closely related to the risks

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associated with the securities and other investments held by the applicable Underlying Portfolios. The ability of each Dynamic Asset Allocation Portfolio to achieve its investment objective will depend on the ability of the Underlying Portfolios to achieve their investment objectives.

Some of these risks related to the Underlying Portfolios include, but are not limited to, the risks set forth below. Equity securities may decline because the stock market as a whole declines, or because of reasons specific to a company, such as disappointing earnings or changes in its competitive environment. In addition, a Dynamic Asset Allocation Portfolio’s level of risk will increase if a significant portion of such Portfolio’s assets are allocated to investment in securities of small and medium capitalization companies. The AST Aggressive Asset Allocation Portfolio, the AST Capital Growth Asset Allocation Portfolio, AST Balanced Asset Allocation Portfolio, and AST Conservative Asset Allocation Portfolio will be particularly subject to the above-referenced risks because each of them will have significant exposure to Underlying Portfolios that invest primarily in equity securities. Any fixed-income allocation of a Dynamic Asset Allocation Portfolio may be subject to changes in market interest rates and changes in the credit quality of specific issuers. In addition, significant exposure to fixed income securities with intermediate to long maturities could subject a Dynamic Asset Allocation Portfolio to the risk of substantial declines in such Portfolio’s share price when there are significant changes in market interest rates. A Dynamic Asset Allocation Portfolio’s level of risk will increase if a significant portion of such Portfolio’s assets are allocated to investment in lower-rated high yield bonds (also commonly known as “junk bonds”) or in foreign securities. The AST Balanced Asset Allocation Portfolio, the AST Conservative Asset Allocation Portfolio, and the AST Preservation Asset Allocation Portfolio will be particularly subject to the above-referenced risks because each of them will have significant exposure to Underlying Portfolios that invest primarily in fixed-income securities.

For additional information about the risks involved with investing in mutual funds, see this Prospectus under “Risk/Return Summary— Principal Risks.”

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MORE DETAILED INFORMATION ABOUT OTHER INVESTMENTS & STRATEGIES USED BY THE PORTFOLIOS

ADDITIONAL INVESTMENTS & STRATEGIES

As indicated in the descriptions of the Portfolios above, we may invest in the following types of securities and/or use the following investment strategies to increase a Portfolio’s return or protect its assets if market conditions warrant.

American Depositary Receipts (ADRs) — Certificates representing the right to receive foreign securities that have been deposited with a U.S. bank or a foreign branch of a U.S. bank.

Asset-Backed Securities — An asset-backed security is a type of pass-through instrument that pays interest based upon the cash flow of an underlying pool of assets, such as automobile loans or credit card receivables. Asset-backed securities may also be collateralized by a portfolio of corporate bonds, including junk bonds, or other securities.

Collateralized Debt Obligations (CDOs) — A CDO is a security backed by an underlying portfolio of debt obligations, typically including one or more of the following types of investments: high yield securities, investment grade securities, bank loans, futures or swaps. A CDO provides a single security that has the economic characteristics of a diversified portfolio. The cash flows generated by the collateral are used to pay interest and principal to investors.

Convertible Debt and Convertible Preferred Stock — A convertible security is a security — for example, a bond or preferred stock — that may be converted into common stock, the cash value of common stock or some other security of the same or different issuer. The convertible security sets the price, quantity of shares and time period in which it may be so converted. Convertible stock is senior to a company’s common stock but is usually subordinated to debt obligations of the company. Convertible securities provide a steady stream of income which is generally at a higher rate than the income on the company’s common stock but lower than the rate on the company’s debt obligations. At the same time, convertible securities offer — through their conversion mechanism — the chance to participate in the capital appreciation of the underlying common stock. The price of a convertible security tends to increase and decrease with the market value of the underlying common stock.

Credit Default Swaps — In a credit default swap, the Portfolio and another party agree to exchange payment of the par (or other agreed-upon) value of a referenced debt obligation in the event of a default on that debt obligation in return for a periodic stream of payments over the term of the contract provided no event of default has occurred. See also “Swaps” defined below.

Credit-Linked Securities — Credit linked securities are securities that are collateralized by one or more credit default swaps on corporate credits. The Portfolio has the right to receive periodic interest payments from the issuer of the credit-linked security at an agreed-upon interest rate, and a return of principal at the maturity date. See also “Credit Default Swaps” defined above.

Derivatives — A derivative is an instrument that derives its price, performance, value, or cash flow from one or more underlying securities or other interests. Derivatives involve costs and can be volatile. With derivatives, the investment adviser tries to predict whether the underlying interest— a security, market index, currency, interest rate or some other benchmark — will go up or down at some future date. We may use derivatives to try to reduce risk or to increase return consistent with a Portfolio’s overall investment objective. The adviser will consider other factors (such as cost) in deciding whether to employ any particular strategy, or use any particular instrument. Any derivatives we use may not fully offset a Portfolio’s underlying positions and this could result in losses to the Portfolio that would not otherwise have occurred.

Dollar Rolls — Dollar rolls involve the sale by the Portfolio of a security for delivery in the current month with a promise to repurchase from the buyer a substantially similar — but not necessarily the same — security at a set price and date in the future. During the “roll period,” the Portfolio does not receive any principal or interest on the security. Instead, it is compensated by the difference between the current sales price and the price of the future purchase, as well as any interest earned on the cash proceeds from the original sale.

Equity Swaps — In an equity swap, the Portfolio and another party agree to exchange cash flow payments that are based on the performance of equities or an equity index. See also “Swaps” defined below.

Event-Linked Bonds — Event-linked bonds are fixed income securities for which the return of principal and payment of interest is contingent on the non-occurrence of a specific “trigger” event, such as a hurricane, earthquake, or other physical or weather-related phenomenon. If a trigger event occurs, a Portfolio may lose a portion or all of its principal invested in the bond. Event-linked bonds often provide for an extension of maturity to process and audit loss claims where a trigger event has, or possibly has, occurred. An extension of maturity may increase volatility. Event-linked bonds may also expose the Portfolio to certain unanticipated risks including credit risk, adverse regulatory or jurisdictional interpretations, and adverse tax consequences. Event-linked bonds may also be subject to liquidity risk.

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Foreign Currency Forward Contracts — A foreign currency forward contract is an obligation to buy or sell a given currency on a future date at a set price. When a Portfolio enters into a contract for the purchase or sale of a security denominated in a foreign currency, or when a Portfolio anticipates the receipt in a foreign currency of dividends or interest payments on a security which it holds, the Portfolio may desire to “lock-in” the U.S. dollar price of the security or the U.S. dollar equivalent of such dividend or interest payment, as the case may be. By entering into a forward contract for a fixed amount of dollars, for the purchase or sale of the amount of foreign currency involved in the underlying transactions, the Portfolio will be able to protect itself against a possible loss resulting from an adverse change in the relationship between the U.S. dollar and the foreign currency during the period between the date on which the security is purchased or sold, or on which the dividend or interest payment is declared, and the date on which such payments are made or received. At the maturity of a forward contract, a Portfolio may either sell the security and make delivery of the foreign currency or it may retain the security and terminate its contractual obligation to deliver the foreign currency by purchasing an “offsetting” contract with the same currency trader obligating it to purchase, on the same maturity date, the same amount of the foreign currency.

Futures Contracts — A futures contract is an agreement to buy or sell a set quantity of an underlying product at a future date, or to make or receive a cash payment based on the value of a securities index. When a futures contract is entered into, each party deposits with a futures commission merchant (or in a segregated account) approximately 5% of the contract amount. This is known as the “initial margin.” Every day during the futures contract, either the buyer or the futures commission merchant will make payments of “variation margin.” In other words, if the value of the underlying security, index or interest rate increases, then the buyer will have to add to the margin account so that the account balance equals approximately 5% of the value of the contract on that day. The next day, the value of the underlying security, index or interest rate may decrease, in which case the borrower would receive money from the account equal to the amount by which the account balance exceeds 5% of the value of the contract on that day. A stock index futures contract is an agreement between the buyer and the seller of the contract to transfer an amount of cash equal to the daily variation margin of the contract. No physical delivery of the underlying stocks in the index is made.

Interest Rate Swaps — In an interest rate swap, the Portfolio and another party agree to exchange interest payments. For example, the Portfolio may wish to exchange a floating rate of interest for a fixed rate. We would enter into that type of a swap if we think interest rates are going down. See also “Swaps” defined below.

Joint Repurchase Account — In a joint repurchase transaction, uninvested cash balances of various Portfolios are added together and invested in one or more repurchase agreements. Each of the participating Portfolios receives a portion of the income earned in the joint account based on the percentage of its investment.

Loans and Assignments — Loans are privately negotiated between a corporate borrower and one or more financial institutions. The Portfolio acquires interests in loans directly (by way of assignment from the selling institution) or indirectly (by way of the purchase of a participation interest from the selling institution. Purchasers of loans depend primarily upon the creditworthiness of the borrower for payment of interest and repayment of principal. If scheduled interest or principal payments are not made, the value of the instrument may be adversely affected. Interests in loans are also subject to additional liquidity risks. Loans are not generally traded in organized exchange markets but are traded by banks and other institutional investors engaged in loan syndications. Consequently, the liquidity of a loan will depend on the liquidity of these trading markets at the time that the Portfolio sells the loan.

In assignments, the Portfolio will have no recourse against the selling institution, and the selling institution generally makes no representations about the underlying loan, the borrowers, the documentation or the collateral. In addition, the rights against the borrower that are acquired by the Portfolio may be more limited than those held by the assigning lender.

Mortgage-Related Securities — Mortgage-related securities are usually pass-through instruments that pay investors a share of all interest and principal payments from an underlying pool of fixed or adjustable rate mortgages. We may invest in mortgage-related securities issued and guaranteed by the U.S. Government or its agencies like the Federal National Mortgage Association (Fannie Maes) and the Government National Mortgage Association (Ginnie Maes) and debt securities issued (but not guaranteed) by the Federal Home Loan Mortgage Company (Freddie Macs). Private mortgage-related securities that are not guaranteed by U.S. Governmental entities generally have one or more types of credit enhancement to ensure timely receipt of payments and to protect against default.

Mortgage-related securities include collateralized mortgage obligations, multi-class pass through securities and stripped mortgage-backed securities. A collateralized mortgage-backed obligation (CMO) is a security backed by an underlying portfolio of mortgages or mortgage-backed securities that may be issued or guaranteed by entities such as banks, U.S. Governmental entities or broker-dealers. A multi-class pass-through security is an equity interest in a trust composed of underlying mortgage assets.

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Payments of principal and interest on the mortgage assets and any reinvestment income provide the money to pay debt service on the CMO or to make scheduled distributions on the multi-class pass-through security. A stripped mortgage-backed security (MBS strip) may be issued by U.S. Governmental entities or by private institutions. MBS strips take the pieces of a debt security (principal and interest) and break them apart. The resulting securities may be sold separately and may perform differently. MBS strips are highly sensitive to changes in prepayment and interest rates.

Options — A call option on stock is a short-term contract that gives the option purchaser or “holder” the right to acquire a particular equity security for a specified price at any time during a specified period. For this right, the option purchaser pays the option seller a certain amount of money or “premium” which is set before the option contract is entered into. The seller or “writer” of the option is obligated to deliver the particular security if the option purchaser exercises the option. A put option on stock is a similar contract. In a put option, the option purchaser has the right to sell a particular security to the option seller for a specified price at any time during a specified period. In exchange for this right, the option purchaser pays the option seller a premium. Options on debt securities are similar to stock options except that the option holder has the right to acquire or sell a debt security rather than an equity security. Options on stock indexes are similar to options on stocks, except that instead of giving the option holder the right to receive or sell a stock, it gives the holder the right to receive an amount of cash if the closing level of the stock index is greater than (in the case of a call) or less than (in the case of a put) the exercise price of the option. The amount of cash the holder will receive is determined by multiplying the difference between the index’s closing price and the option’s exercise price, expressed in dollars, by a specified “multiplier.” Unlike stock options, stock index options are always settled in cash, and gain or loss depends on price movements in the stock market generally (or a particular market segment, depending on the index) rather than the price movement of an individual stock.

Private Investments in Public Equity (PIPEs) — A PIPE is an equity security in a private placement that are issued by issuers who have outstanding, publicly-traded equity securities of the same class. Shares in PIPEs generally are not registered with the SEC until after a certain time period from the date the private sale is completed. This restricted period can last many months. Until the public registration process is completed, PIPEs are restricted as to resale and the Fund cannot freely trade the securities. Generally, such restrictions cause the PIPEs to be illiquid during this time. PIPEs may contain provisions that the issuer will pay specified financial penalties to the holder if the issuer does not publicly register the restricted equity securities within a specified period of time, but there is no assurance that the restricted equity securities will be publicly registered, or that the registration will remain in effect.

Real Estate Investment Trusts (REITs) — A REIT is a company that manages a portfolio of real estate to earn profits for its shareholders. Some REITs acquire equity interests in real estate and then receive income from rents and capital gains when the buildings are sold. Other REITs lend money to real estate developers and receive interest income from the mortgages. Some REITs invest in both types of interests.

Repurchase Agreements — In a repurchase transaction, the Portfolio agrees to purchase certain securities and the seller agrees to repurchase the same securities at an agreed upon price on a specified date. This creates a fixed return for the Portfolio.

Reverse Repurchase Agreements — In a reverse repurchase transaction, the Portfolio sells a security it owns and agrees to buy it back at a set price and date. During the period the security is held by the other party, the Portfolio may continue to receive principal and interest payments on the security.

Short Sales — In a short sale, we sell a security we do not own to take advantage of an anticipated decline in the stock’s price. The Portfolio borrows the stock for delivery and if it can buy the stock later at a lower price, a profit results.

Short Sales Against-the-Box — A short sale against the box involves selling a security that the Portfolio owns, or has the right to obtain without additional costs, for delivery at a specified date in the future. A Portfolio may make a short sale against the box to hedge against anticipated declines in the market price of a portfolio security. If the value of the security sold short increases instead, the Portfolio loses the opportunity to participate in the gain.

Swap Options — A swap option is a contract that gives a counterparty the right (but not the obligation) to enter into a swap agreement or to shorten, extend cancel or otherwise modify an existing swap agreement at some designated future time on specified terms. See also “Options” defined above.

Swaps — Swap agreements are two party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than one year. In a standard “swap” transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. Credit Default Swaps, Equity Swaps, Interest Rate Swaps and Total Return Swaps are four types of swap agreements.

Total Return Swaps — In a total return swap, payment (or receipt) of an index’s total return is exchanged for the receipt (or payment) of a floating interest rate. See also “Swaps” defined above.

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When-Issued and Delayed Delivery Securities — With when-issued or delayed delivery securities, the delivery and payment can take place a month or more after the date of the transaction. A Portfolio will make commitments for when-issued transactions only with the intention of actually acquiring the securities. A Portfolio’s custodian will maintain in a segregated account, liquid assets having a value equal to or greater than such commitments. If the Portfolio chooses to dispose of the right to acquire a when-issued security prior to its acquisition, it could, as with the disposition of any other security, incur a gain or loss.

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HOW THE FUND IS MANAGED

BOARD OF TRUSTEES

The Board of Trustees oversees the actions of the Investment Managers, the subadvisers and the Distributor and decides on general policies. The Board also oversees the Fund’s officers who conduct and supervise the daily business operations of the Fund.

INVESTMENT MANAGERS

AST Investment Services, Inc., (“AST”) One Corporate Drive, Shelton, Connecticut, has served as Investment Manager to the Fund since 1992, and serves as co-investment manager to all of the Portfolios of the Fund. AST serves as co-manager of the Fund along with Prudential Investments LLC (“PI”). PI is located at Gateway Center Three, 100 Mulberry Street, Newark, New Jersey, and also serves as investment manager to the investment companies that comprise the Prudential mutual funds.

The Fund’s Investment Management Agreements, on behalf of each Portfolio, with AST and PI (the Management Agreements), provide that the Investment Managers will furnish each applicable Portfolio with investment advice and administrative services subject to the supervision of the Board of Trustees and in conformity with the stated policies of the applicable Portfolio. The Investment Managers must also provide, or obtain and supervise, the executive, administrative, accounting, custody, transfer agent and shareholder servicing services that are deemed advisable by the Trustees.

The Investment Managers have engaged the subadvisers to conduct the investment programs of the Portfolios, including the purchase, retention and sale of portfolio securities. The Investment Managers are responsible for monitoring the activities of the subadvisers and reporting on such activities to the Trustees. The Fund has obtained an exemption from the Securities and Exchange Commission (the Commission) that permits the Investment Managers, subject to approval by the Board of Trustees of the Fund, to change subadvisers for a Portfolio and to enter into new subadvisory agreements, without obtaining shareholder approval of the changes. This exemption (which is similar to exemptions granted to other investment companies that are organized in a manner similar to the Trust) is intended to facilitate the efficient supervision and management of the Sub-advisors by the Investment Managers and the Trustees. As set forth above, PI also will conduct the investment program for a portion of the assets of the Advanced Strategies Portfolio.

Under normal conditions, the Investment Managers will determine the division of the assets of the Portfolios among the applicable subadvisers and PI. All daily cash inflows (that is, purchases and reinvested distributions) and outflows (that is, redemptions and expense items) will be divided among the subadvisers and PI as the Investment Managers deem appropriate. The Investment Managers may change the target allocation of assets among subadvisers, transfer assets between subadvisers, or change the allocation of cash inflows or cash outflows among subadvisers for any reason and at any time without notice. As a consequence, the Investment Managers may allocate assets or cash flows from a portfolio segment that has appreciated more to another portfolio segment.

Reallocations of assets among the subadvisers and PI may result in additional costs since sales of securities may result in higher portfolio turnover. Also, because the subadvisers and PI select portfolio securities independently, it is possible that a security held by a portfolio segment may also be held by another portfolio segment of the Portfolio or that certain subadvisers or PI may simultaneously favor the same industry. The Investment Managers will monitor the overall portfolio to ensure that any such overlaps do not create an unintended industry concentration. In addition, if a subadviser or PI buys a security as another subadviser or PI sells it, the net position of the Portfolio in the security may be approximately the same as it would have been with a single portfolio and no such sale and purchase, but the Portfolio will have incurred additional costs. The Investment Managers will consider these costs in determining the allocation of assets or cash flows. The Investment Managers will consider the timing of asset and cash flow reallocations based upon the best interests of each Portfolio and its shareholders.

A discussion regarding the basis for the Board’s approval of the Fund’s investment advisory agreements is available in the Fund’s semiannual report (for agreements approved during the six month period ended June 30) and in the Fund’s annual report (for agreements approved during the six month period ended December 31).

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INVESTMENT MANAGEMENT FEES

The following chart lists the total effective annualized investment management fees paid by each Portfolio of the Fund to ASISI during 2006:

Investment Management Fees Paid by the Portfolios

Portfolio	Total investment management fees as % of average net assets
AST Capital Growth Asset Allocation	.15
AST Balanced Asset Allocation	.15
AST Conservative Asset Allocation	.15
AST Preservation Asset Allocation	.15

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INVESTMENT SUBADVISERS

The Portfolios of the Fund each have one more or more investment subadvisers providing the day-to-day investment management of the Portfolio. PI provides for the day-to-day investment management of the five AST Dynamic Asset Allocation Portfolio. AST pays each investment subadviser a subadvisory fee out of the fee that AST receives from the Fund.

PORTFOLIO MANAGERS

Information about the portfolio managers responsible for the day-to-day management of the Fund’s Portfolios is set forth below.

In addition to the information set forth below, the Fund’s Statement of Additional Information (SAI) provides additional information about each Portfolio Manager’s compensation, other accounts managed by each Portfolio Manager, and each Portfolio Manager’s ownership of shares of the Fund’s Portfolios.

AST Dynamic Asset Allocation Portfolios

PI typically uses teams of portfolio managers and analysts to manage the Dynamic Asset Allocation Portfolios. The following portfolio managers share overall responsibility for coordinating the Portfolios’ activities, including determining appropriate asset allocations and Underlying Portfolio weights, reviewing overall Portfolio compositions for compliance with stated investment objectives and strategies, and monitoring cash flows.

Michael Lenarcic, PhD, is a portfolio manager for the Portfolios and has discretionary responsibility to implement the Portfolios’ investment strategies and to invest cash flows for the Portfolios. Dr. Lenarcic is a Managing Director of Quantitative Management Associates LLC (QMA). Previously, he was a Vice President at Wilshire Associates, a leading pension consulting firm, where he was head of the Asset Allocation Division. Earlier, Dr. Lenarcic was an assistant professor at Northeastern University where he taught Finance and Economics. He earned a BA in Business Administration from Kent State University, and holds an AM and PhD in Business Economics from Harvard University.

Ted Lockwood is a portfolio manager for the Portfolios and a Managing Director of QMA. Previously, Mr. Lockwood was with ATT and a member of the technical staff at ATT Bell Laboratories. Mr. Lockwood graduated summa cum laude with a BE in Engineering from Stony Brook University and received an MS in Engineering and an MBA in Finance from Columbia University.

James G. Russell, CIMA, CFA, is a portfolio manager for the Portfolios and has overall responsibility for PI’s investment research efforts. Prior to joining PI in 2000, Mr. Russell managed the asset management and asset allocation businesses at Diversified Investment Advisors, a $60 billion institutional asset management firm, and managed a division of Evaluation Associates Incorporated, a national investment management consulting organization. He is a graduate of Colgate University.

Marcus Perl, is a portfolio manager for the Portfolios and a Vice President of PI. He focuses on the quantitative modelling of asset allocation strategies, financial market research, and the formulation of investment strategy. Prior to joining Prudential in October 2000, Mr. Perl was Vice President at FX Concepts where he was responsible for market risk modelling, performance analytics, and statistical research. He also worked as an Associate at Wilshire Associates. Mr. Perl holds an MA in Finance from the Warsaw School of Economics, an MA in Econometrics from California State University Long Beach, and an MA in Economics from the University of Southern California.

Edward L. Campbell, CFA, is a portfolio manager for the Portfolios and a Senior Associate at PI. He focuses on global macroeconomic and financial market research and the formulation of investment strategy. Prior to rejoining Prudential in August 2003, Mr. Campbell spent three years with Trilogy Advisors LLC, a $5 billion asset management firm. He also previously worked as a senior investment manager research analyst with Prudential Securities and PI. Mr. Campbell is a member of the New York Society of Securities Analysts and the CFA Institute. He received a BS in Economics and International Business from The City University of New York and holds the Chartered Financial Analyst designation.

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HOW TO BUY AND SELL SHARES OF THE PORTFOLIOS

PURCHASING SHARES OF THE PORTFOLIOS

The way to invest in the Portfolios is through certain variable life insurance and variable annuity contracts. Together with this prospectus, you should have received a prospectus for such a Contract. You should refer to that prospectus for further information on investing in the Portfolios.

Shares are redeemed for cash within seven days of receipt of a proper notice of redemption or sooner if required by law. There is no redemption charge. We may suspend the right to redeem shares or receive payment when the New York Stock Exchange (NYSE) is closed (other than weekends or holidays), when trading on the NYSE is restricted, or as permitted by the SEC.

FREQUENT PURCHASES OR REDEMPTIONS OF PORTFOLIO SHARES

The Fund is part of the group of investment companies advised by PI that seeks to prevent patterns of frequent purchases and redemptions of shares by its investors (the “PI funds”). Each Asset Allocation Portfolio discussed in this prospectus, which invests primarily in one or more Underlying Portfolios, may as a result own a significant portion of the shares of one or more Underlying Portfolios. To the extent shares of the Underlying Portfolios are held by the Asset Allocation Portfolios, the Underlying Portfolios’ policies and procedures designed to discourage or prevent frequent trading by investors are enforced by the Asset Allocation Funds rather than by the Underlying Portfolios. Transactions by the Asset Allocation Portfolios may be disruptive to the management of an Underlying Portfolio. For example, in order to handle large flows of cash in and out of an Asset Allocation Portfolio, the Investment Managers may need to allocate more assets to cash or other short-term investments or redeem shares of an Underlying Portfolio. Purchases and sales of shares of the Underlying Portfolios by an Asset Allocation Portfolio in furtherance of an Asset Allocation Portfolio’s investment objective are not considered to be frequent or short-term trading.

Frequent purchases and redemptions may adversely affect performance and the interests of long-term investors. When an investor engages in frequent or short-term trading, the PI funds may have to sell portfolio securities to have the cash necessary to pay the redemption amounts. This can happen when it is not advantageous to sell any securities, so the PI funds’ performance may be hurt. When large dollar amounts are involved, frequent trading can also make it difficult to use long-term investment strategies because the PI funds cannot predict how much cash they will have to invest. In addition, if a PI fund is forced to liquidate investments due to short-term trading activity, it may incur increased brokerage and tax costs.

Similarly, the PI funds may bear increased administrative costs as a result of the asset level and investment volatility that accompanies patterns of short-term trading. Moreover, frequent or short-term trading by certain investors may cause dilution in the value of PI fund shares held by other investors. PI funds that invest in foreign securities may be particularly susceptible to frequent trading, because time zone differences among international stock markets can allow an investor engaging in short-term trading to exploit fund share prices that may be based on closing prices of foreign securities established some time before the fund calculates its own share price. PI funds that invest in certain fixed income securities, such as high-yield bonds or certain asset-backed securities, may also constitute effective vehicles for an investor’s frequent trading strategies.

The Boards of Directors of the PI funds, including the Fund, have adopted policies and procedures designed to discourage or prevent frequent trading by investors. The policies and procedures for the Fund are limited, however, because Prudential and other insurance companies maintain the individual contract owner accounts for investors in the Fund’s Portfolios. In particular, each insurance company submits to the Fund transfer agent aggregate orders combining the transactions of many investors, and therefore the Fund and its transfer agent cannot monitor investments by individual investors. The policies and procedures require the Fund to communicate in writing to each investing insurance company that the Fund expects the insurance company to impose restrictions on transfers by contract owners. In addition, the Fund receives reports on the trading restrictions imposed by Prudential and its affiliates on variable contract owners investing in the Portfolios, and the Fund monitors the aggregate cash flows received from unaffiliated insurance companies. The Fund also employs fair value pricing procedures to deter frequent trading. Finally, the Fund and its transfer agent reserve the right to reject all or a portion of a purchase order from an investing insurance company. If a purchase order is rejected, the purchase amount will be returned to the insurance company.

Investors seeking to engage in frequent trading activities may use a variety of strategies to avoid detection and, despite the efforts of the Fund and the insurance companies to prevent such trading, there is no guarantee that the Fund or the insurance companies will be able to identify these investors or curtail their trading practices. Therefore, some Fund investors may be able to engage in frequent trading, and, if they do, the other Fund investors would bear any harm caused by that frequent trading. The Fund does not have any arrangements intended to permit trading in contravention of the policies described above.

Each Asset Allocation Portfolio discussed in this prospectus, which invests primarily in one or more Underlying Portfolios, may, as a

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result, own a significant portion of the shares of one or more Underlying Portfolios. To the extent shares of the Underlying Portfolios are held by the Asset Allocation Portfolios, the Underlying Portfolios’ policies and procedures designed to discourage or prevent frequent trading by investors are enforced by the Asset Allocation Portfolios rather than by the Underlying Portfolios. Transactions by the Asset Allocation Portfolios may be disruptive to the management of an Underlying Portfolio. For example, in order to handle large flows of cash in and out of an Asset Allocation Portfolio, the Managers may need to allocate more assets to cash or other short-term investments or redeem shares of an Underlying Portfolio. Reallocations in the Underlying Portfolios by an Asset Allocation Portfolio in furtherance of an Asset Allocation Portfolios’ investment objective are not considered to be frequent or short-term trading.

For information about the trading limitations applicable to you, please see the prospectus for your variable contract or contact your insurance company.

NET ASSET VALUE

Any purchase or sale of Portfolio shares is made at the net asset value, or NAV, of such shares. The price at which a purchase or redemption is made is based on the next calculation of the NAV after the order is received in good order. The NAV of each share class of each Portfolio is determined on each day the NYSE is open for trading as of the close of the exchange’s regular trading session (which is generally 4:00 p.m. New York time). The NYSE is closed on most national holidays and Good Friday. The Fund does not price, and shareholders will not be able to purchase or redeem, the Fund’s shares on days when the NYSE is closed but the primary markets for the Fund’s foreign securities are open, even though the value of these securities may have changed. Conversely, the Fund will ordinarily price its shares, and shareholders may purchase and redeem shares, on days that the NYSE is open but foreign securities markets are closed.

The securities held by each of the Fund’s portfolios are valued based upon market quotations or, if not readily available, at fair value as determined in good faith under procedures established by the Fund’s Board of Trustees. The Fund may use fair value pricing if it determines that a market quotation is not reliable based, among other things, on market conditions that occur after the quotation is derived or after the closing of the primary market on which the security is traded, but before the time that the NAV is determined. This use of fair value pricing most commonly occurs with securities that are primarily traded outside of the U.S., because such securities present time-zone arbitrage opportunities when events or conditions affecting the prices of specific securities or the prices of securities traded in such markets generally occur after the close of the foreign markets but prior to the time that a Portfolio determines its NAV.

The Fund may also use fair value pricing with respect to U.S. traded securities if, for example, trading in a particular security is halted and does not resume before a Portfolio calculates its NAV or the exchange on which a security is traded closes early. In addition, fair value pricing is used for securities where the pricing agent or principal market maker does not provide a valuation or methodology or provides a valuation or methodology that, in the judgment of the Manager (or Subadviser) does not represent fair value. Different valuation methods may result in differing values for the same security. The fair value of a portfolio security that a Portfolio uses to determine its NAV may differ from the security’s published or quoted price. If a Portfolio needs to implement fair value pricing after the NAV publishing deadline but before shares of the Portfolio are processed, the NAV you receive or pay may differ from the published NAV price. For purposes of computing the Fund’s NAV, we will value the Fund’s futures contracts 15 minutes after the close of regular trading on the NYSE. Except when we fair value securities, we normally value each foreign security held by the Fund as of the close of the security’s primary market.

Fair value pricing procedures are designed to result in prices for a Portfolio’s securities and its NAV that are reasonable in light of the circumstances which make or have made market quotations unavailable or unreliable, and to reduce arbitrage opportunities available to short-term traders. There is no assurance, however, that fair value pricing will more accurately reflect the market value of a security than the market price of such security on that day or that it will prevent dilution of a Portfolio’s NAV by short-term traders.

The NAV for each of the Portfolios other than the Money Market Portfolio is determined by a simple calculation. It’s the total value of a Portfolio (assets minus liabilities) divided by the total number of shares outstanding. The NAV for the Money Market Portfolio will ordinarily remain at $1 per share. (The price of each share remains the same but you will have more shares when dividends are declared.)

To determine a Portfolio’s NAV, its holdings are valued as follows:

Equity Securities for which the primary market is on an exchange (whether domestic or foreign) shall be valued at the last sale price on such exchange or market on the day of valuation or, if there was no sale on such day, at the mean between the last bid and asked prices on such day or at the last bid price on such day in the absence of an asked price. Securities included within the NASDAQ market shall be valued at the NASDAQ official closing price (NOCP) on the day of valuation, or if there was no NOCP issued, at the last sale price on such day. Securities included within the NASDAQ market for which there is no NOCP and no last sale price on the

29

day of valuation shall be valued at the mean between the last bid and asked prices on such day or at the last bid price on such day in the absence of an asked price. Equity securities that are not sold on an exchange or NASDAQ are generally valued by an independent pricing agent or principal market maker.

A Portfolio may own securities that are primarily listed on foreign exchanges that trade on weekends or other days when the Portfolios do not price their shares. Therefore, the value of a Portfolio’s assets may change on days when shareholders cannot purchase or redeem Portfolio shares.

All short-term debt securities held by the Money Market Portfolio are valued at amortized cost. The amortized cost valuation method is widely used by mutual funds. It means that the security is valued initially at its purchase price and then decreases in value by equal amounts each day until the security matures. It almost always results in a value that is extremely close to the actual market value. The Fund’s Board of Trustees has established procedures to monitor whether any material deviation between valuation and market value occurs and if so, will promptly consider what action, if any, should be taken to prevent unfair results to Contract owners.

For each Portfolio other than the Money Market Portfolio, short-term debt securities, including bonds, notes, debentures and other debt securities, and money market instruments such as certificates of deposit, commercial paper, bankers’ acceptances and obligations of domestic and foreign banks, with remaining maturities of more than 60 days, for which market quotations are readily available, are valued by an independent pricing agent or principal market maker (if available, otherwise a primary market dealer).

Short-term debt securities with remaining maturities of 60 days or less are valued at cost with interest accrued or discount amortized to the date of maturity, unless such valuation, in the judgment of PI or a subadviser, does not represent fair value.

Convertible debt securities that are traded in the over-the-counter market, including listed convertible debt securities for which the primary market is believed by PI or a subadviser to be over-the-counter, are valued at the mean between the last bid and asked prices provided by a principal market maker (if available, otherwise a primary market dealer).

Other debt securities — those that are not valued on an amortized cost basis — are valued using an independent pricing service.

Options on stock and stock indexes that are traded on a national securities exchange are valued at the last sale price on such exchange on the day of valuation or, if there was no such sale on such day, at the mean between the most recently quoted bid and asked prices on such exchange.

Futures contracts and options on futures contracts are valued at the last sale price at the close of the commodities exchange or board of trade on which they are traded. If there has been no sale that day, the securities will be valued at the mean between the most recently quoted bid and asked prices on that exchange or board of trade.

Forward currency exchange contracts are valued at the cost of covering or offsetting such contracts calculated on the day of valuation. Securities which are valued in accordance herewith in a currency other than U.S. dollars shall be converted to U.S. dollar equivalents at a rate obtained from a recognized bank, dealer or independent service on the day of valuation.

Over-the-counter (OTC) options are valued at the mean between bid and asked prices provided by a dealer (which may be the counterparty). A subadviser will monitor the market prices of the securities underlying the OTC options with a view to determining the necessity of obtaining additional bid and ask quotations from other dealers to assess the validity of the prices received from the primary pricing dealer.

DISTRIBUTOR

The Trust currently sells its shares only to insurance company separate accounts to fund variable annuity and variable life insurance contracts. The Trust has no principal underwriter or distributor.

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OTHER INFORMATION

FEDERAL INCOME TAXES

Each Portfolio currently intends to be treated as a partnership for federal income tax purposes. As a result, each Portfolio’s income, gains, losses, deductions, and credits will be “passed through” pro rata directly to the participating insurance companies and retain the same character for federal income tax purposes. Distributions may be made to the various separate accounts of the Participating Insurance Companies in the form of additional shares (not in cash).

Holders of variable annuity contracts or variable life insurance policies should consult the prospectuses of their respective contracts or policies for information on the federal income tax consequences to such holders. In addition, variable contract owners may wish to consult with their own tax advisors as to the tax consequences of investments in the Fund, including the application of state and local taxes.

MONITORING FOR POSSIBLE CONFLICTS

The Fund sells its shares to fund variable life insurance contracts and variable annuity contracts and is authorized to offer its shares to qualified retirement plans. Because of differences in tax treatment and other considerations, it is possible that the interest of variable life insurance contract owners, variable annuity contract owners and participants in qualified retirement plans could conflict. The Fund will monitor the situation and in the event that a material conflict did develop, the Fund would determine what action, if any, to take in response.

DISCLOSURE OF PORTFOLIO HOLDINGS

A description of the Fund’s policies and procedures with respect to the disclosure of each Portfolio’s portfolio securities is described in the Fund’s SAI and on the Fund’s website.

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FINANCIAL HIGHLIGHTS

INTRODUCTION

The financial highlights which follow will help you evaluate the financial performance of each Portfolio available under your Contract. The total return in each chart represents the rate that a shareholder earned on an investment in that share class of the Portfolio, assuming reinvestment of all dividends and other distributions. The charts do not reflect any charges under any variable contract. Because Contract Charges are not included, the actual return that you will receive will be lower than the total return in each chart.

The financial highlights for the years ended December 31, 2006, 2005 and 2004 were part of the financial statements audited by KPMG LLP, the Fund’s independent registered public accounting firm, whose reports on these financial statements were unqualified. The financial highlights for the periods presented through December 31, 2003 were part of financial statements audited by another independent registered public accounting firm whose reports on those financial statements were unqualified.

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	AST Capital Growth Asset Allocation
	Year Ended December 31, 2006	December 5, 2005(e) through December 31, 2005
Per Share Operating Performance:
Net Asset Value, beginning of period	$10.02	$10.00

Income (Loss) From Investment Operations:
Net investment income (loss)	0.04	—	(d)
Net realized and unrealized gain on investments	1.30	0.02

Total from investment operations	1.34	0.02

Net Asset Value, end of period	$11.36	$10.02

Total Investment Return(a)	13.37%	0.20%
Ratios/Supplemental Data:
Net assets, end of period (in millions)	$3,805.6	$245.9
Ratios to average net assets:
Expenses After Advisory Fee Waiver and Expense Reimbursement	0.17%	0.20	%(c)
Expenses Before Advisory Fee Waiver and Expense Reimbursement	0.17%	0.54	%(c)
Net investment income (loss)	0.57%	(0.20	)%(c)
Portfolio turnover rate	21%	1	%(b)

(a)	Total investment return is calculated assuming a purchase of shares on the first day and a sale on the last day of each period reported, reflecting adjustments to conform to generally accepted accounting principles, and includes reinvestment of dividends and distributions and does not reflect the effect of insurance contract charges. Total return does not reflect expenses associated with the separate account such as administrative fees, account charges and surrender charges which, if reflected, would reduce the total returns for all periods shown. Performance figures may reflect voluntary fee waivers and/or expense reimbursements. In the absence of voluntary fee waivers and/or expense reimbursements, the total return would be lower. Past performance is no guarantee of future results. Total returns for periods of less than one full year are not annualized.
(b)	Not annualized.
(c)	Annualized.
(d)	Less than $0.005.
(e)	Commencement of operations.

	AST Balanced Asset Allocation
	Year Ended December 31, 2006(f)	December 5, 2005(e) through December 31, 2005
Per Share Operating Performance:
Net Asset Value, beginning of period	$10.04	$10.00

Income (Loss) From Investment Operations:
Net investment income (loss)	0.09	—	(d)
Net realized and unrealized gain on investments	1.05	0.04

Total from investment operations	1.14	0.04

Net Asset Value, end of period	$11.18	$10.04

Total Investment Return(a)	11.35%	0.40%
Ratios/Supplemental Data: Net assets, end of period (in millions)	$3,005.3	$216.3
Ratios to average net assets:
Expenses After Advisory Fee Waiver and Expense Reimbursement	0.17%	0.20	%(c)
Expenses Before Advisory Fee Waiver and Expense Reimbursement	0.17%	0.58	%(c)
Net investment income (loss)	0.85%	(0.20	)%(c)
Portfolio turnover rate	22%	2	%(b)

(a)	Total investment return is calculated assuming a purchase of shares on the first day and a sale on the last day of each period reported, reflecting adjustments to conform to generally accepted accounting principles, and includes reinvestment of dividends and distributions and does not reflect the effect of insurance contract charges. Total return does not reflect expenses associated with the separate account such as administrative fees, account charges and surrender charges which, if reflected, would reduce the total returns for all periods shown. Performance figures may reflect voluntary fee waivers and/or expense reimbursements. In the absence of voluntary fee waivers and/or expense reimbursements, the total return would be lower. Past performance is no guarantee of future results. Total returns for periods of less than one full year are not annualized.
(b)	Not annualized.
(c)	Annualized.
(d)	Less than $0.005.
(e)	Commencement of operations.
(f)	Calculated based on weighted average shares outstanding during the period.

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	AST Conservative Asset Allocation
	Year Ended December 31, 2006(f)	December 5, 2005(e) through December 31, 2005
Per Share Operating Performance:
Net Asset Value, beginning of period	$10.04	$10.00

Income (Loss) From Investment Operations:
Net investment income (loss)	0.09	—	(d)
Net realized and unrealized gain on investments	0.95	0.04

Total from investment operations	1.04	0.04

Net Asset Value, end of period	$11.08	$10.04

Total Investment Return(a)	10.36%	0.40%
Ratios/Supplemental Data:
Net assets, end of period (in millions)	$785.2	$51.7
Ratios to average net assests:
Expenses After Advisory Fee Waiver and Expense Reimbursement	0.19%	0.20	%(c)
Expenses Before Advisory Fee Waiver and Expense Reimbursement	0.19%	2.02	%(c)
Net investment income (loss)	0.90%	(0.20	)%(c)
Portfolio turnover rate	32%	2	%(b)

(a)	Total investment return is calculated assuming a purchase of shares on the first day and a sale on the last day of each period reported, reflecting adjustments to conform to generally accepted accounting principles, and includes reinvestment of dividends and distributions and does not reflect the effect of insurance contract charges. Total return does not reflect expenses associated with the separate account such as administrative fees, account charges and surrender charges which, if reflected, would reduce the total returns for all periods shown. Performance figures may reflect voluntary fee waivers and/or expense reimbursements. In the absence of voluntary fee waivers and/or expense reimbursements, the total return would be lower. Past performance is no guarantee of future results. Total returns for periods of less than one full year are not annualized.
(b)	Not annualized.
(c)	Annualized.
(d)	Less than $0.005.
(e)	Commencement of operations.
(f)	Calculated based on weighted average shares outstanding during the period.

	AST Preservation Asset Allocation
	Year Ended December 31, 2006(f)	December 5, 2005(e) through December 31, 2005
Per Share Operating Performance:
Net Asset Value, beginning of period	$10.06	$10.00

Income (Loss) From Investment Operations:
Net investment income (loss)	0.10	—	(d)
Net realized and unrealized gain (loss) on investments	0.68	0.06

Total from investment operations	0.78	0.06

Net Asset Value, end of period	$10.84	$10.06

Total Investment Return(a)	7.75%	0.60%
Ratios/Supplemental Data:
Net assets, end of period (in millions)	$309.4	$13.7
Ratios to average net assets:
Expenses After Advisory Fee Waiver and Expense Reimbursement	0.20%	0.20	%(c)
Expenses Before Advisory Fee Waiver and Expense Reimbursement	0.23%	6.28	%(c)
Net investment income (loss)	0.92%	(0.19	)%(c)
Portfolio turnover rate	70%	6	%(b)

(a)	Total investment return is calculated assuming a purchase of shares on the first day and a sale on the last day of each period reported, reflecting adjustments to conform to generally accepted accounting principles, and includes reinvestment of dividends and distributions and does not reflect the effect of insurance contract charges. Total return does not reflect expenses associated with the separate account such as administrative fees, account charges and surrender charges which, if reflected, would reduce the total returns for all periods shown. Performance figures may reflect voluntary fee waivers and/or expense reimbursements. In the absence of voluntary fee waivers and/or expense reimbursements, the total return would be lower. Past performance is no guarantee of future results. Total returns for periods of less than one full year are not annualized.
(b)	Not annualized.
(c)	Annualized.
(d)	Less than $0.005.
(e)	Commencement of operations.
(f)	Calculated based on weighted average shares outstanding during the period.

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Notes

35

Notes

36

Notes

37

Notes

38

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INVESTOR INFORMATION SERVICES:

Shareholder inquiries should be made by calling (800) 778-2255 or by writing to Advanced Series Trust at Gateway Center Three, 100 Mulberry Street, Newark, New Jersey 07102. Additional information about the Portfolios is included in a Statement of Additional Information, which is incorporated by reference into this Prospectus. Additional information about the Portfolios’ investments is available in the annual and semi-annual reports to holders of variable annuity contracts and variable life insurance policies. In the annual reports, you will find a discussion of the market conditions and investment strategies that significantly affected each Portfolio’s performance during its last fiscal year. The Statement of Additional Information and additional copies of annual and semi-annual reports are available without charge by calling the above number. The Statement of Additional Information and the annual and semiannual reports are also available without charge on the Fund’s website at www.prudential.com.

Delivery of Prospectus and Other Documents to Households. To lower costs and eliminate duplicate documents sent to your address, the Fund, in accordance with applicable laws and regulations, may begin mailing only one copy of the Fund’s prospectus, prospectus supplements, annual and semi-annual reports, proxy statements and information statements, or any other required documents to your address even if more than one shareholder lives there. If you have previously consented to have any of these documents delivered to multiple investors at a shared address, as required by law, and you wish to revoke this consent or would otherwise prefer to continue to receive your own copy, you should call the number above, or write to the Fund at the above address. The Fund will begin sending individual copies to you within thirty days of revocation.

The information in the Fund’s filings with the Securities and Exchange Commission (including the Statement of Additional Information) is available from the Commission. Copies of this information may be obtained, upon payment of duplicating fees, by electronic request to publicinfo@sec.gov or by writing the Public Reference Section of the Commission, Washington, DC 20549-0102. The information can also be reviewed and copied at the Commission’s Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling the Commission at 1 -202-942-8090. Finally, information about the Fund is available on the EDGAR database on the Commission’s internet site at www.sec.gov.

Investment Company File Act No. 811 -05186

STATEMENT OF ADDITIONAL INFORMATION: May 1, 2007

PRIAC VARIABLE CONTRACT ACCOUNT A

PRUDENTIAL RETIREMENT SECURITY ANNUITY CONTRACTS

The Prudential Retirement Security Annuity (the “Contract”) is a flexible premium deferred contract issued by Prudential Retirement Insurance and Annuity Company (“PRIAC”), a stock life insurance company that is a wholly-owned subsidiary of The Prudential Insurance Company of America (“Prudential Insurance”). The Contract is funded through the PRIAC Variable Contract Account A (the “Account”). The Contract is purchased by making an initial purchase payment of $20,000 or more. With some restrictions, you can make additional purchase payments by means other than electronic fund transfer of no less than $50.00 at any time during the accumulation phase. We currently waive this minimum purchase amount.

This statement of additional information is not a prospectus and should be read in conjunction with the Prudential Retirement Security Annuity prospectus, dated May 1, 2007. To obtain a copy of the prospectus, without charge, you can write to the Prudential Retirement Service Center, 30 Scranton Office Park, Scranton, PA 18507-1789, or contact us by telephone at (877) 778-2100.

Prudential Retirement Insurance and Annuity Company	Prudential Retirement Service Center
280 Trumbull Street	30 Scranton Office Park
Hartford, CT 06103-3509	Scranton, PA 18507-1789

Telephone: (860) 534-2000	Telephone: (877) 778-2100

Prudential IncomeFlex (SM) is a service mark of The Prudential Insurance Company of America.

COMPANY

PRIAC is a stock life insurance company incorporated under the laws of Connecticut in 1981. It is authorized to do business in the District of Columbia and all states. The Company issues group and individual annuities and other insurance contracts. The Company was formerly a subsidiary of Connecticut General Life Insurance Company, which is an indirect, wholly-owned subsidiary of CIGNA Corporation, Philadelphia, Pennsylvania. On April 1, 2004, the Company was acquired by The Prudential Insurance Company of America, a New Jersey corporation (“Prudential Insurance”). The Company is a wholly-owned subsidiary of Prudential Insurance, which in turn is an indirect wholly-owned subsidiary of Prudential Financial, Inc., Newark, New Jersey, an insurance holding company. As PRIAC’s ultimate parent, Prudential Financial exercises significant influence over the operations and capital structure of PRIAC and Prudential Insurance. However, neither Prudential Financial, Prudential Insurance, nor any other related company has any legal responsibility to pay amounts that PRIAC may owe under the contract.

EXPERTS

The financial statements of PRIAC as of December 31, 2006 and 2005 and for the years ended December 31, 2006 and December 31, 2005, the nine months ended December 31, 2004 and the three months ended March 31, 2004 included in this Statement of Additional Information have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers LLP’s principal business address is 100 Pearl Street, Hartford, Connecticut 06103.

PRINCIPAL UNDERWRITER

Prudential Investment Management Services LLC (“PIMS”), an indirect wholly-owned subsidiary of Prudential Financial, Inc., offers the contract on a continuous basis through corporate office and regional home office associated persons in those states in which contracts may be lawfully sold. It may also offer the contract through licensed insurance brokers and agents, or through appropriately registered affiliates of Prudential, provided clearances to do so are obtained in any jurisdiction where such clearances may be necessary.

During 2006, 2005 and 2004 the contract was not available and therefore no payments were made to PIMS for services as principal underwriter.

PRIAC may pay commissions to broker/dealers that sell the contract according to one or more schedules, and also may pay non-cash compensation. In addition, PRIAC may pay trail commissions to registered representatives who maintain an ongoing relationship with a contract owner. Typically, a trail commission is compensation that is paid periodically to a representative, the amount of which is linked to the value of the contract and the amount of time that the contract has been in effect.

PAYMENTS MADE TO PROMOTE SALE OF OUR PRODUCTS

In an effort to promote the sale of our products (which may include the placement of PRIAC or PIMS on a preferred or recommended company or product list and/or access to the firm’s registered representatives), we or PIMS may enter into compensation arrangements with certain broker/dealer firms with respect to certain or all registered representatives of such firms under which such firms may receive separate compensation or reimbursement for, among other things, training of sales personnel and/or marketing, administrative services and/or other services they provide. These services may include, but are not limited to: educating customers of the firm on each contract’s features; conducting due diligence and analysis, providing office access, operations and systems support; holding seminars intended to educate the firm’s registered representatives and make them more knowledgeable about the Contract; providing a dedicated marketing coordinator; providing priority sales desk support; and providing expedited marketing compliance approval. We or PIMS also may compensate third-party vendors, for services that such vendors render to broker-dealer firms. To the extent permitted by the NASD rules and other applicable laws and regulations, PIMS may pay or allow other promotional incentives or payments in the forms of cash or non-cash compensation. These arrangements may not be offered to all firms and the terms of such arrangements may differ between firms.

The list below identifies three general types of payments that PIMS may pay which are broadly defined as follows:

•

Percentage Payments based upon “Assets under Management” or “AUM”: This type of payment is a percentage payment that is based upon the total amount held in all PRIAC products that were sold through the firm (or its affiliated broker-dealers).

•

Percentage Payments based upon sales: This type of payment is a percentage payment that is based upon the total amount of money received as purchase payments under PRIAC annuity products sold through the firm (or its affiliated broker-dealers).

•

Fixed Payments: These types of payments are made directly to or in sponsorship of the firm (or its affiliated broker-dealers). Examples of arrangements under which such payments may be made currently include, but are not limited to: sponsorships, conferences (national, regional and top producer), speaker fees, promotional items and reimbursements to firms for marketing activities or services paid by the firms and/or their individual representatives. The amount of these payments varies widely because some payments may encompass only a single event, such as a conference, and others have a much broader scope. In addition, we may make payments upon the initiation of a relationship for systems, operational and other support.

ALLOCATION OF INITIAL PURCHASE PAYMENT

As discussed in the prospectus, we generally will credit the initial purchase payment to your contract within two business days from the day on which we receive your payment at the Prudential Retirement Service Center. However, we may employ a different procedure than this if your contract purchase is in the form of several amounts originating from different sources. Specifically, if the first of such sums that we receive amounts to less than the minimum initial purchase payment, but you have indicated that other sums are forthcoming that, when aggregated, will equal or exceed the minimum, then with your consent we will hold such amount in our general account, without interest, for up to 30 days pending receipt of such additional sums and other required documentation. When we receive the minimum initial purchase payment and any other “good order” information that we need, we will thereafter allocate your purchase payment in the manner that you have specified.

2

DETERMINATION OF ACCUMULATION UNIT VALUES

The value for each accumulation unit is computed as of the end of each business day. On any given business day the value of a unit in each sub-account will be determined by multiplying the value of a unit of that sub-account for the preceding business day by the net change factor for that sub-account for the current business day. The net change factor for any business day is determined by dividing the value of the assets of the sub-account for that day by the value of the assets of the sub-account for the preceding business day (ignoring, for this purpose, changes resulting from new purchase payments and withdrawals), and adjusting the result for the daily equivalent of the annual charge for all insurance and administrative expenses. (See “What Are The Expenses Associated With the Prudential Retirement Security Annuity Contract?” and “Calculating Contract Value” in the prospectus.) The value of the assets of a sub-account is determined by multiplying the number of shares of the Advanced Series Trust (“AST”) or other funds held by that sub-account by the net asset value of each share and adding the value of dividends declared by AST or other fund but not yet paid.

As we have indicated in the prospectus, Prudential Retirement Security Annuity is a contract that allows you to select or decline benefit options that carry specific asset-based charges. We maintain a unique unit value corresponding to each such contract feature.

FEDERAL TAX STATUS

Other Tax Rules

1. Diversification

The Internal Revenue Code provides that the underlying investments for the variable investment options must satisfy certain diversification requirements. Each Portfolio is required to diversify its investments each quarter so that no more than 55% of the value of its assets is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. Generally, securities of a single issuer are treated as one investment and obligations of each U.S. Government agency and instrumentality (such as the Government National Mortgage Association) are treated as issued by separate issuers. In addition, any security issued, guaranteed or insured (to the extent so guaranteed or insured) by the United States or an instrumentality of the U.S. will be treated as a security issued by the U.S. Government or its instrumentality, whichever is applicable. We believe the portfolios underlying the variable investment options for the Contract meet these diversification requirements.

2. Investor Control

Treasury Department regulations do not provide guidance concerning the extent to which you may direct your investment in the particular investment options without causing you, instead of us, to be considered the owner of the underlying assets. Because of this uncertainty, or in response to other changes in tax laws or regulations, we reserve the right to make such changes as we deem necessary to assure that the Contract qualifies as an annuity for tax purposes. Any such changes will apply uniformly to affected owners and will be made with such notice to affected owners as is feasible under the circumstances.

3. Entity Owners

Where a contract is held by a non-natural person (e.g., a corporation), other than as an agent or nominee for a natural person (or in other limited circumstances), the contract will not be taxed as an annuity and increases in the value of the contract over its cost basis will be subject to tax annually.

4. Generation-Skipping Transfers

If you transfer your Contract to a person two or more generations younger than you (such as a grandchild or grandniece) or to a person that is more than 37 1/2 years younger than you, there may be generation-skipping transfer tax consequences.

FINANCIAL STATEMENTS

The financial statements for Prudential Retirement Insurance and Annuity Company included herein should be distinguished from the financial statements of the Account, and should be considered only as bearing upon the ability of PRIAC to meet its obligations under the Contract.

3

The separate account had not commenced operations or engaged in any financial transactions as of December 31, 2006, and therefore separate account financial statements are not included in the Statement of Additional Information.

A-1

THE PRUDENTIAL RETIREMENT INSURANCE

AND ANNUITY COMPANY

    Financial Statements and

    Report of Independent Auditors

    December 31, 2006 and 2005

THE PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Statements of Financial Position

December 31, 2006 and 2005 (in thousands)

	2006	2005
ASSETS
Fixed maturities, available for sale, at fair value (amortized cost: 2006—$2,798,937; 2005—$1,226,929)	$2,816,244	$1,212,428
Trading account assets supporting insurance liabilities, at fair value	13,114,452	12,759,541
Equity securities, available for sale, at fair value (cost: 2006—$77,830; 2005—$81,476)	77,494	77,304
Commercial loans	3,876,702	3,990,885
Other long-term investments	103,468	144,522
Short-term investments and other	56,541	37,931

Total investments	20,044,901	18,222,611

Cash and cash equivalents	10,858	12,177
Accrued investment income	184,377	164,563
Reinsurance recoverables	1,282,827	2,913,146
Deferred tax asset, net	135,518	205,014
Valuation of business acquired	295,767	301,638
Goodwill	424,427	424,427
Other assets	198,051	336,092
Separate account assets	38,045,857	33,121,711

TOTAL ASSETS	$60,622,583	$55,701,379

LIABILITIES AND STOCKHOLDER’S EQUITY

LIABILITIES
Future policy benefits	$1,590,060	$14,331
Policyholders’ account balances	16,978,843	16,849,600
Reinsurance payables	1,282,247	2,897,323
Securities sold under agreements to repurchase	—	130,291
Cash collateral for loaned securities	381,348	315,118
Other liabilities	257,859	407,323
Separate account liabilities	38,045,857	33,121,711

Total liabilities	58,536,214	53,735,697

STOCKHOLDER’S EQUITY
Common stock ($100 par value; 30,000 shares authorized and 25,000 shares issued and outstanding at December 31, 2006 and 2005)	2,500	2,500
Additional paid-in capital	1,820,014	1,918,307
Accumulated other comprehensive income (loss)	11,054	(12,098)
Retained earnings	252,801	56,973

Total stockholder’s equity	2,086,369	1,965,682

TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$60,622,583	$55,701,379

See Notes to Financial Statements

THE PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Statements of Operations

Years Ended December 31, 2006 and 2005, Nine months ended December 31, 2004, and Three months ended

March 31, 2004 (in thousands)

	Successor	Successor	Successor	Predecessor
	2006	2005	Nine months ended December 31, 2004	Three months ended March 31, 2004
REVENUES
Premiums	$245	$4,077	$2,491	$36
Policy charges and fee income	122,100	129,821	104,888	—
Net investment income	978,350	848,050	570,880	50
Realized investment gains (losses), net	(53,583)	(20,711)	(21,691)	—
Asset management fees	239,578	215,827	159,418	102
Investment losses on trading assets supporting insurance liabilities	(7,452)	(219,588)	(110,579)	—
Other income	47,207	69,065	38,029	—

Total revenues	1,326,445	1,026,541	743,436	188

BENEFITS AND EXPENSES
Interest credited to policyholders’ account balances	686,798	534,865	393,740	36
Policyholders’ benefits	67,932	4,548	3,479	—

Salaries and other employee expenses	153,335	119,489	85,467	—
Asset management fees	72,932	64,829	44,505	—
VOBA and other intangible amortization, net of interest	8,594	29,315	19,670	—
Other general and administrative expenses	143,264	187,401	131,702	109

Total general, administrative and other expenses	378,125	401,034	281,344	109

Total benefits and expenses	1,132,855	940,447	678,563	145

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	193,590	86,094	64,873	43

Income taxes:
Current	886	(25,600)	22,861	8
Deferred	23,177	31,232	365	—

Total income tax expense	24,063	5,632	23,226	8

INCOME FROM CONTINUING OPERATIONS	169,527	80,462	41,647	35

Income from discontinued operations, net of taxes	63,008	4,212	2,812	—

NET INCOME	$232,535	$84,674	$44,459	$35

See Notes to Financial Statements

THE PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Statements of Stockholder’s Equity

Years Ended December 31, 2006 and 2005, Nine months ended December 31, 2004, and Three months ended March 31, 2004 (in thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Accumulated Other Comprehensive Income (Loss)	Total Stockholder’s Equity
Balance, December 31, 2003 (Predecessor)	$2,500	$3,400	$3,713	$91	$9,704
Comprehensive income:
Net Income	—	—	35	—	35
Other comprehensive income (loss), net of tax:	—	—	—	—	—

Total comprehensive income					35

Balance, March 31, 2004 (Predecessor)	2,500	3,400	3,748	91	9,739

Acquisition purchase accounting adjustments	—	2,097,517	(3,748)	(91)	2,093,678

Balance, April 1, 2004 Opening balance sheet (Successor)	2,500	2,100,917	—	—	2,103,417
Capital contribution from parent	—	56,000	—	—	56,000
Return of capital to parent	—	(175,000)	—	—	(175,000)
Comprehensive income:
Net income	—	—	44,459	—	44,459
Other comprehensive income (loss), net of tax:
Change in net unrealized investment gains	—	—	—	3,134	3,134

Other comprehensive income					3,134

Total comprehensive income					47,593

Balance, December 31, 2004 (Successor)	2,500	1,981,917	44,459	3,134	2,032,010
Dividend to parent	—	—	(72,160)	—	(72,160)
Return of capital to parent	—	(63,610)	—	—	(63,610)
Comprehensive income:
Net income	—	—	84,674	—	84,674
Other comprehensive income (loss), net of tax:
Change in net unrealized investment gains	—	—	—	(15,232)	(15,232)

Other comprehensive loss					(15,232)

Total comprehensive income					69,442

Balance, December 31, 2005 (Successor)	2,500	1,918,307	56,973	(12,098)	1,965,682
Dividend to parent	—	—	(36,707)	—	(36,707)
Return of capital to parent	—	(98,293)	—	—	(98,293)
Comprehensive income:
Net income	—	—	232,535	—	232,535
Other comprehensive income (loss), net of tax:
Change in net unrealized investment gains	—	—	—	23,152	23,152

Other comprehensive income					23,152

Total comprehensive income					255,687

Balance, December 31, 2006 (Successor)	$2,500	$1,820,014	$252,801	$11,054	$2,086,369

See Notes to Financial Statements

THE PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Statements of Cash Flows

Years Ended December 31, 2006 and 2005, Nine months ended December 31, 2004, and Three months ended March 31, 2004 (in thousands)

	Successor	Successor	Successor	Predecessor
	2006	2005	Nine months ended December 31, 2004	Three months ended March 31, 2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$232,535	$84,674	$44,459	$35
Adjustments to reconcile net income to net cash provided by operating activities:
Realized investment losses, net	53,583	20,711	21,691	—
Policy charges and fee income	(107,272)	(151,416)	(87,019)	—
Interest credited to policyholders’ account balances	686,798	534,865	393,740	36
Depreciation and amortization, including premiums and discounts	60,602	110,389	97,590	—
Change in:
Deferred policy acquisition costs	(25,566)	(21,129)	(13,705)	—
Future policy benefits and other insurance liabilities	(80,147)	2,726	2,139	(116)
Trading account assets supporting insurance liabilities	(228,443)	(824,395)	(1,313,139)	—
Income taxes payable	—	(24,375)	24,314	61
Due to/from parent and affiliates	(41,095)	33,662	825	17
Other, net	(62,605)	(144,150)	442,058	(87)

Cash flows from (used in) operating activities	488,390	(378,438)	(387,047)	(54)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from the sale/maturity/prepayment of:
Fixed maturities, available for sale	684,416	1,241,749	155,446	315
Equity securities, available for sale	1,846	12,502	3,020	—
Commercial loans	1,019,465	1,280,856	966,263	—
Other long-term investments	204,209	33,738	292,465	—
Short-term investments	638,171	386,101	279,515	—
Payments for the purchase of:
Fixed maturities, available for sale	(918,432)	(1,226,749)	(284,763)	—
Equity securities, available for sale	(4,190)	—	(82,141)	—
Commercial loans	(641,965)	(613,613)	(389,155)	—
Other long-term investments	(87,431)	(90,304)	(19,058)	—
Short-term investments	(656,460)	(281,637)	(225,442)	(200)
Change in notes receivable	(47,323)	(25,000)	—	—

Cash flows from investing activities	192,306	717,643	696,150	115

CASH FLOWS FROM FINANCING ACTIVITIES
Policyholders’ account deposits	5,890,747	8,261,134	4,063,060	—
Policyholders’ account withdrawals	(6,341,029)	(8,969,916)	(4,265,610)	—
Net change in securities sold under agreements to repurchase and cash collateral for loaned securities	(64,062)	443,777	—	—
Cash contribution from parent	—	—	56,000	—
Cash dividend paid to parent	(36,707)	(72,160)	—	—
Cash return of capital to parent	(98,293)	(63,610)	(175,000)	—
Net cash from reinsurance arrangements	—	—	43,350	—
Net change in financing arrangements (maturities of 90 days or less)	(32,462)	42,682	—	—

Cash flows used in financing activities	(681,806)	(358,093)	(278,200)	—

Effect of foreign exchange rate changes on cash balances	(209)	—	1	—

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(1,319)	(18,888)	30,904	61
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	12,177	31,065	161	100

CASH AND CASH EQUIVALENTS, END OF YEAR	$10,858	$12,177	$31,065	$161

SUPPLEMENTAL CASH FLOW INFORMATION
Income taxes paid	$551	$915	$—	$—

Interest paid	$48	$370	$—	$—

See Notes to Financial Statements

THE PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Financial Statements

1.	BUSINESS

Prudential Retirement Insurance and Annuity Company (the “Company”) is a wholly owned subsidiary of The Prudential Insurance Company of America (“Prudential Insurance”), which in turn is an indirect wholly owned subsidiary of Prudential Financial, Inc. (“Prudential Financial”). On April 1, 2004, Connecticut General Life Insurance Company (“CGLIC”) sold the retirement business of CIGNA Corporation for $2.12 billion, including $2.10 billion of cash consideration and $20 million of transaction costs, to Prudential Insurance. The sale of this business included the purchase by Prudential Insurance of all the shares of CIGNA Life Insurance Company. Concurrent with the acquisition, CIGNA Life Insurance Company entered into reinsurance arrangements with wholly-owned subsidiaries of CIGNA Corporation (collectively, “CIGNA”) to effect the transfer of the retirement business included in the transaction to Prudential Insurance. Subsequent to the sale, the name of CIGNA Life Insurance Company was changed to Prudential Retirement Insurance and Annuity Company.

The Company provides retirement-plan products and services to public, private, and not-for-profit organizations. Specifically, the Company offers plan sponsors and their participants a broad range of products and services to assist in the delivery and administration of defined contribution and defined benefit qualified and non-qualified retirement plans, including recordkeeping and administrative services, comprehensive investment offerings and advisory services to assist plan sponsors in managing fiduciary obligations.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements include the accounts of the Company and reflect the purchase method of accounting which was used to record the fair values of assets acquired and liabilities assumed by Prudential Insurance and “pushed-down” to the Company. Accordingly, as of April 1, 2004, the historical retained earnings of the Company were reduced to zero with the assets and liabilities reflecting a new cost basis. The new cost basis of the assets and liabilities were established in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations.”

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The most significant estimates include those used in determining goodwill, valuation of business acquired, valuation of investments including derivatives, future policy benefits, provision for income taxes, and deferred policy acquisition costs.

Investments

Fixed maturities are comprised of bonds, notes and redeemable preferred stock. Fixed maturities classified as “available for sale” are carried at fair value. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Interest income, as well as the related amortization of premium and accretion of discount, is included in “Net investment income.” The amortized cost of fixed maturities is written down to fair value when a decline in value is considered to be other than temporary. See the discussion below on realized investment gains and losses for a description of the accounting for impairments. Unrealized gains and losses on fixed maturities classified as “available for sale,” net of tax, are included in “Accumulated other comprehensive income (loss).”

The fair values of public fixed maturity securities are based on quoted market prices or estimates from independent pricing services. However, for investments in private placement fixed maturity securities, this information is not available. For these private fixed maturities, the fair value is determined typically by using a discounted cash flow model, which relies upon the average of spread surveys collected from private market intermediaries who are active in both primary and secondary

THE PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Financial Statements

transactions and takes into account, among other things, the credit quality of the issuer and the reduced liquidity associated with private placements. Historically, changes in estimated future cash flows or the assessment of an issuer’s credit quality have been the more significant factors in determining fair values.

“Trading account assets supporting insurance liabilities, at fair value” include assets that support certain products which are experience rated, and therefore the investment results associated with these products will ultimately accrue to contractholders. Realized and unrealized gains and losses for these assets are reported in “Investment losses on trading assets supporting insurance liabilities.” Interest and dividend income from these assets is reported in “Net investment income.” The investment results that ultimately accrue to contractholders are reported in “Interest credited to policyholders’ account balances.”

“Equity securities, available for sale” are comprised of common and non-redeemable preferred stock and are carried at fair value. The associated unrealized gains and losses, net of tax, are included in “Accumulated other comprehensive income (loss).” The cost of equity securities is written down to fair value when a decline in value is considered to be other than temporary. See the discussion below on realized investment gains and losses for a description of the accounting for impairments.

Commercial loans are carried at unpaid principal balances, net of unamortized premiums or discounts and an allowance for losses. Commercial loans acquired are recorded at fair value when purchased, reflecting any premiums or discounts to unpaid principal balances. Interest income, as well as prepayment fees and the amortization of the related premiums or discounts, is included in “Net investment income.” The allowance for losses includes a loan specific reserve for non-performing loans and a portfolio reserve for probable incurred but not specifically identified losses. Non-performing loans include those loans for which it is probable that amounts due according to the contractual terms of the loan agreement will not all be collected. These loans are measured at the present value of expected future cash flows discounted at the loan’s effective interest rate, or at the fair value of the collateral if the loan is collateral dependent. Interest received on non-performing loans, including loans that were previously modified in a troubled debt restructuring, is either applied against the principal or reported as net investment income, based on the Company’s assessment as to the collectibility of the principal. The Company discontinues accruing interest on non-performing loans after the loans are 90 days delinquent as to principal or interest, or earlier when the Company has doubts about collectibility. When a loan is deemed non-performing, any accrued but uncollectible interest is charged to interest income in the period the loan is deemed non-performing. Generally, a loan is restored to accrual status only after all delinquent interest and principal are brought current and, in the case of loans where the payment of interest has been interrupted for a substantial period, a regular payment performance has been established. The portfolio reserve for probable incurred but not specifically identified losses considers the Company’s past loan loss experience, the current credit composition of the portfolio, historical credit migration, property type diversification, default and loss severity statistics and other relevant factors. The changes in the allowance for loan losses are reported in “Realized investment gains (losses), net.”

Securities repurchase agreements and securities loaned transactions are used to earn spread income, to borrow funds, or to facilitate trading activity. Securities repurchase agreements are generally short-term in nature, and therefore, the carrying amounts of these instruments approximate fair value. Securities repurchase agreements are collateralized by cash and U.S. government and government agency securities. Securities loaned are collateralized principally by cash or U.S. government securities. For securities repurchase agreements and securities loaned transactions used to earn spread income, the cash received is typically invested in cash equivalents, short-term investments or fixed maturities.

Securities repurchase agreements that satisfy certain criteria are treated as collateralized financing arrangements. These agreements are carried at the amounts at which the securities will be subsequently reacquired, as specified in the respective agreements. For securities sold under agreements to repurchase, the market value of the securities to be repurchased is monitored, and additional collateral is obtained where appropriate, to protect against credit exposure. Securities to be repurchased are the same or substantially the same as those sold. Income and expenses related to these transactions used to earn spread income are reported as “Net investment income.”

Securities loaned transactions are treated as financing arrangements and are recorded at the amount of cash received. The Company monitors the market value of the securities loaned on a daily basis with additional collateral obtained as necessary. Substantially all of the Company’s securities loaned transactions are with large brokerage firms. Income and expenses associated with securities loaned transactions used to earn spread income are reported as “Net investment income.”

Other long-term investments consist of the Company’s investments in joint ventures, limited partnerships, and other investments. Joint venture and partnership interests are generally accounted for using the equity method of accounting, except in instances in which the Company’s interest is so minor that it exercises virtually no influence over operating and financial policies. In such instances, the Company applies the cost method of accounting. The Company’s income and expenses from investments in joint ventures and partnerships is included in “Net investment income.”

THE PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Financial Statements

Real estate which the Company has the intent to hold for the production of income is carried at depreciated cost less any writedowns to fair value for impairment losses and is reviewed for impairment whenever events or circumstances indicate that the carrying value may not be recoverable. Real estate held for disposal is carried at the lower of depreciated cost or fair value less estimated selling costs and is not further depreciated once classified as such. An impairment loss is recognized when the carrying value of the investment real estate exceeds the estimated undiscounted future cash flows (excluding interest charges) from the investment. At that time, the carrying value of the investment real estate is written down to fair value. Decreases in the carrying value of investment real estate held for the production of income and impairments are recorded in “Realized investment gains (losses), net.” Depreciation on real estate held for the production of income is computed using the straight-line method over the estimated lives of the properties, and is included in “Net investment income.” In the period a real estate investment is deemed held for disposal and meets all of the discontinued operation criteria, the Company reports all related net investment income and any resulting investment gains and losses, net of taxes, as discontinued operations for all periods presented.

“Short-term investments” consist of highly liquid debt instruments with original maturities of greater than three months and less than twelve months when purchased, other than those debt instruments meeting this definition that are included in “Trading account assets supporting insurance liabilities, at fair value.” These investments are carried at amortized cost which, because of their short term, approximates fair value.

Realized investment gains (losses) are computed using the specific identification method. Adjustments to the costs of fixed maturities and equity securities for other than temporary impairments are included in “Realized investment gains (losses), net.” In evaluating whether a decline in value is other than temporary, the Company considers several factors including, but not limited to the following: (1) the extent (generally if greater than 20%) and the duration (generally if greater than six months) of the decline; (2) the reasons for the decline in value (credit event or interest rate); (3) the Company’s ability and intent to hold the investment for a period of time to allow for a recovery of value; and (4) the financial condition of and near-term prospects of the issuer. Realized investment gains and losses are generated from numerous sources, including the sale of fixed maturity securities, equity securities, real estate investments, investments in joint ventures and limited partnerships and other types of investments, as well as adjustments to the cost basis of investments for other than temporary impairments. Realized investment gains and losses are also generated from prepayment premiums received on private fixed maturity securities, recoveries of principal on previously impaired securities, provisions for losses on commercial loans, fair value changes on embedded derivatives and derivatives that do not qualify for hedge accounting treatment.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks, money market instruments and other debt instruments with original maturities of three months or less when purchased, other than cash equivalents that are included in “Trading account assets supporting insurance liabilities, at fair value.”

Reinsurance Recoverables and Payables

Reinsurance recoverables and payables primarily include receivables and corresponding payables associated with the modified coinsurance arrangements used to effect the Company’s acquisition of the retirement businesses of CIGNA. The reinsurance recoverables and the reinsurance payables associated with this acquisition are each $1.3 billion and $2.9 billion at December 31, 2006 and 2005, respectively. See Note 10 for additional information about these arrangements.

Separate Account Assets and Liabilities

Separate account assets and liabilities are reported at fair value and represent segregated funds that are invested for certain policyholders, pension funds and other customers. The assets consist of equity securities, fixed maturities, real estate related investments, real estate mortgage loans, short-term investments, and derivative instruments. The assets of each account are legally segregated and are generally not subject to claims that arise out of any other business of the Company. Investment risks associated with market value changes are borne by the customers. The investment income and realized investment gains or losses from separate accounts accrue to the policyholders and are not included in the Statements of Operations. Mortality, policy administration and surrender charges assessed against the accounts are included in “Policy charges and fee income.” Asset management fees charged to the accounts are included in “Asset management fees.”

THE PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Financial Statements

Valuation of Business Acquired

As a result of the acquisition of the retirement business of CIGNA and the application of purchase accounting, the Company reports a financial asset representing the valuation of business acquired (“VOBA”). VOBA represents the present value of future profits in excess of the cost of capital embedded in the acquired business. VOBA is determined by estimating the net present value of future cash flows from the contracts in force at the date of acquisition. Future positive cash flows include investment spreads, and fees and other charges assessed to the contracts for as long as they remain in force, while future negative cash flows include costs to administer the contracts and taxes. Contract balances are projected using assumptions for add-on deposits, participant withdrawals, contract surrenders, and investment returns. Gross profits are then determined based on investment spreads and the excess of fees and other charges over the costs to administer the contracts. VOBA is further explicitly adjusted to reflect the cost associated with the capital invested in the business. The Company amortizes VOBA over the effective life of the acquired contracts. The majority of VOBA is amortized in proportion to gross profits arising principally from fees in excess of actual expense based upon historical and estimated future experience, which is updated periodically. The remainder of this VOBA is amortized based on gross revenues, fees, or the change in policyholders’ account balances, as applicable. The effect of changes in gross profits on unamortized VOBA is reflected in the period such estimates of expected future profits are revised.

Other Assets and Other Liabilities

Other assets consist primarily of deferred policy acquisition costs, investment receivables, intangible assets related to the CIGNA acquisition, property and equipment, trade receivables, and other miscellaneous assets.

The costs that vary with and that are related primarily to the production of new insurance and annuity business are deferred to the extent such costs are deemed recoverable from future profits. Such costs include commissions, costs of policy issuance and underwriting, and variable field office expenses. Deferred policy acquisition costs are subject to recoverability testing at the end of each accounting period. For group annuity defined contribution and defined benefit contracts, acquisition expenses are deferred and amortized over approximately twenty years in proportion to gross profits.

Property and equipment purchased as part of the CIGNA acquisition are carried at cost less accumulated depreciation. New property and equipment used by the Company is purchased by the Company’s parent, Prudential Insurance, and depreciation expenses are allocated to the Company. Depreciation of the existing property and equipment on the Company’s balance sheet is depreciated using the straight-line method over the estimated useful lives of the related assets. The remaining estimated useful life is up to 5 years.

Other liabilities consist primarily of income taxes payable, outstanding check drafts and general expense payables.

Future Policy Benefits

The Company’s liability for future policy benefits is primarily comprised of the present value of estimated future payments to or on behalf of policyholders, where the timing and amount of payment depends on policyholder mortality and retirement experience. For annuity products, expected mortality is generally based on a modification of standard industry tables. Interest rate assumptions are based on factors such as market conditions and expected investment returns, including a provision for administrative expenses and adverse deviation. Although mortality and interest rate assumptions are “locked-in”, significant changes in experience or assumptions may require the Company to provide for expected future losses by establishing premium deficiency reserves. Premium deficiency reserves, if required, are determined based on assumptions at the time the premium deficiency reserve is established and do not include a provision for the risk of adverse deviation.

Policyholders’ Account Balances

The Company’s liability for policyholders’ account balances represents the contract value that has accrued to the benefit of the policyholder as of the balance sheet date. This liability is generally equal to the accumulated account deposits, plus interest allocated and certain realized and unrealized investment gains and losses that ultimately accrue to contractholders related to experience rated products, less policyholder withdrawals and other charges assessed against the account balance.

THE PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Financial Statements

Contingent Liabilities

Amounts related to contingent liabilities are accrued if it is probable that a liability has been incurred and an amount is reasonably estimable. Management evaluates whether there are incremental legal or other costs directly associated with the ultimate resolution of the matter that are reasonably estimable and, if so, they are included in the accrual.

Insurance Revenue and Expense Recognition

Premiums from non-participating single premium immediate annuities with life contingencies are recognized when due. A liability for future policy benefits is recorded when premiums are due as discussed in Future Policy Benefits above.

Amounts received as payment for participating group annuities are reported as deposits to “Policyholders’ account balances.” Revenues from these contracts are reflected in “Policy charges and fee income,” consisting primarily of fees assessed during the period against the policyholders’ account balances for policy administration charges. Benefits and expenses for these products include interest allocated to policyholders’ account balances.

Other Income

Other income principally includes the results of a modified-coinsurance-with-assumption arrangement with CIGNA associated with defined benefit guaranteed-cost contracts. See Note 10 for additional information about this arrangement.

Derivative Financial Instruments

Derivatives are financial instruments whose values are derived from interest rates, foreign exchange rates, financial indices or the values of securities or commodities. Derivative financial instruments generally used by the Company include swaps, futures, forwards and options and may be exchange-traded or contracted in the over-the-counter market. Derivative positions are carried at fair value, generally by obtaining quoted market prices or through the use of pricing models. Values can be affected by changes in interest rates, foreign exchange rates, financial indices, values of securities or commodities, credit spreads, market volatility, expected returns and liquidity. Values can also be affected by changes in estimates and assumptions, including those related to counterparty behavior, used in pricing models.

Derivatives are used to manage the characteristics of the Company’s asset/liability mix, manage the interest rate and currency characteristics of assets or liabilities. Additionally, derivatives may be used to seek to reduce exposure to interest rate and foreign currency risks associated with assets held or expected to be purchased or sold, and liabilities incurred or expected to be incurred.

Derivatives are recorded as assets, within “Other long-term investments,” or as liabilities, within “Other liabilities,” in the Statement of Financial Position, except for embedded derivatives, which are recorded in the Statement of Financial Position with the associated host contract. As discussed in detail below and in Note 17, all realized and unrealized changes in fair value of derivatives, with the exception of the effective portion of cash flow hedges, are recorded in current earnings. Cash flows from these derivatives are reported in the operating or investing activities section in the Statements of Cash Flows.

The Company designates derivatives as either (1) a hedge of the fair value of a recognized asset or liability or unrecognized firm commitment (“fair value” hedge); (2) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (“cash flow” hedge); (3) a foreign-currency fair value or cash flow hedge (“foreign currency” hedge); or (4) a derivative entered into as an economic hedge that does not qualify for hedge accounting. During the years ended December 31, 2006, 2005, and 2004 derivatives qualifying for hedge accounting were not material.

If a derivative does not qualify for hedge accounting, all changes in its fair value, including net receipts and payments, are included in “Realized investment gains (losses), net” without considering changes in the fair value of the economically associated assets or liabilities.

The Company is a party to financial instruments that may contain derivative instruments that are “embedded” in the financial instruments. At inception, the Company assesses whether the economic characteristics of the embedded derivative are clearly and closely related to the economic characteristics of the remaining component of the financial instrument (i.e., the host contract) and whether a separate instrument with the same terms as the embedded instrument would meet the definition of a

THE PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Financial Statements

derivative instrument. When it is determined that (1) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract, and (2) a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is separated from the host contract, carried at fair value, and changes in its fair value are included in “Realized investment gains (losses), net.”

Income Taxes

The Company was acquired by The Prudential Insurance Company of America on April 1, 2004. Due to provisions in the Internal Revenue Code, the Company will not be eligible to join in the filing of the Prudential Financial federal income tax return until 2010. As a result, the Company will file a separate federal tax return through 2009.

Deferred income taxes are recognized, based on enacted rates, when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to reduce a deferred tax asset to the amount expected to be realized.

New Accounting Pronouncements

In February 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” including an amendment of FASB Statement No. 115. This statement provides companies with an option to report selected financial assets and liabilities at fair value. This statement is effective for fiscal years beginning after November 15, 2007 with early adoption permitted. The Company is currently assessing the impact of SFAS No. 159 on its financial position and results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and requires additional disclosures about fair value measurements. This Statement does not require any new fair value measurements, but the application of this Statement could change current practices in determining fair value. The Company plans to adopt this guidance effective January 1, 2008. The Company is currently assessing the impact of SFAS No. 157 on the Company’s financial position and results of operations.

In September 2006, the staff of the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” The interpretations in this SAB express the staff’s views regarding the process of quantifying financial statement misstatements. Specifically, the SEC staff believes that registrants must quantify the impact on current period financial statements of correcting all misstatements, including both those occurring in the current period and the effect of reversing those that have accumulated from prior periods. This SAB should be applied beginning with the first fiscal year ending after November 15, 2006, with early adoption encouraged. Since the Company’s method for quantifying financial statement misstatements already considers those occurring in the current period and the effect of reversing those that have accumulated from prior periods, the adoption of SAB No. 108 had no effect on the financial position or results of operations of the Company.

In July 2006, the FASB issued FASB Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes,” an interpretation of FASB Statement No. 109. This Interpretation prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that a company has taken or expects to take on a tax return. This Interpretation is effective for fiscal years beginning after December 15, 2006. The Company expects to adopt FIN No. 48 on January 1, 2007. The Company’s adoption of this guidance will not have a material effect on the Company’s financial position and results of operations.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Instruments.” This statement provides an election, on an instrument by instrument basis, to measure at fair value an entire hybrid financial instrument that contains an embedded derivative requiring bifurcation, rather than measuring only the embedded derivative on a fair value basis. This statement also eliminates an exception from the requirement to bifurcate an embedded derivative feature from beneficial interests in securitized financial assets. The Company has used this exception for investments the Company has made in securitized financial assets in the normal course of operations, and thus has not previously had to consider whether such investments contain an embedded derivative. The new requirement to identify embedded derivatives in beneficial interests will be applied on a prospective basis only to beneficial interests acquired, issued, or subject to certain remeasurement conditions after the adoption of the guidance. The Company expects to adopt this guidance effective January 1, 2007. The Company’s adoption of this guidance is not expected to have a material effect on the Company’s financial position or results of operations.

THE PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Financial Statements

In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments.” This FSP provides impairment models for determining whether to record impairment losses associated with investments in certain equity and debt securities, primarily by referencing existing accounting guidance. It also requires income to be accrued on a level-yield basis following an impairment of debt securities, where reasonable estimates of the timing and amount of future cash flows can be made. The Company adopted this guidance effective January 1, 2006, and it did not have a material effect on the Company’s results of operations.

In September 2005, the Accounting Standards Executive Committee (“AcSEC”) of the American Institute of Certified Public Accountants (“AICPA”) issued SOP 05-1, “Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts.” SOP 05-1 provides guidance on accounting by insurance enterprises for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in SFAS No. 97. SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights, or coverages that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract, and is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. The Company expects to adopt SOP 05-1 on January 1, 2007. The Company’s adoption of this guidance will not have a material effect on the Company’s financial position or results of operations.

In June 2005, the EITF of the FASB reached a consensus on Issue No. 04-5, “Investor’s Accounting for an Investment in a Limited Partnership When the Investor Is the Sole General Partner and the Limited Partners Have Certain Rights.” This Issue first presumes that general partners in a limited partnership control that partnership and should therefore consolidate that partnership, and then provides that the general partners may overcome the presumption of control if the limited partners have: (1) the substantive ability to dissolve or liquidate the limited partnership, or otherwise to remove the general partners without cause or (2) the ability to participate effectively in significant decisions that would be expected to be made in the ordinary course of the limited partnership’s business. This guidance became effective for new or amended arrangements after June 29, 2005, and became effective January 1, 2006 for all arrangements existing as of June 29, 2005 that remain unmodified. The Company’s adoption of this guidance did not have a material effect on the Company’s financial position or results of operations.

In December 2003, the FASB issued FIN No. 46(R), “Consolidation of Variable Interest Entities,” which revised the original FIN No. 46 guidance issued in January 2003. FIN No. 46(R) addresses whether certain types of entities, referred to as variable interest entities (“VIEs”), should be consolidated in a company’s financial statements. A VIE is an entity that either (1) has equity investors that lack certain essential characteristics of a controlling financial interest (including the ability to control the entity, the obligation to absorb the entity’s expected losses and the right to receive the entity’s expected residual returns) or (2) lacks sufficient equity to finance its own activities without financial support provided by other entities, which in turn would be expected to absorb at least some of the expected losses of the VIE. An entity should consolidate a VIE if, as the primary beneficiary, it stands to absorb a majority of the VIE’s expected losses or to receive a majority of the VIE’s expected residual returns. On March 31, 2004, the Company implemented FIN No. 46(R) for relationships with potential VIEs. The transition to FIN No. 46(R) did not have a material effect on the Company’s financial position or results of operations.

In December 2003, the AcSEC of the AICPA issued SOP 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer.” The AcSEC issued this SOP to address the need for interpretive guidance regarding accounting for newly acquired loans or debt securities with evidence of deterioration of credit quality since origination. The Company’s adoption of SOP 03-3 on January 1, 2005 did not have a material effect on the Company’s financial position or results of operations.

In July 2003, the AcSEC of the AICPA issued SOP 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts.” The AcSEC issued this SOP to address the need for interpretive guidance in three areas: separate account presentation and valuation; the classification and valuation of certain long-duration contract liabilities; and the accounting recognition given sales inducements (bonus interest, bonus credits and persistency bonuses).

The Company adopted SOP 03-1 effective January 1, 2004. One element of this guidance addressed the accounting for liabilities related to insurance products that provide contractholders with a return based on a contractually referenced pool of investments. These products pass the economics related to the referenced pool of investments to the contractholder. Effective with the Company’s adoption of SOP 03-1, the contractholder liabilities associated with these products are required to be adjusted for changes in the fair value of the related pool of investments. The Company did not have a cumulative effect from adopting SOP 03-1. In September 2004, the AICPA SOP 03-1 Implementation Task Force issued a Technical Practice Aid (“TPA”) to clarify certain aspects of SOP 03-1. The TPA did not have a material impact on the Company’s financial position or results of operations.

THE PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Financial Statements

In June 2004, the FASB issued FSP No. 97-1, “Situations in Which Paragraphs 17(b) and 20 of FASB Statement No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments, Permit or Require Accrual of an Unearned Revenue Liability.” FSP 97-1 clarifies the accounting for unearned revenue liabilities of certain universal-life type contracts under SOP 03-1. The Company’s adoption of FSP 97-1 on July 1, 2004 did not change the accounting for unearned revenue liabilities and, therefore, had no impact on the Company’s financial position or results of operations.

3.	PURCHASE PRICE AND INTEGRATION

Prudential Insurance’s acquisition of the Company was accounted for by applying the purchase method of accounting prescribed by Statement of Financial Accounting Standards No. 141. The purchase accounting adjustments have been “pushed-down” to the Company, as applicable. Accordingly, the assets and liabilities were recorded at their fair values as of the date of acquisition. The most significant adjustments related to the value of the unamortized DAC asset being assigned a value of zero and an asset for VOBA was established for $343 million.

The following table presents an allocation of the purchase price to assets acquired and liabilities assumed:

(in thousands)
Total invested assets at fair value (1)	$16,927,471
Cash and cash equivalents	43,511
Accrued investment income	179,784
Valuation of business acquired (“VOBA”)	342,636
Goodwill	424,427
Deferred tax asset	230,300
Reinsurance recoverable(2)	35,183,557
Other assets	172,731
Separate account assets	25,232

Total assets acquired	53,529,649

Future policy benefits – assumed	(9,466)
Policyholders’ account balances – assumed	(15,864,999)
Reinsurance payable (2)	(35,183,557)
Other liabilities	(342,978)
Separate account liabilities	(25,232)

Total liabilities assumed	(51,426,232)

Net assets acquired	$2,103,417

(1)	Total invested assets include $11.1 billion of “Trading account assets supporting insurance liabilities,” which is primarily comprised of fixed maturities.
(2)	The reinsurance recoverable and reinsurance payable amounts represent amounts receivable and payable under the modified coinsurance arrangements and have not been adjusted to reflect the Company’s subsequent retention of the defined benefit guaranteed-cost contracts.

THE PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Financial Statements

4.	DISCONTINUED OPERATIONS

As part of the acquisition of the retirement business of CIGNA, the Company acquired three commercial real estate properties that meet the criteria for discontinued operations accounting treatment. It has been and continues to be the Company’s intention to dispose of these properties through a sale to external investors. One of the properties was sold in 2006 and the Company expects to sell the other two in 2007. Gains from these properties, including charges upon disposition, for the years ended December 31, 2006 and 2005, the nine months ended December 31, 2004, and the three months ended March 31, 2004 are as follows:

	Successor			Predecessor
	Year ended December 31, 2006	Year ended December 31, 2005	Nine months ended December 31, 2004	Three months ended March 31, 2004
		(in thousands)
Real Estate investments sold or held for sale (1)	$96,935	$6,480	$4,326	$—

Income tax expense (benefit)	$33,927	$2,268	$1,514	$—

Income from discontinued operations, net of taxes	$63,008	$4,212	$2,812	$—

The Company’s Statements of Financial Position include total assets and total liabilities related to discontinued businesses of $78,690 thousand and $42,741 thousand, respectively, at December 31, 2006, and $178,800 thousand and $42,810 thousand, respectively, at December 31, 2005.

(1)	In the third quarter of 2006, the Company recorded a $96 million gain on the sale of one of the three properties.

5.	INVESTMENTS

The following tables provide information relating to fixed maturities and equity securities (excluding investments classified as trading) at December 31:

	2006
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)
Fixed maturities, available for sale
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$38,061	$356	$416	$38,001
Obligations of U.S. states and their political subdivisions	4,171	75	14	4,232
Foreign government bonds	54,814	3,310	23	58,101
Corporate securities	2,467,665	33,323	19,256	2,481,732
Mortgage-backed securities	234,226	988	1,036	234,178

Total fixed maturities, available for sale	$2,798,937	$38,052	$20,745	$2,816,244

Equity securities, available for sale	$77,830	$418	$754	$77,494

	2005
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)
Fixed maturities, available for sale
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$17,852	$42	$240	$17,654
Obligations of U.S. states and their political subdivisions	16,125	202	238	16,089
Foreign government bonds	33,892	2,132	87	35,937
Corporate securities	1,054,076	3,263	17,939	1,039,400
Mortgage-backed securities	104,984	129	1,765	103,348

Total fixed maturities, available for sale	$1,226,929	$5,768	$20,269	$1,212,428

Equity securities, available for sale	$81,476	$25	$4,197	$77,304

THE PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Financial Statements

The amortized cost and fair value of fixed maturities by contractual maturities at December 31, 2006, is as follows:

	Available for Sale
	Amortized Cost	Fair Value
	(in thousands)
Due in one year or less	$61,959	$61,337
Due after one year through five years	562,523	559,060
Due after five years through ten years	833,434	840,357
Due after ten years	1,106,795	1,121,313
Mortgage-backed securities	234,226	234,177

Total	$2,798,937	$2,816,244

Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations.

The following table depicts the sources of fixed maturity proceeds and related gross investment gains (losses), as well as losses on impairments of both fixed maturities and equity securities:

	Successor			Predecessor
	Year ended December 31, 2006	Year ended December 31, 2005	Nine months ended December 31, 2004	Three months ended March 31, 2004
	(in thousands)
Fixed maturities, available for sale:
Proceeds from sales	$514,613	$968,648	$71,758	$—
Proceeds from maturities/repayments	175,003	235,354	83,688	315
Gross investment gains from sales, prepayments and maturities	5,060	1,422	2,601	—
Gross investment losses from sales and maturities	(13,163)	(11,223)	(909)	—

Fixed maturity and equity security impairments:
Writedowns for impairments of fixed maturities	$(1,128)	$(487)	$(181)	$—
Writedowns for impairments of equity securities	—	—	—	—

Trading Account Assets Supporting Insurance Liabilities

The following table sets forth the composition of “Trading account assets supporting insurance liabilities” at December 31:

	2006		2005
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(in thousands)		(in thousands)
Short-term investments and cash equivalents	$298,595	$298,595	$317,236	$317,236

Fixed maturities:
U.S. government corporations and agencies and obligations of U.S. states	122,946	122,317	163,521	162,410
Foreign government bonds	49,887	48,911	74,704	72,933
Corporate securities	10,616,632	10,425,908	9,813,993	9,578,635
Mortgage-backed securities	1,932,915	1,904,729	2,299,549	2,255,001

Total fixed maturities	12,722,380	12,501,865	12,351,767	12,068,979
Equity Securities	351,168	313,992	407,104	373,326
Total trading account assets supporting insurance liabilities	$13,372,143	$13,114,452	$13,076,107	$12,759,541

Net change in unrealized gains (losses) from trading account assets supporting insurance liabilities still held at period end, recorded within “Revenue on Trading Assets Supporting Insurance Liabilities” were $58,905 thousand and ($204,262) thousand for the twelve months ended December 31, 2006 and 2005, respectively, ($112,336) thousand for the nine months ended December 31, 2004, and zero for the three months ended March 31, 2004.

THE PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Financial Statements

Commercial Loans

The Company’s commercial loans, which are all collateralized, are comprised as follows at December 31:

	2006		2005
	Amount (in thousands)	% of Total	Amount (in thousands)	% of Total
Commercial loans by property type
Office buildings	$905,085	23%	$1,126,034	28%
Retail stores	781,128	20%	815,520	20%
Apartment complexes	552,898	14%	545,278	14%
Industrial buildings	753,818	20%	743,011	19%
Agricultural properties	80,870	2%	32,693	1%
Other	812,543	21%	735,362	18%

Total collateralized loans	3,886,342	100%	3,997,898	100%

Valuation allowance	(9,640)		(7,013)

Total net commercial loans	$3,876,702		$3,990,885

The commercial loans are geographically dispersed throughout the United States and Canada with the largest concentrations in California (17%), Virginia (7%), Texas (7%) and New Jersey (7%) at December 31, 2006.

Activity in the allowance for losses for all commercial loans, for the years ended December 31, is as follows:

	Successor			Predecessor
	Year ended December 31, 2006	Year ended December 31, 2005	Nine months ended December 31, 2004	Three months ended March 31, 2004
		(in thousands)
Allowance for losses, beginning of year	$7,013	$5,017	$—	$—
Change in allowance for losses	3,062	1,996	5,566	—
Charge-offs, net of recoveries	(435)	—	(549)	—

Allowance for losses, end of year	$9,640	$7,013	$5,017	$—

Non-performing commercial loans identified in management’s specific review of probable loan losses and the related allowance for losses at December 31, are as follows:

	2006	2005
	(in thousands)
Non-performing commercial loans with allowance for losses	$—	$15,058
Non-performing commercial loans with no allowance for losses	—	—
Allowance for losses, end of year	—	(435)

Net carrying value of non-performing commercial loans	$—	$14,623

Non-performing commercial loans with no allowance for losses are loans in which the fair value of the collateral or the net present value of the loans’ expected future cash flows equals or exceeds the recorded investment. The average recorded investment in non-performing loans before allowance for losses was $7,529 thousand and $62,934 thousand for the twelve months ended December 31, 2006 and 2005, respectively, $55,405 thousand for the nine months ended December 31, 2004, and

THE PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Financial Statements

zero for the three months ended March 31, 2004. Net investment income recognized on these loans totaled zero and $1,547 thousand for the twelve months ended December 31, 2006 and 2005, respectively, $9,497 thousand for the nine months ended December 31, 2004, and zero for the three months ended March 31, 2004.

Other Long-term Investments

“Other long-term investments” are comprised as follows at December 31:

	2006	2005
	(in thousands)
Joint ventures and limited partnerships:
Real estate related	$24,965	$31,314
Non real estate related	26,018	14,754

Total joint ventures and limited partnerships	50,983	46,068

Real estate held through direct ownership	71,174	172,696
Derivatives and other	(18,689)	(74,242)

Total other long-term investments	$103,468	$144,522

THE PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Financial Statements

Equity Method Investments

Summarized combined financial information for significant joint ventures and limited partnership interests accounted for under the equity method is as follows:

	At December 31,
	2006	2005
	(in thousands)
STATEMENTS OF FINANCIAL POSITION
Investments in real estate	$88,495	$87,947
Investments in securities	128,696	—
Cash and cash equivalents	19,362	5,650
Other assets	5,390	4,318

Total assets	$241,943	$97,915

Borrowed funds-third party	$73,500	$62,803
Other liabilities	5,705	4,293

Total liabilities	79,205	67,096
Partners’ capital	162,738	30,819

Total liabilities and partners’ capital	$241,943	$97,915

Equity in partners’ capital included above	$39,486	$24,409
Equity in limited partnership interests not included above	1,828	11,169

Carrying value	$41,314	$35,578

	Successor			Predecessor
	Year ended December 31, 2006	Year ended December 31, 2005	Nine months ended December 31, 2004	Three months ended March 31, 2004
	(in thousands)
STATEMENTS OF OPERATIONS
Income from real estate investments	$46,120	$42,815	$29,961	$—
Income from securities investments	6,421	—	—
Interest expense-third party	(5,116)	(4,602)	(3,831)	—
Management fees/Salary expense	(4,347)	—	—
Other expenses	(36,934)	(32,205)	(24,869)	—

Net earnings	$6,144	$6,008	$1,261	$

Equity in net earnings included above	3,806	4,758	999
Equity in net earnings of limited partnership interests not included above	15,013	906	(231)	—

Total equity in net earnings	$18,819	$5,664	$768	$—

THE PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Financial Statements

Net Investment Income

Net investment income for the years ended December 31, was from the following sources:

	Successor			Predecessor
	Year ended December 31, 2006	Year ended December 31, 2005	Nine months ended December 31, 2004	Three months ended March 31, 2004
	(in thousands)
Fixed maturities, available for sale	$135,307	$69,345	$20,660	$50
Equity securities, available for sale	5,799	786	389	—
Trading account assets	641,210	563,482	352,133	—
Commercial loans	222,201	242,851	191,600	—
Short-term investments and cash equivalents	3,802	3,092	165	—
Other investment income	33,534	22,397	25,853	—

Gross investment income	1,041,853	901,953	590,800	50
Less investment expenses	(63,503)	(53,903)	(19,920)	—

Net investment income	$978,350	$848,050	$570,880	$50

Carrying value for non-income producing assets included in fixed maturities and commercial loans totaled $45 thousand and $127 thousand as of December 31, 2006 and 2005, respectively. Non-income producing assets represent investments that have not produced income for the twelve months preceding December 31, 2006.

Realized Investment Gains (Losses), Net

Realized investment gains (losses), net, for the years ended December 31, were from the following sources:

	Successor			Predecessor
	Year ended December 31, 2006	Year ended December 31, 2005	Nine months ended December 31, 2004	Three months ended March 31, 2004
	(in thousands)
Fixed maturities	$(9,232)	$(10,287)	$1,414	$—
Equity securities	(5,568)	(567)	(620)	—
Commercial loans	(13,449)	(20,442)	(32,645)	—
Investment real estate	—	28	—	—
Derivatives	(20,975)	15,728	413	—
Other	(4,359)	(5,171)	9,747	—

Realized investment gains (losses), net	$(53,583)	$(20,711)	$(21,691)	$—

THE PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Financial Statements

Net Unrealized Investment Gains (Losses)

Net unrealized investment gains and losses on securities classified as “available for sale” and certain other long-term investments are included in the Statements of Financial Position as a component of “Accumulated other comprehensive income (loss).” Changes in these amounts include reclassification adjustments to exclude from “Other comprehensive income (loss)” those items that are included as part of “Net income” for a period that had been part of “Other comprehensive income (loss)” in earlier periods. The amounts for the years ended December 31, are as follows:

	Net Unrealized Gains (Losses) on Investments	Deferred Income Tax (Liability) Benefit	Accumulated Other Comprehensive Income (Loss) Related To Net Unrealized Investment Gains (Losses)
Balance December 31, 2003 (Predecessor)	$140	$(49)	$91
Net investment gains (losses) on investments arising during the period	—	—	—

Balance March 31, 2004 (Predecessor)	140	(49)	91
Acquisition purchase accounting adjustments	(140)	49	(91)

Balance April 1, 2004 (Predecessor)	—	—	—
Net investment gains (losses) on investments arising during the period	4,898	(1,764)	3,134

Balance, December 31, 2004 (Successor)	4,898	(1,764)	3,134
Net investment gains (losses) on investments arising during the period	(23,571)	8,339	(15,232)

Balance, December 31, 2005 (Successor)	(18,673)	6,575	(12,098)
Net investment gains (losses) on investments arising during the period	35,644	(12,492)	23,152

Balance, December 31, 2006 (Successor)	$16,971	$(5,917)	$11,054

The table below presents unrealized gains (losses) on investments by asset class at December 31:

	Year ended December 31, 2006	Year ended December 31, 2005
	(in thousands)
Fixed maturities available for sale	$17,307	$(14,501)
Equity securities available for sale	(336)	(4,172)

Net unrealized gains on investments	$16,971	$(18,673)

THE PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Financial Statements

Duration of Gross Unrealized Loss Positions for Fixed Maturities

The following table shows the fair value and gross unrealized losses aggregated by investment category and length of time that individual fixed maturity securities have been in a continuous unrealized loss position, at December 31:

	2006
	Less than twelve months		Twelve months or more		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(in thousands)
Fixed maturities
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$23,172	$242	$5,521	$174	$28,693	$416
Obligations of U.S. states and their political subdivisions	2,180	14	—	—	2,180	14
Foreign government bonds	1,239	1	2,142	22	3,381	23
Corporate securities	411,396	4,346	484,345	14,910	895,741	19,256
Mortgage-backed securities	10,111	189	28,048	847	38,159	1,036

Total	$448,098	$4,792	$520,056	$15,953	$968,154	$20,745

	2005
	Less than twelve months		Twelve months or more		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(in thousands)
Fixed maturities
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$10,632	$226	$14,579	$252	$25,211	$478
Foreign government bonds	5,796	87	—	—	5,796	87
Corporate securities	587,283	13,023	236,060	4,916	823,343	17,939
Mortgage-backed securities	66,864	1,460	4,803	305	71,667	1,765

Total	$670,575	$14,796	$255,442	$5,473	$926,017	$20,269

The gross unrealized losses at December 31, 2006 and 2005 are comprised of $19,994 thousand and $19,725 thousand related to investment grade securities and $750 thousand and $544 thousand related to below investment grade securities, respectively. At December 31, 2006, $79 thousand of the gross unrealized losses represented declines in value of greater than 20%, none of which had been in that position for twelve months or more, as compared to $158 at December 31, 2005 that represented declines in value of greater than 20%. At December 31, 2006, the $15,953 thousand of gross unrealized losses of twelve months or more were concentrated in the manufacturing, services and public utilities sectors. At December 31, 2005, the $5,473 thousand of gross unrealized losses of twelve months or more were concentrated in the finance, manufacturing, services and public utilities sectors. In accordance with its policy described in Note 2, the Company concluded that an adjustment for other than temporary impairments for these securities was not warranted at December 31, 2006 or 2005.

THE PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Financial Statements

Duration of Gross Unrealized Loss Positions for Equity Securities

The following table shows the fair value and gross unrealized losses aggregated by length of time that individual equity securities have been in a continuous unrealized loss position, at December 31:

	2006
	Less than twelve months		Twelve months or more		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(in thousands)
Equity Securities, available for sale	$11,068	$50	$61,426	$704	$72,494	$754

	2005
	Less than twelve months		Twelve months or more		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(in thousands)
Equity Securities, available for sale	$22,816	$1,119	$53,878	$3,078	$76,694	$4,197

At December 31, 2006, zero of the gross unrealized losses represented declines of greater than 20%, all of which had been in that position for less than six months. At December 31, 2005, none of the gross unrealized losses represented declines of greater than 20%. In accordance with its policy described in Note 2, the Company concluded that an adjustment for other than temporary impairments for these securities was not warranted at December 31, 2006 or 2005.

Duration of Gross Unrealized Loss Positions for Cost Method Investments

The following table shows the fair value and gross unrealized losses aggregated by length of time that individual cost method investments have been in a continuous unrealized loss position, at December 31:

	2006
	Less than twelve months		Twelve months or more		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(in thousands)
Cost method investments	$6,943	$1,662	$0	$0	$6,943	$1,662

	2005
	Less than twelve months		Twelve months or more		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(in thousands)
Cost method investments	$5,709	$397	$0	$0	$5,709	$397

The aggregate cost of the Company’s cost method investments included in “Other long-term investments” totaled $9,669 thousand and $10,490 thousand at December 31, 2006 and 2005, respectively. In accordance with its policy described in Note 2, the Company concluded that an adjustment for other than temporary impairments for these securities was not warranted at December 31, 2006 or 2005.

Consolidated Variable Interest Entities

In the normal course of its activities, the Company may enter into relationships with various special purpose entities and other entities that are deemed to be variable interest entities (“VIEs”), in accordance with FIN No. 46(R), “Consolidation of Variable Interest Entities.” A VIE is an entity that either (1) has equity investors that lack certain essential characteristics of a controlling financial interest (including the ability to control the entity, the obligation to absorb the entity’s expected losses and the right to receive the entity’s expected residual returns) or (2) lacks sufficient equity to finance its own activities without financial support provided by other entities, which in turn would be expected to absorb at least some of the expected losses of the VIE. If the Company determines that it stands to absorb a majority of the VIE’s expected losses or to receive a majority of the VIE’s expected residual returns, the Company would be deemed to be the VIE’s “primary beneficiary” and would be required to consolidate the VIE.

THE PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Financial Statements

The Company is the primary beneficiary of one VIE in which the Company has invested, as part of its investment activities, but over which the Company does not exercise control. The table below reflects the carrying amount and balance sheet caption in which the assets of this consolidated VIE are reported. The liabilities of the consolidated VIE are included in “Other liabilities” and are also reflected in the table below. These liabilities primarily comprise obligations under debt instruments issued by the VIEs, which are non-recourse to the Company. The creditors of the consolidated VIE have recourse only to the assets of the VIE.

	At December 31,
	2006	2005
	(in thousands)
Other long-term investments	$61,274	$61,996
Cash and cash equivalents	3,844	2,414
Other assets	3,572	3,390

Total assets of consolidated VIEs	$68,690	$67,800

Total liabilities of consolidated VIEs	$42,741	$42,810

Securities Pledged, Restricted Assets and Special Deposits

The Company pledges as collateral investment securities it owns to unaffiliated parties through certain transactions, including securities lending, securities sold under agreements to repurchase and futures contracts. At December 31, the carrying value of investments pledged to third parties as reported in the Consolidated Statements of Financial Position included the following:

	2006	2005
	(in thousands)
Fixed maturities available for sale	$109,243	$85,554
Trading account assets supporting insurance liabilities	257,281	344,482

Total securities pledged	$366,524	$430,036

Assets of $6,156 thousand and $6,243 thousand at December 31, 2006 and 2005, respectively, were on deposit with governmental authorities or trustees.

6.	DEFERRED POLICY ACQUISITION COSTS

The balances of and changes in deferred policy acquisition costs as of and for the years ended December 31, are as follows:

	Successor			Predecessor
	Year ended December 31, 2006	Year ended December 31, 2005	Nine months ended December 31, 2004	Three months ended March 31, 2004
	(in thousands)
Balance, beginning of period	$34,834	$13,705	$—	$—
Capitalization of commissions, sales and issue expenses	27,892	23,266	14,250	—
Amortization	(2,326)	(2,137)	(545)	—

Balance, end of year	$60,400	$34,834	$13,705	$—

THE PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Financial Statements

7.	VALUATION OF BUSINESS ACQUIRED, GOODWILL AND OTHER INTANGIBLES

Valuation of Business Acquired

The balance of and changes in VOBA as of and for the year ended December 31, are as follows:

	Successor			Predecessor
	Year ended December 31, 2006	Year ended December 31, 2005	Nine months ended December 31, 2004	Three months ended March 31, 2004
	(in thousands)
Balance, beginning of period	$301,638	$327,301	—	$—
Acquisitions	—	—	$342,636	—
Amortization (1)	(28,720)	(49,961)	(34,684)	—
Interest (2)	22,849	24,298	19,349	—

Balance, end of year	$295,767	$301,638	$327,301	$—

(1)	The weighted average remaining expected life for VOBA amortization is approximately 19 years.
(2)	The interest accrual rate was 7.8%.

The following table provides estimated future amortization, net of interest, for the periods indicated.

VOBA Amortization
(in thousands)
2007	$406
2008	184
2009	831
2010	1,460
2011	1,502
2012 and thereafter	291,384

Total	$295,767

Goodwill

Goodwill is the excess of the cost of an acquired entity over the net amounts assigned to assets acquired and liabilities assumed. Goodwill resulting from the acquisition of CIGNA’s retirement business amounted to $424,427 thousand. For tax purposes, the transaction was accounted for as a purchase of assets and did not result in the recognition of any nondeductible assets.

The changes in the book value of goodwill are as follows:

	Successor			Predecessor
	Year ended December 31, 2006	Year ended December 31, 2005	Nine months ended December 31, 2004	Three months ended March 31, 2004
	(in thousands)
Balance, beginning of period	$424,427	$424,427	$—	$—
Acquisitions	—	—	424,427	—

Balance, end of year	$424,427	$424,427	$424,427	$—

The Company tests goodwill for impairment annually as of December 31 and more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. As a result of the December 31, 2006, 2005, and 2004 impairment tests, the Company determined that no adjustments for impairments were required.

THE PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Financial Statements

Other Intangibles

At December 31, 2006, the gross carrying amount and accumulated amortization for the Company’s other intangibles amounted to $13,980 thousand and $10,710 thousand, respectively, and at December 31, 2005, $13,980 thousand and $7,987 thousand, respectively. Other intangibles primarily relate to technology and leasehold improvements associated with the acquisition of the CIGNA businesses. Amortization expense for other intangibles was $2,723 thousand and $3,652 thousand for the years ended December 31, 2006 and 2005 respectively, $4,335 thousand for the nine months ended December 31, 2004, and zero for the three months ended March 31, 2004. Amortization expense for the other intangibles currently owned by the Company is expected to be approximately $2,004 thousand in 2007, $1,013 thousand in 2008, $253 thousand in 2009 and $0 thereafter.

8.	POLICYHOLDERS’ LIABILITIES

Future Policy Benefits

Future policy benefits for group annuities and supplementary contracts are equal to the aggregate of the present value of expected future benefit payments. Assumptions as to mortality are based on a modification of standard industry tables. The interest rates used in the determination of the aggregate reserves range from 3.1% to 10.0%; less than 1% of the reserves are based on an interest rate in excess of 8%.

Premium deficiency reserves are established, if necessary, when the liability for future policy benefits is determined to be insufficient to provide for expected future policy benefits and maintenance expenses. No premium deficiency reserves have been recorded.

Policyholders’ Account Balances

Policyholders’ account balances at December 31 are as follows:

	2006	2005
	(in thousands)
Group annuities	16,648,876	16,326,612
Guaranteed investment contracts and guaranteed interest accounts	329,967	522,988

Policyholders’ account balances	$16,978,843	$16,849,600

Policyholders’ account balances represent an accumulation of account deposits plus allocated interest less withdrawals, expenses and mortality charges, if applicable. Additional liabilities are held if the contractual fund balance exceeds the experience accumulation and, if applicable, present value reserves based on guaranteed benefits based on contractual or company assumptions. The interest rates used in the determination of the policyholders’ account balances range from 3.2% to 9.1%; less than 1% of policyholders’ account balances have allocated interest rates in excess of 8%.

9.	VARIABLE PAYOUT ANNUITIES

The Company issues traditional variable annuity contracts through its separate accounts for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contractholder. The assets supporting the variable portion of traditional variable annuities are carried at fair value and reported as “Separate account assets” with an equivalent amount reported as “Separate account liabilities.” Amounts assessed against the contractholders for mortality, administration, and other services are included within revenue in “Policy charges and fee income.” For the years ended December 31, 2006 and 2005, the nine months ended December 31, 2004, and the three months ended March 31, 2004 there were no gains or losses on transfers of assets from the general account to a separate account.

Account balances of variable annuity contracts with guarantees invested in separate account investment options were $43 million and $47 million as of December 31, 2006 and 2005, respectively. These separate accounts were primarily invested in equity funds.

THE PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Financial Statements

10.	REINSURANCE

Concurrent with the acquisition of the retirement business of CIGNA, the Company entered into certain reinsurance arrangements with CIGNA to effect the transfer of the business. The reinsurance arrangements between the Company and CIGNA included coinsurance-with-assumption, modified-coinsurance-with-assumption, indemnity coinsurance, and modified-coinsurance-without-assumption. The Company has established a trust account for the benefit of CIGNA to secure its obligations to CIGNA under the coinsurance-with-assumption and indemnity coinsurance agreements.

The coinsurance-with-assumption arrangement applied to the acquired general account defined contribution and defined benefit plan contracts. Concurrent with the acquisition, CIGNA Life assumed from CIGNA all of the insurance liabilities associated with these contracts, totaling $15.9 billion, and received from CIGNA the related investments. The Company has substantially completed the process of requesting customers to agree to substitute the Company for CIGNA in their respective contracts.

The modified-coinsurance-with-assumption arrangements applied to the majority of separate account contracts and the general account defined benefit guaranteed-cost contracts acquired. Under the modified coinsurance arrangement associated with the separate account contracts, CIGNA retained the separate account and other assets as well as the related separate account and other liabilities until the agreed upon dates of asset transfer but, beginning on the date of acquisition, ceded all of the net profits or losses and related net cash flows associated with the contracts to the Company. At the date of acquisition, the statement of financial position for the Company included a reinsurance receivable of $32.4 billion and reinsurance payable of $32.4 billion established under these modified coinsurance arrangements and reflected in “Reinsurance recoverables” and “Reinsurance payables,” respectively. During 2005, the Company received from CIGNA the separate account assets and concurrently assumed the associated separate account liabilities, which are primarily included in “Separate account assets” and “Separate account liabilities,” respectively, in the Company’s Statement of Financial Position. The Company has substantially completed the process of requesting customers to agree to substitute the Company for CIGNA in their respective contracts.

The modified-coinsurance-with-assumption arrangement associated with the general account defined benefit guaranteed-cost contracts was similar to the arrangement associated with the separate account contracts; however, beginning two years after the acquisition, the Company had the right to commute this modified coinsurance arrangement in exchange for cash consideration from CIGNA, at which time the Company would no longer have a related liability or recoverable and the defined benefit guaranteed cost contracts would remain with CIGNA. At the date of acquisition, the statement of financial position for the Company included a reinsurance receivable of $1.8 billion and a reinsurance payable of $1.8 billion under the modified coinsurance arrangement, which were reflected in “Reinsurance recoverables” and “Reinsurance payables,” respectively. The net profits earned by the Company during the two-year period that the modified coinsurance arrangement was in effect are included in “Other Income.” Effective April 1, 2006, the Company reached an agreement with CIGNA to convert the modified-coinsurance-with-assumption arrangement to an indemnity coinsurance arrangement, effectively retaining the economics of the defined benefit guaranteed-cost contracts for the life of the block of business. Upon conversion, the Company extinguished its reinsurance receivable and reinsurance payable with CIGNA related to the modified-coinsurance-with assumption arrangement. Concurrently, the Company assumed $1.7 billion of liabilities from CIGNA under the indemnity coinsurance arrangement and received the related assets.

The modified-coinsurance-without-assumption arrangement applies to the remaining separate account contracts acquired and is similar to the modified coinsurance arrangement associated with the separate account contracts described above; however, CIGNA will retain the separate account and other assets and the related liabilities while ceding the net profits or losses and the associated net cash flows to the Company for the remaining lives of the contracts. At the date of acquisition, PRIAC established a reinsurance receivable of approximately $1.0 billion and a reinsurance payable of approximately $1.0 billion for this modified coinsurance arrangement, which are reflected in “Reinsurance recoverables” and “Reinsurance payables,” respectively.

THE PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Financial Statements

Reinsurance amounts included in the Statements of Operations for the years ended December 31, were as follows:

	Successor			Predecessor
	Year ended December 31, 2006	Year ended December 31, 2005	Nine months ended December 31, 2004	Three months ended March 31, 2004
	(in thousands)
Direct premiums	$245	$4,099	$2,491	$36
Reinsurance ceded	—	(22)	—	—

Premiums	$245	$4,077	$2,491	$36

11.	STOCK-BASED COMPENSATION

In 2006 and prior, Prudential Financial issued stock-based compensation including stock options.

Employee Stock Options

Effective January 1, 2006, Prudential Financial adopted SFAS No. 123(R) “Share-Based Payment,” which replaces SFAS No. 123. Under this method, compensation costs of awards to employees, such as stock options, are measured at fair value and expensed over the period during which an employee is required to provide service in exchange for the award (the vesting period). Prudential Financial had previously adopted the fair value recognition provisions of SFAS No. 123 prospectively for all new awards granted to employees on or after January 1, 2003. Prior to January 1, 2003, Prudential Financial accounted for employee stock options using the intrinsic value method of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. Under this method, neither Prudential Financial nor the Company recognized any stock-based compensation expense for employee stock options as all options granted had an exercise price equal to the market value of the underlying Common Stock on the date of grant. The results of operations of the Company include allocated costs of $1,890 thousand and $1,531 thousand for the years ended December 31, 2006 and 2005, respectively, and costs of $1,171 thousand for the nine months ended December 31, 2004 associated with employee stock options.

For the three months ended March 31, 2004 the Company did not incur any costs associated with employee stock options issued by CIGNA Corporation.

12.	EMPLOYEE BENEFIT PLANS

On April 1, 2004, employees of the retirement business of CIGNA Corporation transitioned to the benefit plans of Prudential Insurance, the Company’s parent. These employees are covered by funded non-contributory defined benefit pension plans of Prudential Insurance. Prudential Insurance also has several non-funded non-contributory defined benefit plans covering certain executives. Benefits for transitioned former CIGNA employees are based on a notional account balance that takes into consideration age, service and salary during their careers.

Prudential Insurance’s funding policy is to contribute annually an amount necessary to satisfy the Internal Revenue Code contribution guidelines, but no contributions have been required in recent years.

The Company has no legal obligation for benefits under these plans.

Substantially all of the Prudential Insurance’s employees may become eligible to receive postretirement benefits under Prudential Insurance plans if they retire after age 55 with at least 10 years of service. These benefits are funded as considered necessary.

The Company’s share of net expense for the pension plans was $7,429 thousand and $5,232 thousand for the years ended 2006 and 2005, respectively, $4,676 thousand for the nine months ended December 31, 2004, and $0 for the three months ended March 31, 2004. The net expense for the pension plans for the periods ended December 31, 2006, 2005 and 2004 were based upon an allocation from Prudential Insurance. There was no allocation from CIGNA for the Company for the three months ended March 31, 2004.

THE PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Financial Statements

The Company’s allocated share of net expense for other postretirement benefit plans was $761 thousand and $544 thousand for the years ended December 31, 2006 and 2005, respectively, $535 thousand for the nine months ended December 31, 2004, and $0 for the three months ended March 31, 2004.

Prudential Insurance also sponsors voluntary savings plans for these employees (401(k) plans). The plans provide for salary reduction contributions by employees and matching contributions by the Company of up to 4% of annual salary. The expense charged the Company for the matching contribution to the plans was $2,569 thousand and $2,548 thousand for the years ended December 31, 2006 and 2005, respectively, $1,965 thousand for the nine months ended December 31, 2004, and $0 for the three months ended March 31, 2004.

13.	INCOME TAXES

The components of income tax expense (benefit) for the years ended December 31, were as follows:

	Successor			Predecessor
	Year ended December 31, 2006	Year ended December 31, 2005	Nine months ended December 31, 2004	Three months ended March 31, 2004
	(in thousands)
Current tax expense (benefit)
U.S.	$(9)	$(26,514)	$21,803	$8
State and local	335	—	1,058	—
Foreign	560	914	—	—

Total	886	(25,600)	22,861	8

Deferred tax expense (benefit)
U.S.	23,177	31,232	365	—
State and local	—	—	—	—
Foreign	—	—	—	—

Total	23,177	31,232	365	—

Total income tax expense	$24,063	$5,632	$23,226	$8

THE PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Financial Statements

The Company’s actual income tax expense for the years ended December 31, differs from the expected amount computed by applying the statutory federal income tax rate of 35% to income from continuing operations before income taxes for the following reasons:

	Successor			Predecessor
	Year ended December 31, 2006	Year ended December 31, 2005	Nine months ended December 31, 2004	Three months ended March 31, 2004
	(in thousands)
Expected federal income tax expense	$67,756	$30,133	$22,706	$15
Non-taxable investment income	(31,763)	(20,056)	(177)	—
State and local taxes	217	—	688	—
Foreign tax credit	(8,186)	(4,435)	—	—
Other	(3,961)	(10)	9	(7)

Total income tax expense	$24,063	$5,632	$23,226	$8

Deferred tax assets and liabilities at December 31, resulted from the items listed in the following table:

	2006	2005
	(in thousands)
Deferred tax assets
Insurance reserves	$381,656	$418,955
Net operating and capital loss carryforwards	52,251	45,574
Net unrealized investment losses	—	6,536
Foreign tax credits	19,398	6,331
Other	35,272	69,945

Deferred tax assets before valuation allowance	488,577	547,341
Valuation allowance	—	—

Deferred tax assets after valuation allowance	488,577	547,341

Deferred tax liabilities
Investments	135,551	291,665
Net unrealized investment gains	5,933	—
Deferred policy acquisition costs and other intangibles	128,185	38,762
Other	83,390	11,900

Deferred tax liabilities	353,059	342,327

Net deferred tax asset	$135,518	$205,014

Management believes that based on its historical pattern of taxable income, the Company will produce sufficient income in the future to realize its deferred tax asset after valuation allowance. Adjustments to the valuation allowance will be made if there is a change in management’s assessment of the amount of the deferred tax asset that is realizable. At December 31, 2006 and 2005, respectively, the Company had federal net operating and capital loss carryforwards of $149 million and $130 million, which expire between 2010 and 2021.

The amount of income taxes the Company pays is subject to ongoing audits in various jurisdictions. The Company reserves for its best estimate of potential payments/settlements to be made to the Internal Revenue Service (the “Service”), and other taxing jurisdictions for audits ongoing or not yet commenced. In January 2007, the Service began an examination of tax years 2004 through 2006.

The Company’s liability for income taxes includes management’s best estimate of potential payments and settlements for audit periods still subject to review by the Internal Revenue Service or other taxing jurisdictions. Audit periods remain open for review until the statute of limitations has passed. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to our liability for income taxes. Any such adjustment could be material to our results of operations for any given quarterly or annual period based, in part, upon the results of operations for the given period.

For tax year 2007, the Company’s Parent has chosen to participate in the Service’s new Compliance Assurance Program (the “CAP”). Under CAP, the Service assigns an examination team to review completed transactions contemporaneously during the

THE PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Financial Statements

2007 tax year in order to reach agreement with the Company on how they should be reported in the tax return. If disagreements arise, accelerated resolutions programs are available to resolve the disagreements in a timely manner before the tax return is filed. It is management’s expectation this new program will significantly shorten the time period between when the Company files its federal income tax return and when the Service completes its examination of the return.

14.	STOCKHOLDER’S EQUITY

Dividend and Return of Capital Restrictions

Without prior approval of its domiciliary commissioner, dividends, which include return of capital, to shareholders are limited by the laws of the Company’s state of domicile, Connecticut. The State of Connecticut restricts dividend payments to the greater of 10% of the prior year’s surplus or net gain from operations from the prior year. However, pursuant to an order of the Insurance Commissioner of the State of Connecticut (the “Commissioner”) approving the purchase of the Company by Prudential Insurance, no dividend can be paid during the period of two years from the date of acquisition without the prior approval of the Commissioner. Therefore, a dividend could not be paid through the first quarter of 2006 without prior approval. Within the limitations above, there are no restrictions placed on the portion of Company profits that may be paid as ordinary dividends to stockholders.

Statutory Net Income and Surplus

The Company is required to prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the Connecticut Insurance Department. Statutory accounting practices primarily differ from U.S. GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions as well as valuing investments and certain assets and accounting for deferred taxes on a different basis. Statutory net income of the Company amounted to $225 million and $204 million for the years ended December 31, 2006 and 2005, respectively, $122 million for the nine months ended December 31, 2004, and zero for the three months ended March 31, 2004. Statutory capital and surplus of the Company amounted to $1,041 million and $989 million at December 31, 2006 and 2005, respectively.

15.	RELATED PARTY TRANSACTIONS

Service Agreements – Services Received

The Company has a service agreement with Prudential Insurance, approved July 30, 2004 by the State of Connecticut Department of Insurance (“CT DOI”) under which Prudential Insurance provides general and administrative services to the Company. The related charges to the Company were $296,737 thousand and $256,023 thousand for the years ended December 31, 2006 and 2005 respectively, $191,498 thousand for the nine months ended December 31, 2004, and zero for the three months ended March 31, 2004, and are recorded as part of “Total General and Administrative Expenses”. As of December 31, 2006 and 2005 the outstanding balances due to Prudential Insurance were $30,560 thousand and $43,770 thousand, respectively.

Under a separate agreement approved August 6, 2004 by the CT DOI, the Company receives cash management services from Prudential Insurance. The related charges to the Company were $444 thousand and $104 thousand for the years ended December 31, 2006 and 2005 respectively, $83 thousand for the nine months ended December 31, 2004 and zero for the three months ended March 31, 2004. As of December 31, 2006 and 2005 the outstanding balances due to Prudential Insurance were $37 thousand and $8 thousand, respectively.

The Company has an investment management agreement with Prudential Investment Management, Inc. (“PIM”) approved August 6, 2004 by the CT DOI. PIM provides investment management services to the Company for general and separate account assets. The related charges to the Company were $45,042 thousand and $47,299 thousand for the years ended December 31, 2006 and 2005 respectively, $38,845 thousand for the nine months ended December 31, 2004 and zero for the three months ended March 31, 2004. As of December 31, 2006 and 2005 the outstanding balances due to PIM were $6,900 thousand and $15,956 thousand, respectively.

THE PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Financial Statements

Prudential Global Funding, Inc., an indirect, wholly owned consolidated subsidiary of Prudential Insurance enters into derivative contracts with Prudential Financial and certain of its subsidiaries including the Company. Related party derivative assets were zero at both December 31, 2006 and 2005. Affiliated derivative liabilities were $18,605 thousand and $74,318 thousand at December 31, 2006 and 2005, respectively.

The Company’s related party payables and receivables are generally settled monthly.

Line of Credit

The Company has a line of credit from Prudential Funding, LLC dated April 1, 2004 under which the Company may borrow up to $500 million to finance working capital needs. The interest rate is based on Prudential Funding, LLC’s cost of funds, plus expenses, at the time of the borrowing.

The outstanding balance was zero at both December 31, 2006 and 2005, respectively.

Interest expense related to borrowings under this line of credit were zero and $241 thousand for the years ended December 31, 2006 and 2005 respectively, $900 thousand for the nine months ended December 31, 2004, and zero for the three months ended March 31, 2004. The interest expense for the years ended December 31, 2005 and 2004 reflects a weighted average yield of 2.48% and 1.72%, respectively.

Notes Receivable from Affiliate

On October 24, 2005, the Company loaned $25,000 thousand to an affiliate. This loan has an interest rate of 5.04% and matures on October 24, 2010. The total interest receivable was $56 thousand and $234 thousand at December 31, 2006 and 2005, respectively. The total interest earned by the Company was $1,260 thousand and $234 thousand for the years ended December 31, 2006 and 2005 respectively.

On September 15, 2006, the Company loaned $45,700 thousand to its parent. This loan has an interest rate of 6.39% and matures on January 15, 2012. The total interest receivable was $129 thousand at December 31, 2006. The total interest earned by the Company was $891 thousand for the year ended December 31, 2006.

Leases

The Company occupies leased office space in many locations under various long-term leases entered into by its parent. Rental expense allocated to the Company by its parent was $10,709 thousand and $9,786 thousand for the years ended December 31, 2006 and 2005, respectively and $7,050 thousand for the nine months ended December 31, 2004. The Company was not allocated any expense for the three months ended March 31, 2004.

Separate Account Assets and Liabilities

Included in the Company’s Separate Account Asset and Liability balances are funds of the Company’s parent of $164 million and $133 million as of December 31, 2006 and 2005, respectively.

16.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair values presented below have been determined by using available market information and by applying valuation methodologies. Considerable judgment is applied in interpreting data to develop the estimates of fair value. These fair values may not be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies could have a material effect on the fair values. The methods and assumptions discussed below were used in calculating the fair values of the instruments. See Note 2 for a discussion of derivative instruments.

THE PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Financial Statements

Commercial Loans

The fair value of commercial loans is primarily based upon the present value of the expected future cash flows discounted at the appropriate U.S. Treasury rate, adjusted for the current market spread for similar quality loans.

Notes Receivable – Affiliated

The fair value of affiliated notes is determined by using a discounted cash flow model, which relies upon the average of spread surveys collected from private market intermediaries who are active in both primary and secondary transactions and takes into account, among other things, the credit quality of the issuer and the reduced liquidity associated with private placements

Investment Contracts

For guaranteed investment contracts, payout annuities and other similar contracts without life contingencies, fair values are derived using discounted projected cash flows based on interest rates being offered for similar contracts with maturities consistent with those of the contracts being valued. For other deposit liabilities, carrying value approximates fair value. Investment contracts are reflected within “Policyholders’ account balances.”

The carrying amount approximates or equals fair value for the following instruments: fixed maturities classified as available for sale, trading account assets supporting insurance liabilities, equity securities, short-term investments, cash and cash equivalents, separate account assets and liabilities, securities sold under agreements to repurchase, and cash collateral for loaned securities. The following table discloses the Company’s financial instruments where the carrying amounts and fair values differ at December 31,

	2006		2005
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in thousands)
Commercial loans	$3,876,702	$3,826,579	$3,990,885	$3,908,575
Notes receivable - affiliated	70,526	71,903	25,000	24,701
Investment contracts	16,978,843	16,716,150	16,849,600	16,537,892

17.	DERIVATIVE INSTRUMENTS

Types of Derivative Instruments and Derivative Strategies

Interest rate swaps are used by the Company to manage interest rate exposures arising from mismatches between assets and liabilities (including duration mismatches) and to hedge against changes in the value of assets it anticipates acquiring and other anticipated transactions and commitments. Swaps may be specifically attributed to specific assets or liabilities or may be used on a portfolio basis. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts calculated by reference to an agreed upon notional principal amount. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party. Cash is paid or received based on the terms of the swap. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by one counterparty at each due date.

Exchange-traded futures are used by the Company to reduce market risks from changes in interest rates, to alter mismatches between the duration of assets in a portfolio and the duration of liabilities supported by those assets, and to hedge against changes in the value of securities it owns or anticipates acquiring or selling. In exchange-traded futures transactions, the Company agrees to purchase or sell a specified number of contracts, the values of which are determined by the values of designated classes of securities, and to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. The Company enters into exchange-traded futures with regulated futures commissions merchants who are members of a trading exchange.

Futures typically are used to hedge duration mismatches between assets and liabilities. Futures move substantially in value as interest rates change and can be used to either modify or hedge existing interest rate risk.

THE PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Financial Statements

Currency derivatives, including currency swaps, are used by the Company to reduce market risks from changes in currency exchange rates with respect to investments denominated in foreign currencies that the Company either holds or intends to acquire or sell.

Under currency swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between one currency and another at an exchange rate and calculated by reference to an agreed principal amount. Generally, the principal amount of each currency is exchanged at the beginning and termination of the currency swap by each party. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by one counterparty for payments made in the same currency at each due date.

Credit derivatives are used by the Company to enhance the return on the Company’s investment portfolio by creating credit exposure similar to an investment in public fixed maturity cash instruments. With credit derivatives the Company can sell credit protection on an identified name, or a basket of names in a first to default structure, and in return receive a quarterly premium. With single name credit default derivatives, this premium or credit spread generally corresponds to the difference between the yield on the referenced name’s public fixed maturity cash instruments and swap rates, at the time the agreement is executed. With first to default baskets, the premium generally corresponds to a high proportion of the sum of the credit spreads of the names in the basket. If there is an event of default by the referenced name or one of the referenced names in a basket, as defined by the agreement, then we are obligated to pay the counterparty the referenced amount of the contract and receive in return the referenced defaulted security or similar security. In addition to selling credit protection, in limited instances we have purchased credit protection using credit derivatives in order to hedge specific credit exposures in our investment portfolio.

Embedded Derivatives

The Company invests in fixed maturities that, in addition to a stated coupon, provide a return based upon the results of an underlying portfolio of fixed income investments and related investment activity. The Company accounts for these investments as available for sale fixed maturities containing embedded derivatives. Such embedded derivatives are marked to market through “Realized investment gains (losses), net,” based upon the change in value of the underlying portfolio.

Credit Risk

The Company is exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments. Generally, the current credit exposure of the Company’s derivative contracts is limited to the fair value at the reporting date. The credit exposure of the Company’s over-the-counter derivative transactions is represented by the fair value (market value) of contracts with a positive fair value (market value) at the reporting date. Because exchange-traded futures and options are effected through regulated exchanges, and positions are settled on a daily basis, the Company has reduced exposure to credit-related losses in the event of nonperformance by counterparties to such financial instruments.

The Company enters into over-the-counter derivative transactions with creditworthy counterparties pursuant to master agreements that provide for a netting of payments and receipts with a single counterparty. Substantially all of the Company’s over-the-counter derivative contracts are transacted with an affiliate.

18.	COMMITMENTS AND GUARANTEES, CONTINGENT LIABILITIES AND LITIGATION AND REGULATORY MATTERS

Commitments and Guarantees

The Company has various commitments related to its investment activities, some of which are contingent upon events or circumstances not under the Company’s control, including those at the discretion of the Company’s counterparty. These commitments amounted to $121 million at December 31, 2006 principally reflecting commitments to purchase or fund fixed maturity investments and commercial mortgage loans.

The Company is also subject to other financial guarantees and indemnity arrangements. The Company has provided indemnities and guarantees related to investments and other transactions that are triggered by, among other things, breaches of representations, warranties or covenants provided by the Company. These obligations are typically subject to various time

THE PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

Notes to Financial Statements

limitations, defined by the contract or by operation of law, such as statutes of limitation. In some cases, the maximum potential obligation is subject to contractual limitations, while in other cases such limitations are not specified or applicable. Since certain of these obligations are not subject to limitations, it is not possible to determine the maximum potential amount due under these guarantees. At December 31, 2006, the Company has no accrued liability balances associated with all other financial guarantees and indemnity arrangements.

Contingent Liabilities

On an ongoing basis, the Company’s internal supervisory and control functions review the quality of sales, marketing and other customer interface procedures and practices and may recommend modifications or enhancements. From time to time, this review process results in the discovery of product administration, servicing or other errors, including errors relating to the timing or amount of payments due to customers. In certain cases, if appropriate, the Company may offer customers remediation and may incur charges, including the cost of such remediation, administrative costs and regulatory fines.

It is possible that the results of operations or the cash flow of the Company in a particular quarterly or annual period could be materially affected as a result of payments in connection with the matters discussed above or other matters depending, in part, upon the results of operations or cash flow for such period. Management believes, however, that ultimate payments in connection with these matters, after consideration of applicable reserves and rights to indemnification, should not have a material adverse effect on the Company’s financial position.

Litigation and Regulatory Matters

The Company may be subject to various pending or threatened legal or regulatory proceedings arising from the conduct of its business. Most of these matters are routine and in the ordinary course of business. Litigation and regulatory matters are subject to many uncertainties, and given the complexity and scope, the outcomes cannot be predicted. It is possible that the results of operations or the cash flow of the Company in a particular quarterly or annual period could be materially affected by an ultimate unfavorable resolution of a litigation or regulatory matter. Management believes, however, that the ultimate outcome of all pending or threatened litigation or regulatory matters, after consideration of applicable reserves and rights to indemnification, should not have a material adverse effect on the Company’s financial position.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of

Prudential Retirement Insurance and Annuity Company:

In our opinion, the accompanying statements of financial position and the related statements of operations, of stockholder’s equity and of cash flows present fairly, in all material respects, the financial position of Prudential Retirement Insurance and Annuity Company (the Company) at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years ended December 31, 2006 and December 31, 2005, the nine months ended December 31, 2004 and the three months ended March 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

April 13, 2007

PART C

OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

(a)	FINANCIAL STATEMENTS

(1) Statements of Prudential Retirement Insurance and Annuity Company (Depositor) consisting of the Statements of Financial Position as of December 31, 2006 and 2005; and the related Statements of Operations, Changes in Stockholder’s Equity and Cash Flows for the years ended December 31, 2006, December 31, 2005, the nine months ended December 31, 2004 and the three months ended March 31, 2004; and the Notes to the Financial Statements appear in the Statement of Additional Information (Part B of the Registration Statement). (Note 1)

(b)	EXHIBITS

(1)	Resolution of the Board of Directors of Prudential Retirement Insurance and Annuity Company authorizing establishment of the PRIAC Variable Contract Account A. (Note 1)

(2)	N/A

(3)	Form of Distribution Agreement (Note 1)

(4)	(a) Form of the Variable Annuity Contract (Note 1)

(b) Active Life Certificate (Note 1)

(5)	Application form for the Contract (Note 1)

(6)	(a)Articles of Incorporation of Prudential Retirement Insurance and Annuity Company, as amended March 31, 2004. (Note 1)

(b) By-laws of Prudential Retirement Insurance and Annuity Company, as amended November 15, 2005. (Note 1)

(7)	Form of Contract of reinsurance in connection with variable annuity contract. (Note 1)

(8)	Other material contracts performed in whole or in part after the date the registration statement is filed:

(a)	Form of Fund Participation Agreement . (Note 1)

(b)	Form of Trust Agreement (Note 1)

(9)	Opinion of Counsel as to legality of the securities being registered. (Note 1)

(10)	Written consent of PricewaterhouseCoopers LLP, independent registered public accounting firm. (Note 1)

(11)	N/A

(12)	N/A

(13) Powers of Attorney for John Y. Kim, Scott G. Sleyster, Ronald P. Joelson, John T. Fleurant, David J. Castellani, James J. Mallozzi, and James M. O’Connor. (Note 1)

(Note 1) Filed herewith.

ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

The directors and major officers of Prudential Retirement Insurance and Annuity Company are listed below:

Name and Principal Business Address	Position and Offices with Depositor
John Y. Kim 280 Trumbull Street Hartford, CT 06103-3509	Chairman, President and Director

Scott G. Sleyster 280 Trumbull Street Hartford, CT 06103-3509	Executive Vice President and Director

David J. Castellani 280 Trumbull Street Hartford, CT 06103-3509	Senior Vice President and Director

John T. Fleurant 280 Trumbull Street Hartford, CT 06103-3509	Senior Vice President, Chief Financial Officer, Controller and Director

James J. Mallozzi 280 Trumbull Street Hartford, CT 06103-3509	Senior Vice President and Director

Ronald P. Joelson 2 Gateway Center Newark, NJ 07102-5005	Senior Vice President, Chief Investment Officer and Director

Bernard J. Jacob 751 Broad Street Newark, NJ 07102-3714	Treasurer

James M. O’Connor 200 Wood Avenue South Iselin, NJ 08830-2706	Senior Vice President, Chief Actuary and Director

Stephen E. Wieler 200 Wood Avenue South Iselin, NJ 08830-2706	Secretary

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT –

Prudential Retirement Insurance and Annuity Company (“PRIAC”), a corporation organized under the laws of Connecticut, is a wholly-owned subsidiary of The Prudential Insurance Company of America (“Prudential”), a stock life insurance company organized under the laws of New Jersey. Prudential is an indirect wholly-owned subsidiary of Prudential Financial, Inc. (PFI), a New Jersey insurance holding company.

PRIAC may be deemed to control the following separate accounts which are registered as unit investment trusts under the Investment Company Act of 1940: PRIAC Variable Contract Account A, CIGNA Variable Annuity Separate Account I.

In addition, PRIAC and the Registrant may be deemed to be under common control with other insurers that are direct or indirect subsidiaries of PFI and their separate accounts.

The subsidiaries of Prudential Financial, Inc. are listed under Exhibit 21.1 of the Annual Report on Form 10-K of Prudential Financial, Inc., Registration No. 001-16707, filed February 28, 2007, the text of which is hereby incorporated by reference.

ITEM 27. NUMBER OF CONTRACT OWNERS

As of December 31, 2006, there were 0 owners of qualified contracts and 0 owners of non-qualified contracts offered by the Registrant.

ITEM 28. INDEMNIFICATION

The Registrant, in conjunction with certain of its affiliates, maintains insurance on behalf of any person who is or was a trustee, director, officer, employee, or agent of the Registrant, or who is or was serving at the request of the Registrant as a trustee, director,

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officer, employee or agent of such other affiliated trust or corporation, against any liability asserted against and incurred by him or her arising out of his or her position with such trust or corporation.

Connecticut, being the state of organization of Prudential Retirement Insurance and Annuity Company (“PRIAC”), permits entities organized under its jurisdiction to indemnify directors and officers with certain limitations. The relevant provisions of Connecticut law permitting indemnification can be found in Sections 33-770 to 33-779 of the Connecticut General Statutes Annotated. The text of PRIAC’s By-law, Article IX, which relates to indemnification of officers and directors, is incorporated by reference to Exhibit 6(b) filed herewith.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITERS

(a) Prudential Investment Management Services LLC (PIMS)

PIMS is distributor for Cash Accumulation Trust, Nicholas-Applegate Fund, Inc., (Nicholas-Applegate Growth Equity Fund), Dryden California Municipal Fund, Jennison Blend Fund, Inc., Dryden Global Total Return Fund, Inc., Dryden Government Income Fund, Inc., Dryden Government Securities Trust, Dryden High Yield Fund, Inc., Dryden Index Series Fund, Prudential Institutional Liquidity Portfolio, Inc., MoneyMart Assets, Inc., Dryden Municipal Bond Fund, Dryden National Municipals Fund, Inc., Jennison Natural Resources Fund, Inc., Dryden Global Real Estate Fund, Jennison Sector Funds, Inc., Dryden Short-Term Corporate Bond Fund, Inc., Jennison Small Company Fund, Inc., Dryden Tax-Free Money Fund, Dryden Tax-Managed Funds, Dryden Small-Cap Core Equity Fund, Inc., Dryden Total Return Bond Fund, Inc., Jennison 20/20 Focus Fund, Jennison Mid-Cap Growth Fund, Inc., Jennison Value Fund, Prudential World Fund, Inc., Target Asset Allocation Funds, Strategic Partners Mutual Funds, Inc., Strategic Partners Opportunity Funds, Strategic Partners Style Specific Funds, The Prudential Investment Portfolios, Inc., The Target Portfolio Trust, The Prudential Series Fund and Advanced Series Trust.

PIMS is also distributor of the following other investment companies: Separate Accounts: Prudential’s Gibraltar Fund, Inc., The Prudential Variable Contract Account-2, The Prudential Variable Contract Account-10, The Prudential Variable Contract Account-11, The Prudential Variable Contract Account-24, The Prudential Variable Contract GI-2, The Prudential Discovery Premier Group Variable Contract Account, The Prudential Discovery Select Group Variable Contract Account, The Pruco Life Flexible Premium Variable Annuity Account, The Pruco Life of New Jersey Flexible Premium Variable Annuity Account, The Prudential Individual Variable Contract Account, The Prudential Qualified Individual Variable Contract Account, and PRIAC Variable Contract Account A.

(b) Information concerning the officers and directors of PIMS is set forth below.

NAME (1)	POSITIONS AND OFFICES WITH UNDERWRITER	POSITIONS AND OFFICES WITH REGISTRANT
Robert F. Gunia	President	None
Mark R. Hastings	Senior Vice President & Chief Compliance Officer	None
David R. Odenath 751 Broad Street Newark, NJ 07102-3714	Executive Vice President	None
Scott G. Sleyster 280 Trumbull Street Hartford, CT 06103-3509	Executive Vice President	None

3

Stephen Pelletier	Executive Vice President	None
Bernard B. Winograd	Executive Vice President	None
Edward P. Baird 290 W. Mount Pleasant Ave. Livingston, NJ 07039-2729	Executive Vice President	None
Mark I. Salvacion	Senior Vice President, Secretary and Chief Legal Officer	None
Michael J. McQuade	Senior Vice President, Asst. Treasurer, Comptroller and Chief Financial Officer	None
Peter J. Boland	Senior Vice President and Director of Operations	None

(1)	The address of each person named is Three Gateway Center, 14th Floor, 100 Mulberry Street, Newark, New Jersey 07102 unless otherwise noted.

(c) Commissions received by PIMS during last fiscal year with respect to annuities issued through the registrant separate account.

Name of Principal Underwriter	Net Underwriting Discounts and Commissions	Compensation on Redemption	Brokerage Commissions	Compensation
Prudential Investment Management Services, LLC	$-0-	$-0-	$-0-	$-0-

ITEM 30. LOCATION OF ACCCOUNTS AND RECORDS

All accounts, books or other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are maintained by the Registrant through Prudential Retirement Insurance and Annuity Company, 280 Trumbull Street, Hartford, Connecticut 06103 and The Prudential Insurance Company of America, 751 Broad Street, Newark, New Jersey 07102.

ITEM 31. MANAGEMENT SERVICES

Summary of any contract not discussed in Part A or Part B of the registration statement under which management-related services are provided to the Registrant—Not Applicable.

ITEM 32. UNDERTAKINGS

(a)	Registrant undertakes to file a post-effective amendment to this Registrant Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b)	Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a statement of additional information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a statement of additional information.

(c)	Registrant undertakes to deliver any statement of additional information and any financial statements required to be made available under this Form promptly upon written or oral request.

(d)	Restrictions on withdrawal under Section 403(b) Contracts are imposed in reliance upon, and in compliance with, a no-action letter issued by the Chief of the Office of Insurance Products and Legal Compliance of the U.S. Securities and Exchange Commission to the American Council of Life Insurance on November 28, 1988.

(e)	Prudential Retirement Insurance and Annuity Company hereby represents that the fees and charges deducted under the contracts described in this Registration Statement are in the aggregate reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Prudential Retirement Insurance and Annuity Company.

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SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf in the City of Hartford and the State of Connecticut, on this 23rd day of April 2007.

PRIAC VARIABLE CONTRACT ACCOUNT A
(Registrant)

	By:	* /s/ John Y. Kim
PRESIDENT

By: PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY
(Depositor)

By:	* /s/ John Y. Kim
PRESIDENT

SIGNATURES

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

	SIGNATURE AND TITLE	Date: April 23, 2007

* /s/ John Y. Kim
JOHN Y. KIM
CHAIRMAN, PRESIDENT, AND DIRECTOR

* /s/ Scott G. Sleyster
SCOTT G. SLEYSTER
EXECUTIVE VICE PRESIDENT AND DIRECTOR

* /s/ John T. Fleurant
JOHN T. FLEURANT
SENIOR VICE PRESIDENT, CHIEF
FINANCIAL OFFICER, CONTROLLER, AND
DIRECTOR

* /s/ David J. Castellani
DAVID J. CASTELLANI
SENIOR VICE PRESIDENT AND DIRECTOR

* /s/ James J. Mallozzi
JAMES J. MALLOZZI
SENIOR VICE PRESIDENT AND DIRECTOR

* /s/ Ronald P. Joelson
RONALD P. JOELSON
SENIOR VICE PRESIDENT, CHIEF INVESTMENT OFFICER, AND DIRECTOR

* /s/ James M. O’Connor
JAMES M. O’CONNOR
SENIOR VICE PRESIDENT, CHIEF ACTUARY, AND DIRECTOR

By:	/s/ John M. Ewing
JOHN M. EWING
(ATTORNEY-IN-FACT)

*	Executed by John M. Ewing on behalf of those indicated by power of attorney.

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EXHIBIT INDEX

Exhibit No.	Description
1	Resolution adopted by Board of Directors of Prudential Retirement Insurance and Annuity Company on February 12, 2004 authorizing establishment of the PRIAC Variable Contract Account A.

3	Form of Distribution Agreement

4(a)	Form of the Variable Annuity Contract

4(b)	Active Life Ceritificate

5	Application form for the Contract.

6(a)	Articles of Incorporation of Prudential Retirement Insurance and Annuity Company, as amended March 31, 2004.

6(b)	By-Laws of Prudential Retirement Insurance and Annuity Company, as amended November 15, 2005.

7	Form of Contract of reinsurance in connection with variable annuity contract.

8(a)	Form of Fund Participation Agreement

8(b)	Form of Trust Agreement

9	Consent and Opinion of John M. Ewing, Esq., Vice President and Corporate Counsel, Prudential Retirement Insurance and Annuity Company, as to the legality of the securities being registered.

10	Written consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

13	Powers of Attorney for John Y. Kim, Scott G. Sleyster, David J. Castellani, John T. Fleurant, Ronald P. Joelson, James J. Mallozzi, and James M. O’Connor.